
03022634

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hong Kong Electric Holdings Ltd

*CURRENT ADDRESS Hong Kong Electric Centre
44 Kennedy Road
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 4086 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE : 6/6/03

82-4086

ARIS
12-31-01

03 JUN -2 AM 7:21


HONGKONG ELECTRIC GROUP

Hongkong Electric Holdings Limited

香港電燈集團有限公司

Annual Report 2001

Hongkong Electric Holdings Limited (HEH) was established in 1976 to serve as the holding company of The Hongkong Electric Company, Limited (HEC), the main operating company of the HEH Group. HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island, Ap Lei Chau and Lamma Islands.

HEC's power station on Lamma has a total installed capacity of 3,305 MW and its transmission and distribution network comprises a network of about 370 kilometres of transmission line and more than 3,440 distribution substations. The company history dates back to 1890.

Contents

financial highlights

HK$ million	2001	2000	1999	1998	1997
Turnover	**10,867**	10,643	9,690	9,759	8,499
Profit attributable to shareholders	**6,507**	5,535	5,286	4,967	4,709
Dividends	**3,479**	3,233	3,088	2,899	2,748
Fixed assets	**43,955**	41,592	39,661	37,645	35,011
Shareholders' funds	**33,758**	30,525	26,967	23,091	20,933

HK$					
Earnings per share	**3.05**	2.62	2.58	2.46	2.33
Dividends per share	**1.63**	1.515	1.4875	1.435	1.36

Note: As a result of adoption of the requirements of the Statement of Standard Accounting Practice No. 9 (revised) "Events after the balance sheet date", proposed dividend after the balance sheet date is recognised as a component of equity instead of recognised as a liability at the balance sheet date. Shareholders' funds for the years 1997 to 2000 have been adjusted for comparison purposes.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS
HK$ million


6,700
6,400
6,100
5,800
5,500
5,200
4,900
4,600
4,300
4,000
97
98
99
00
01

DIVIDENDS PER SHARE
HK$


1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
97
98
99
00
01

TURNOVER
HK$ million


12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
97
98
99
00
01

FIXED ASSETS
HK$ million


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
97
98
99
00
01

corporate information

Chairman	George C. Magnus
Deputy Chairman	Canning Fok Kin-ning
Group Managing Director	Tso Kai-sum
Executive Directors	Andrew J. Hunter Kam Hing-lam Francis Lee Lan-yee Victor Li Tzar-kuoi Frank J. Sixt
Directors	Ronald J. Arculli Susan M.F. Chow Holger Kluge Ralph Raymond Shea Wong Chung-hin Ewan Yee Lup-yuen
Company Secretary	Lillian Wong
Registered Office	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong Telephone: 28433111 Fax: 25371013 E-mail: mail@hec.com.hk Website: www.hec.com.hk
Bankers	The Hongkong and Shanghai Banking Corporation Limited
Solicitors	Johnson Stokes & Master
Auditors	KPMG
Registrars	Central Registration Hong Kong Limited 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
ADR Depositary	Citibank, N.A. American Depositary Receipts Services 111 Wall Street, New York, N.Y. 10043, U.S.A.

financial calendar

Half-year results	announced 9th August 2001
Full-year results	announced 7th March 2002
Annual Report	posted to shareholders on or before 11th April 2002
Share register closed	2nd May 2002 to 9th May 2002
Annual General Meeting	to be held 9th May 2002
Dividends per share	
Interim: $0.56	paid 3rd October 2001
Final: $1.07	payable 10th May 2002

chairman's statement

Demand for electricity in Hong Kong continued to rise in 2001 in spite of the depressed economic conditions. We again delivered exceptional levels of reliability and worked to ensure that our network will meet the future power needs of the people and businesses of Hong Kong. The performance of our Australian businesses exceeded expectations, both at the operating level and as a result of an exceptional one-off gain on the sale of the retail division of Powercor Australia, and it is this strong contribution to the bottom line from overseas activities which has resulted in the bulk of the increase in Group profits over last year.

Results

The profits arising from the Group's local activities amounted to HK$5,889 million (2000: HK$5,488 million). Profits arising from the Group's overseas activities increased substantially to HK$618 million (2000: HK$47 million) due mainly to the exceptional one-off gain of HK$344 million arising from the sale of the retail division of Powercor Australia, together with the strong operating performance of our Australian electricity distribution businesses.

As a result, the Group's audited consolidated net profit for the year ended 31st December 2001 was HK$6,507 million (2000: HK$5,535 million).

Final Dividend

The Directors will recommend a final dividend of HK$1.07 per share. This, together with the interim dividend of 56 cents per share, will give a total dividend of HK$1.63 per share for the year (2000: HK$1.515 per share).

Hong Kong Operations

As a number of events around the world have demonstrated in recent years, provision of a highly reliable source of electric power is of central importance to economic activity, and is not to be taken for granted even in the most developed markets. During 2001, we continued to focus on reliability. For the sixth year in a row, we maintained a reliability of supply of 99.999%, and we exceeded our 18 customer pledges in all areas.

This exceptional performance was achieved while at the same time continuing tight control on costs and headcount have resulted in electricity generated per employee and revenue per employee rising during the year. These improvements in productivity reflect our constant attention to having the right workforce, systems and equipment in place and providing a customer service system that is both highly responsive and personalised.

Electricity generation is a capital-intensive industry and, therefore, the cost of capital is an important factor. The Group took advantage of the decline in interest rates to reduce our cost of borrowing substantially



through retiring and refinancing portions of our existing debt, and the resultant interest savings made a contribution to our profits.

Fuel supply is another major cost factor and although rising international prices for coal made it impossible to reduce overall fuel costs for 2001, we mitigated the effects through further diversification of both coal types and sources.

We continued to improve the physical infrastructure. Effective maintenance of our generating equipment allowed us to achieve an increase in availability from our generating units.

With power demand rising despite several years of poor economic conditions, the need for the Lamma Power Station Extension project is now even more apparent, with maximum demand in 2001 showing an increase of 4.1%. This rising demand emphasizes that the first phase must be commissioned by mid 2004. Site dredging was finished during the year and construction began on the seawall. In addition, we are making good progress on the planning, detailed design and approval process for the submarine gas pipeline.

Serving Hong Kong for over a century, we are dedicated to providing adequate and reliable power supply as well as meeting the long-term electricity needs of the community and the business sector.

Overseas Business

Our strategy is to invest in electricity related businesses offering acceptable risk levels and steady margins. Our joint investments with Cheung Kong Infrastructure Holdings Limited in ETSA Utilities and Powercor in Australia were based on the expectation of earning the reasonable return as set out in the regulatory framework. Both have performed above these expectations during 2001, delivering solid financial and operational results in a year in which extreme climatic conditions, particularly in South Australia, presented many challenges for the businesses. During the year, we were able to exit the more volatile and higher-risk retail portion of Powercor through disposal. This raised A$315 million in total, which was used to reduce Powercor's gearing. As a result we now concentrate on regulated electricity distribution businesses, with a customer base of 1.4 million.

Outlook

While the pace of any economic recovery is uncertain, experience has shown that demand for electricity in Hong Kong will continue to rise even if conditions remain sluggish. Therefore we are focused on pressing ahead with work on the Lamma Extension and investing in improving our existing infrastructure to ensure the adequacy and reliability of supply that is required by Hong Kong to maintain its standing as a world class city.

Overseas, we will continue to see a steady contribution to Group profit from our Australian assets. We are also encouraged by the possibilities for expansion that are emerging as regulatory regimes around Asia and beyond evolve. The Group will continue to seek opportunities in countries and in segments of the market that offer a high degree of earnings predictability at acceptable levels of risk.

I wish to thank all employees for their dedication, loyalty and hard work, which has positioned the Group well to seize suitable opportunities that may arise.

George C. Magnus
Chairman

Hong Kong, 7th March 2002

operations review

Sales of electricity rose by 3.2% in 2001 to 10,311 million kWh. Maximum demand reached another record high, rising 4.1% to 2,516 MW. Demand was led by the commercial sector, which saw a 4.4% increase. With this sector accounting for more than 70% of total sales, it demonstrates the resilience of demand to economic weakness, supporting our long-term forecasts. Customer numbers rose 1.9% to 535,549.

Hongkong Electric has a well-established track record of increasing shareholders' value that makes it a stock we like to follow.



Ms Alice Hui
Executive Director,
Head of Asian Utilities Research,
UBS Warburg

Generation

The Generation Division again exceeded performance targets while increasing productivity and taking further measures to improve operations from an environmental perspective.

The Lamma Power Station continued to perform well. The availability of coal fired generating units increased as we reduced the number and length of planned outages for upgrading work.

Work continued on the conversion of two existing gas turbines to a combined cycle unit. This will generate an additional 115MW of power with the same fuel input through recovering waste heat energy. This project is on target for completion in September 2002.

The coal jetty extension at Lamma Power Station was completed, further improving our coal handling facilities. Control systems were upgraded.

Consumption of low sulphur coal, our main fuel source, grew to over four million tonnes. With coal a major cost to the Group, we devoted considerable effort to finding ways to achieve savings. Higher oil prices led to increased global demand for coal and rising prices. We sought to counter this through wider diversification and the use for the first time of more cost effective sub-bituminous coal. The results have been satisfactory and we plan to use more of this fuel in future.


UNITS SOLD
1992-2001
(millions of kWh)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
92
93
94
95
96
97
98
99
00
01
Commercial
Domestic
Industrial



The Environmental Management System has allowed us to prioritise our efforts to protect the environment. The progress to retrofit a submerged scraper conveyor system neared completion, in line with our goal of minimising effluent discharge. We also increased our recycling of wastewater and rainwater.

Work on the Lamma Power Station extension began in March and solid progress was made. Dredging was completed and construction began on the seawall. The 300MW gas-fired generating unit of Phase I is targeted for completion by mid 2004.

Hongkong Electric plays a vital role in supporting Hong Kong's continuing development as a financial services hub in Asia.

Transmission and Distribution (T&D)

In 2001, the T&D Division continued to exceed targets for customer services and supply reliability while its productivity was further improved.

All 18 pledged service standards were met or surpassed and 851 commendations were received from our customers. We continued to make use of the latest technologies to improve our customer services. In 2001, HEC expanded and upgraded its remote meter reading system for its maximum demand customers. Aside from basic meter reading functions, the system provides continuous monitoring of meter integrity and on-line acquisition of load profiles for the customers. In addition, the

Constant upgrading of our facilities and transmission networks will ensure performance leadership into the future.



WRITTEN COMMENDATION STATISTICS


900
800
700
600
500
400
300
200
100
0
92 93 94 95 96 97 98 99 00 01
O Written commendations received

WAP (Wireless Application Protocol) service was extended to all mobile phone users so that customers can freely access their electricity account and obtain other useful information and services with a WAP phone anywhere and anytime.

The supply reliability achieved was 99.999% – an exceptional rating achieved now for six consecutive years. To maintain this level of reliability and to meet the increase in electricity demand, a total of 53 new distribution substations were commissioned and 286km of distribution cables laid.

To provide supply to the MTR Tseung Kwan O Line, a new 2x60MVA infeed substation at Quarry Bay was commissioned.

The Group also completed preparatory work for the new 22kV distribution voltage system to be introduced to the Cyberport and Central area in year 2002, followed in year 2003 by the Southern District.

The 22kV voltage has the same cable size and hence capacity is twice that of 11kV cables. It will require less underground space and since most underground spaces in Hong Kong are already congested, 22kV distribution is the most effective means of expanding our electricity distribution network to meet increased demand. The 22kV voltage has been adopted by other major cities with a similar underground congestion situation and high load density and is the first of its kind to be introduced in the Hong Kong SAR.

I know that 999.9 gold represents a very high degree of purity. So it is reassuring to hear that Hongkong Electric's reliability is as high as 99.999%. I am pleased the company will continue to support the people it serves through its community programmes.



Mr Wu Chor Nam, JP
Chairman of the Central & Western District Council



International

ETSA Utilities, Australia

ETSA Utilities, the electricity distribution business for the State of South Australia jointly owned by the Group and Cheung Kong Infrastructure, performed well during 2001. Sales revenue for the year of 2001 was higher than expected due to a record number of new customer connections and strong sales during a hotter than expected summer, together with a buoyant economy driven by a thriving building industry. Indeed, the severe weather conditions including major storms and the hottest summer of 93 years put great strain on the distribution network. In response, additional capital was invested to ensure a continued high level of system reliability. In addition, significant efficiency gains were achieved across the organization during the year, through improved work practices, increased automation and greater utilization of information technology.

The performance of our Australian investments exceeded our expectations in 2001. We continue to explore further investment opportunities that offer secure returns.


CHINA
Hong Kong
THAILAND
Bangkok


AUSTRALIA
Adelaide
Melbourne

Powercor Australia

Powercor Australia, also jointly owned by the Group and Cheung Kong Infrastructure, is Victoria's largest electricity distributor, with a network covering about 64% of the State. This business performed strongly in 2001, achieving higher than budget electricity sales gross margin in servicing Melbourne's rapidly expanding western suburbs and the State's key regional and rural growth centres. During 2001, attention was also focused on productivity improvements and cost savings without adversely affecting system reliability or customer service, and significant progress was made in this area. In June, and in keeping with the Group's policies on risk management, the energy trading retail division of Powercor was disposed of for A$315 million, with the proceeds being used to reduce gearing. This transaction gave rise to a profit on disposal attributable to the Group of HK$344 million.

Union Power Development Company Limited, Thailand

During 2001, the Group added to our overseas portfolio with the acquisition of a 26% stake in Union Power Development Company Limited (UPDC), a consortium including leading Japanese energy concerns. UPDC has a license to develop one of the largest coal-fired power stations to be built in Thailand. The 1,400 MW facility in Hin Krut province will help prevent a looming energy deficit as power consumption continues to rise in the country. The project will benefit from a 25-year take-or-pay Power Purchase Agreement with the Government-owned Electricity Generating Authority of Thailand, at a tariff linked to the US dollar exchange rate. The Group has an option to increase its holding to 27.5% in the future.

Full environmental clearance has been granted, together with all other necessary licenses. Substantial commitments have been obtained for a non-recourse project financing. We are awaiting final approval from the Government of Thailand and aim to begin construction in late 2002, with the first 700MW phase to come on stream in 2006.

Associated Technical Services Limited (ATS)

ATS continues to make useful contribution to the profit of the Group. In year 2001, ATS secured engineering service contracts in China, Taiwan and Thailand.

I have been a shareholder of Hongkong Electric for many years. The dividend income I receive from my shareholdings is very important to me, especially now when interest on bank deposits is so low.



Ms Lai Tai
Hongkong Electric Shareholder

I have been a member of Hongkong Electric's Customer Liaison Group since its inception 10 years ago. I am always impressed by the company's willingness to listen to the views of its customers and make improvements accordingly.



Mr Yau Kin Shing
Customer Liaison Group Member

People

Productivity

Economic conditions brought a renewed emphasis on productivity. The Group's restriction on hiring remained in place and overall headcount fell, resulting in a rise of 5.4 % in output to 4.53 million kWh per employee.

Training

We have achieved productivity gains not only through the application of technology but also by training people to work more flexibly and across a broader range of skills. This also increases job satisfaction. In 2001, Operations Division devoted a total of 101,000 man-hours to training.

Health and Safety

The Group's longstanding "safety first" culture resulted in standards of health and safety classified as "excellent" internationally being achieved for 2001.

The T&D Safety Management System was accredited to OHSAS 18001 and HEC was the first local utility to acquire this prestigious certificate in health and safety management.

External recognition came when the division won the "Gold Award for Safety Management Systems" in the Occupational Health & Safety Enhancement Forum organised by Hong Kong's Occupational Health & Safety Council.

PRODUCTIVITY
1992-2001



Units sold per employee (millions of kWh)
Number of employees (thousand)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
92
93
94
95
96
97
98
99
00
01



Customers enjoy services of the highest standard delivered by our skilled teams of professionals.



We are committed to improving the environment by raising environmental protection standards at our operations while supporting research projects on renewable energy such as wind power and solar energy.

Corporate Citizenship

The Group takes seriously its responsibilities to protect the environment and its contribution to the community.

Environmental Care

The adoption during 2001 of Environmental Management Systems by the Generation and T&D divisions demonstrates our continuing commitment to reducing the impact of our operations on the environment. The system has raised our environmental monitoring to the highest international standards and allowed us to prioritise our initiatives in this area more effectively.

No environmental incidents were recorded for the year. We increased our recycling of wastewater and rainwater. Ash disposal continued to decline towards zero, as the closed loop system diverted more to cement making.

As a step towards assessing the feasibility of renewable energy in Hong Kong, the Group in collaboration with Friends of the Earth has initiated a wind data survey study to ascertain the wind power potential in Hong Kong. After a careful site search, two wind monitoring stations on Po Toi Island and Lamma Island were set up in April and November 2001 respectively for collecting wind data over a period of 12 months.

The photovoltaic study by the University of Hong Kong which we are sponsoring has made good progress. Much valuable data was collected for analysis of the performance of photovoltaics under various weather conditions in Hong Kong.

Community Outreach

Safety is an important feature of our work with the community. Together with the Government's Electrical & Mechanical Services Department, we launched a Public Safety Education Campaign to heighten awareness of the need to use electrical appliances properly.

To enable visually impaired and elderly customers to receive the same messages, we converted printed safety and customer service information booklets to CD and audiocassette, supplementing the special page for the visually impaired on our website.

We also widened our concessionary tariff scheme that assists disadvantaged groups such as the disabled and the elderly, by extending it to single parent families. This helps to ensure that electricity is affordable across the community.

Corporate Governance

The Company is committed to high standards of corporate governance and has complied throughout the year with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") issued by The Stock Exchange of Hong Kong Limited.

The Board meets formally at least four times a year. The Executive Directors are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of the Company's subsidiary and associated companies, at which Group strategies and policies are formulated and communicated.

The Group views well developed reporting systems and internal controls as essential and the Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the quality, timeliness, relevance and reliability of internal and external reporting.

To enable the Company's Directors to meet their obligations, an appropriate organizational structure is in place with clearly defined responsibilities and limits of authority.

The Company's Audit Committee is composed of three independent Non-executive Directors and written terms of reference which describes the authority and duties of the Audit Committee are regularly reviewed and updated by the Board. The Audit Committee reports directly to the Board of Directors and reviews matters within the scope of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and review the effectiveness of internal controls and risk evaluation.

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure for the year amounted to HK$4,134 million, which was primarily funded by cash from operations and bank loans. Total net external borrowings decreased from HK$17,189 million at the beginning of the year to HK$13,758 million at year end. The decrease was due to the refinancing of bridge loans secured from the acquisition of Powercor Australia and a net positive cashflow. In addition, undrawn committed credit facilities available to the Group totalled HK$5,744 million (2000: HK$4,981 million). The gearing ratio (net debt/shareholders' funds) at 31st December 2001 was 41% (2000: 56%).

Treasury Policies, Financing Activities and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

The A$844 million bridge loans were completely refinanced at both the sponsors' and project level. An A$405 million 5-year syndicated term loan facility was raised to refinance the Group's equity contribution, while the balance was replaced by commercial paper and debt issuance in the name of Powercor Australia Limited.

During the year, the Group secured committed funds of HK$6,200 million for refinancing and corporate funding requirements. The largest transaction was a Dual Tranche Syndicated Loan Facility, with 5 and 7 years terms. Strong demand in the banking market for credit worthy companies allowed us to raise the amount from an original HK$2,500 million to HK$4,500 million. The Group also secured HK$1,200 million in bilateral loans and a further HK$500 million via a privately placed 3-year fixed rate notes issue. The proceeds from these facilities were used in part to retire more expensive existing debt and partly to act as committed facilities for funding requirements over the next 12 months.

As at 31st December 2001, external borrowings of the Group amounted to HK$14,338 million with the following profile:

(1) 70% was either denominated or effectively hedged into Hong Kong dollars and 29% was denominated in Australian dollars;

(2) 68% was medium term loans, 22% was capital market instruments and 10% was suppliers' credits;

(3) 87% was repayable between 2 to 5 years and 6% was repayable beyond 5 years;

(4) 78% was fixed or capped rate based.

It is the Group's treasury policy not to engage in any speculative trading activity. Foreign currency transaction exposure, other than in US dollars, is managed in accordance with treasury guidelines, utilising forward contracts and currency and interest rate swaps. As at 31st December 2001, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging a comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by using a spectrum of financial instruments to maintain a majority of the Group's debt at fixed rates. This is achieved either by means of fixed rate debt issues or by the use of interest rate swaps and caps. At 31st December 2001, the contractual notional amounts of derivative instruments outstanding amounted to HK$14,034 million (2000: HK$9,885 million) equivalent.

Contingent Liabilities

As at 31st December 2001, the Company has given guarantees to banks in respect of banking facilities and development security available to associates amounting to HK$40 million (2000: HK$8 million). The Company has also given guarantees in respect of bank and other borrowing facilities available to subsidiaries totaling HK$8,587 million (2000: HK$9,663 million) equivalent. This HK$8,587 million (2000: HK$9,663 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2001, excluding directors' emoluments, amounted to HK$1,083 million (2000: HK$1,096 million). As at 31st December 2001, the Group employed 2,318 (2000: 2,366) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

report of the directors

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited accounts for the year ended 31st December 2001.

Group Activities

The principal activity of the Group is the generation and supply of electricity.

Accounts

The Consolidated Profit and Loss Account for the year ended 31st December 2001 is set out on page 27 and shows the Group profit, after tax and Scheme of Control transfers, of $6,507 million (2000: $5,535 million). The state of the Company's and the Group's affairs as at 31st December 2001 are set out in the accounts on pages 27 to 59.

Dividends

An interim dividend of 56 cents (2000: 54 cents) per share was paid to shareholders on 3rd October 2001 and the Directors recommend a final dividend of $1.07 (2000: 97.5 cents) per share payable on 10th May 2002 to shareholders who are registered on the register of members on 9th May 2002.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 23 on the accounts.

Share Capital

Particulars of the movements in share capital are set out in note 22 on the accounts.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (2000: Nil).

Charitable Donations

Donations by the Group during the year amounted to $2 million (2000: $2 million).

Fixed Assets

Additions to Group fixed assets for the year amounted to $4,134 million (2000: $3,549 million). The movements in fixed assets during the year are set out in note 12 on the accounts.

Directors

The Directors in office at the date of this report are listed on page 2 of the Annual Report.

In accordance with Article 116 of the Company's Articles of Association, the Directors retiring by rotation at the forthcoming Annual General Meeting to be held on 9th May 2002 are Mr. Ronald J. Arculli and Mr. Ewan Yee Lup-yuen, who, being eligible, offer themselves for re-election.

Directors' Service Contracts

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) (2000: Nil).

Independent Non-executive Directors' Remuneration

A director's fee of $50,000 per annum (2000: $50,000 per annum) (or such amount on a pro-rata basis by reference to the period of service during the year) is payable to each independent non-executive Director of the Company. No other emoluments are paid or payable to the independent non-executive Directors of the Company during the year.

Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for the years ended 31st December 2001 and 2000.

The largest supplier of revenue items for the year represents 24.9% (2000: 29.5%) of the Group's total purchase of revenue items, and the combined total of the largest five suppliers accounts for 73.4% (2000: 64.6%).

The holding company of a substantial shareholder who owns more than 5% of the Company's issued share capital, has a 50% interest in one of the above five largest suppliers. Save as disclosed above, at 31st December 2001 and 2000, none of the Directors or shareholders to the knowledge of the Directors, had any interest in the above five largest suppliers.

Connected Transactions

(1) The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, had on 4th February 1986 entered into an agreement in the usual and ordinary course of its business with Total Energy Resources (Hong Kong) Limited ("Total Energy"), a company which is 50% owned by Hutchison Whampoa Limited, pursuant to which HEC agreed to purchase coal on normal commercial terms from Total Energy at a consideration to be reviewed annually. Hutchison Whampoa Limited is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. Approximately 4.6% (2000: 6.0%) of HEC's coal purchases during the year were supplied by Total Energy at a total value of approximately $43 million (2000: $46 million). The coal price was determined in 2001 by reference to the then prevailing market price for coal. The agreement has been disclosed to shareholders in a circular dated 16th May 1987. Information relating to the annual extension of the agreement is hereby disclosed in accordance with Rule 14.25(1) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Listing Rules").

(2) On 2nd April 2001, HEC awarded a sub-contract to HUD General Engineering Services Ltd. ("HUD") whereby HUD agreed to carry out works for the general electrical and mechanical erection of a steam cycle bottoming system ("System") at the Group's Lamma power station at a consideration of approximately $42.8 million ("Sub-contract Price"). HUD is required to enter into a sub-contract containing terms to be determined by HEC with the main contractor which is not a connected person (as defined in the Listing Rules) of the Company or its associate (as defined in the Listing Rules). The Sub-contract Price which will be funded by internal resources, is payable to HUD by monthly progress payments for work completed, subject to a retention of 5% which shall be released to HUD on the expiration of a 12 months' defects liability period from the date of the taking over certificate. The erection of the System is expected to be completed by July 2002.

    HUD is 50% owned by Hutchison Whampoa Limited which in turn is the holding company of the substantial shareholder of the Company, Cheung Kong Infrastructure Holdings Limited. Shareholders have been informed of the above subcontract arrangement in a press announcement dated 2nd April 2001 and the particulars thereof are herein disclosed pursuant to Rule 14.25(1) of the Listing Rules.

(3) The Stock Exchange of Hong Kong Limited ("Stock Exchange") has granted a conditional waiver to the Company from the requirement of disclosure by press notice as stipulated in Chapter 14 of the Listing Rules in connection with the agreements set out below.

HEC has entered into two agreements and various variation orders with A.S. Watson Group (HK) Limited ("Watson"), a subsidiary of Hutchison Whampoa Limited. Pursuant to the agreement dated 7th January 1999 and a variation order dated 9th February 2001, Watson agreed to supply and install different types of electric water heaters for private estates from 1st March 1999 to 31st December 2001. The unit prices of these heaters are fixed during the contract period and the price is payable by HEC within 30 days against certified invoices for water heaters installed. Pursuant to the agreement dated 18th January 2001 and two variation orders dated 29th June 2001 and 13th September 2001 respectively, Watson agreed to supply and install different types of electric appliances to residents in certain public estates in the year 2001. The unit prices of these electric appliances are set out in the agreement and the said variation orders. The difference between the price the residents pay and the unit price set out in the agreement and the said variation orders is payable by HEC within 30 days after completion of installation and receipt of invoice. The aggregate amount incurred by HEC under the above agreements during the year is approximately $5 million.

HEC has entered into an agreement dated 16th April 1999 and two variation orders dated 22nd May 2000 and 24th March 2001 respectively with Green Island Cement (Holdings) Limited ("GIC"), a subsidiary of Cheung Kong Infrastructure Holdings Limited, pursuant to which GIC agreed to supply limestone powder to HEC from 1st May 1999 to 30th April 2002. HEC will order limestone powder from GIC from time to time and the price is calculated according to the unit rates set out in the variation order dated 22nd May 2000 and is payable within 30 days upon receipt of an invoice from GIC. The amount incurred by HEC during the year is approximately $6 million.

In accordance with one of the conditions imposed by the Stock Exchange, the independent non-executive Directors of the Company have reviewed the transactions conducted pursuant to the above agreements ("Transactions") in the year ended 31st December 2001 and confirm that:

(a) the Transactions have been conducted by the Group in the ordinary and usual course of its business;

(b) the Transactions have been entered into on normal commercial terms and on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the Transactions have been carried out in accordance with the terms of the agreements governing such Transactions.

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (2000: Nil).

Code of Best Practice

With the exception that non-executive Directors have no set term of office but retire from office on a rotational basis in accordance with the Articles of Association of the Company, the Company has complied throughout the year ended 31st December 2001 with the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Audit Committee

In accordance with the Code of Best Practice, the Board of Directors established an audit committee on 1st January 1999 to review and supervise the Group's financial reporting and internal control systems. The audit committee consists of three independent non-executive Directors and has met three times during the year.

Directors' Interests

At 31st December 2001, the interests of the Directors in the issued share capital of the Company and its associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

	Number of Shares of $1 each				
Name of Director	**Personal**	**Family**	**Corporate**	**Other**	**Total**
Victor Li Tzar-kuoi	–	–	–	829,599,612 *(Notes 1 & 2)*	829,599,612
Ronald Joseph Arculli	–	–	2,011	–	2,011
Francis Lee Lan-yee	739	–	–	–	739

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI"). Hutchison Whampoa Limited ("HWL") holds more than one-third of the issued share capital of CKI and certain subsidiaries of Cheung Kong (Holdings) Limited ("CKH") hold more than one-third of the issued share capital of HWL. Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and companies controlled by TUT as trustee of the LKS Unity Trust hold more than one-third of the issued share capital of CKH. All the issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi, his wife and two daughters, and Mr. Richard Li Tzar-kai. Mr. Victor Li Tzar-kuoi, as a Director of the Company, is deemed to be interested in such shares of the Company as held by the subsidiaries of CKI under the SDI Ordinance by virtue of his interests as described herein as discretionary beneficiary of such discretionary trusts.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SDI Ordinance.

Save as disclosed herein, at 31st December 2001, none of the Directors had any interest in the equity or debt securities of the Company or any associated corporation.

Substantial Shareholders' Interests

At 31st December 2001, in addition to the interests disclosed above in respect of the Directors, the following companies and person were interested in 10% or more of the issued share capital of the Company according to the register kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") and information received by the Company:

(1) Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and its subsidiaries, Hutchison International Limited and Hutchison Infrastructure Holdings Limited, Cheung Kong Infrastructure Holdings Limited and its subsidiary, Hyford Limited are each taken to have an interest in the same 829,599,612 shares of the Company as described in Note (1) under Directors' Interests in accordance with the provisions of the SDI Ordinance.

(2) Li Ka-Shing Unity Holdings Limited is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of its owning more than one-third of the issued share capital of the trustees of The Li Ka-Shing Unity Trust and The Li Ka-Shing Unity Discretionary Trust.

(3) Mr. Li Ka-shing is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of his owning more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited.

(4) Monitor Equities S.A. and Univest Equity S.A., both subsidiaries of Hyford Limited are taken to have an interest in 287,211,674 shares and 279,011,102 shares respectively which are duplicated in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance.

Directors' Interests in Competing Business

Messrs. George Magnus, Canning Fok, K.S. Tso, Victor Li, H.L. Kam, Frank Sixt and Mrs. Susan Chow, Directors of the Company ("Relevant Directors"), are also directors of Cheung Kong Infrastructure Holdings Limited ("CKI") whose principal activities are the investment and operation of infrastructure businesses in Hong Kong, Mainland China and other countries in the Asia-Pacific Region. These activities may be in competition with one of the Group's businesses of investment overseas in power generation, transmission and distribution facilities ("Overseas Business").

The Board is of the view that the Group is capable of carrying on its Overseas Business independently of, and at arms length from the business of CKI. The Company has a total of 14 directors. Apart from the Relevant Directors, the board also consists of two other executive directors, one non-executive director and four independent non-executive directors who are totally independent of CKI. When making decisions on the Overseas Business, the Relevant Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

Subsidiaries

Particulars of the name, principal place of operation and issued share capital of subsidiaries are set out in Appendix 2 on page 58 of the Annual Report.

Summary of Five Year Financial Results

The summary of five year financial results of the Group is set out on page 62 of the Annual Report.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

George C. Magnus
Chairman
Hong Kong, 7th March 2002

directors and senior management

George C. Magnus, *Chairman*

Aged 66. Appointed to the Board in 1985. He is the Deputy Chairman of Cheung Kong (Holdings) Limited ("Cheung Kong"), Executive Director of Hutchison Whampoa Limited ("Hutchison") and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI"). He holds a Master's degree in Economics.

Canning Fok Kin-ning, *Deputy Chairman*

Aged 50. Appointed to the Board in 1985. He is the Group Managing Director of Hutchison, the Chairman of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. and the Co-chairman of Hutchison Harbour Ring Limited and Husky Energy Inc.. He is also the Deputy Chairman of CKI and a Director of Cheung Kong. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum, *Group Managing Director*

Aged 70. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. He is also an Executive Director of CKI. He has extensive experience in property development and business in power generation. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

* **Ronald Joseph Arculli**

Aged 63. Appointed to the Board in 1997. He is a practising solicitor. Mr. Arculli has served on the Legislative Council from 1988 to 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. He holds a number of directorships in listed companies in Hong Kong.

Susan M.F. Chow

Aged 48. Appointed to the Board in 1996. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI and Hutchison Harbour Ring Limited. She is also a Director of TOM.COM LIMITED and Partner Communications Company Ltd.. She is a solicitor of the Supreme Court of England and Wales and also of Hong Kong. She holds a Bachelor's degree in Business Administration.

Andrew J. Hunter, *Group Finance Director*

Aged 43. Appointed to the Board in 1999, prior to which he was Finance Director of the Hutchison Property Group. He holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland.

Kam Hing-lam

Aged 55. Appointed to the Board in 1993. He is an Executive Director of Hutchison, the Deputy Managing Director of Cheung Kong and Group Managing Director of CKI. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration.

* **Holger Kluge**

Aged 60. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is also a Director of 724 Solutions Inc., Husky Energy Inc., Hutchison Telecommunications (Australia) Limited, Fincentric Inc. and TOM.COM LIMITED. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Francis Lee Lan-yee, *Director & General Manager (Engineering)*
Aged 61. Appointed to the Board in 1997. He has served the Group for more than 30 years in various capacities and his present major responsibilities are in power generation including the construction and operation of power station, transmission and distribution of energy, system planning and development. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Victor Li Tzar-kuoi
Aged 37. Appointed to the Board in 1994. He is Managing Director and Deputy Chairman of Cheung Kong and Chairman of CKI. He is also the Deputy Chairman of Hutchison and a Director of The Hongkong and Shanghai Banking Corporation Limited. He is a member of the Chinese People's Political Consultative Conference, the Commission on Strategic Development and the Business Advisory Group. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

*** Ralph Raymond Shea**
Aged 68. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Frank John Sixt
Aged 50. Appointed to the Board in 1998. He is the Chairman of TOM.COM LIMITED, Group Finance Director of Hutchison and an Executive Director of CKI. He is also a Director of Cheung Kong, Partner Communications Company Ltd., Hutchison Telecommunications (Australia) Limited and Husky Energy Inc.. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

*** Wong Chung-hin**
Aged 68. Appointed to the Board in 1985. He is a Director of Hutchison and The Bank of East Asia, Limited.

Ewan Yee Lup-yuen
Aged 63. Joined the Group in 1967 and appointed to the Board in 1982. He was Managing Director from 1987 to 1996. He is a Fellow of the Institute of Electrical Engineers in Hong Kong and the United Kingdom and a Chartered Engineer.

* *Independent Non-executive Director*

report of the auditors

To the shareholders of Hongkong Electric Holdings Limited 香港電燈集團有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 27 to 59 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 7th March 2002

consolidated profit and loss account

For the year ended 31st December 2001

	Note	2001 (HK$ million)	2000 (HK$ million) restated
Turnover	2	**10,867**	10,643
Direct costs		**(3,663)**	(3,528)
		7,204	7,115
Other revenue and net income	3	**663**	710
Other operating costs		**(457)**	(454)
Provision for impairment loss in Other Investments		**-**	(84)
Finance costs		**(695)**	(939)
Operating profit	5	**6,715**	6,348
Share of results of associates		**472**	(2)
Profit before taxation		**7,187**	6,346
Taxation	8	**(776)**	(637)
Profit after taxation		**6,411**	5,709
Scheme of Control transfers	9		
From/ (To):			
Development Fund		**111**	(160)
Rate Reduction Reserve		**(15)**	(14)
		96	(174)
Profit attributable to shareholders			
Local activities		**5,889**	5,488
Overseas activities		**618**	47
Total		**6,507**	5,535
Dividends:	10		
Interim dividend paid		**1,195**	1,153
Proposed final dividend		**2,284**	2,080
		3,479	3,233
Earnings per share	11	**$3.05**	$2.62

The notes on pages 31 to 59 form part of these accounts.

balance sheets

At 31st December 2001

	Note	Group 2001 (HK$ million)	Group 2000 (HK$ million) restated	Company 2001 (HK$ million)	Company 2000 (HK$ million) restated
Assets					
Non-Current Assets					
Fixed assets					
– Property, plant and equipment		**39,360**	36,423	**–**	–
– Assets under construction		**4,595**	5,169	**–**	–
	12	**43,955**	41,592	**–**	–
Interest in subsidiaries	*13*	**–**	–	**25,948**	23,580
Interest in associates	*14*	**4,836**	6,326	**–**	–
Investment securities	*15*	**393**	891	**–**	–
		49,184	48,809	**25,948**	23,580
Current Assets					
Inventories	*16*	**440**	402	**–**	–
Trade & other receivables	*17*	**686**	664	**4**	10
Fuel clause account	*18*	**1,216**	981	**–**	–
Bank balances and other liquid funds		**580**	794	**574**	782
		2,922	2,841	**578**	792
Current Liabilities					
Trade & other payables	*19*	**(1,980)**	(1,636)	**(51)**	(42)
Bank overdrafts – unsecured		**(7)**	(55)	**–**	–
Current portion of bank loans & other borrowings	*20*	**(731)**	(3,976)	**–**	–
Taxation		**(792)**	(209)	**–**	–
		(3,510)	(5,876)	**(51)**	(42)
Net Current (Liabilities)/Assets		**(588)**	(3,035)	**527**	750
Total Assets Less Current Liabilities		**48,596**	45,774	**26,475**	24,330
Non-Current Liabilities					
Interest-bearing borrowings	*20*	**(12,205)**	(12,382)	**–**	–
Deferred creditors	*21*	**(1,184)**	(1,362)	**–**	–
Customers' deposits		**(1,302)**	(1,242)	**–**	–
		(14,691)	(14,986)	**–**	–
Rate Reduction Reserve	*9*	**(9)**	(14)	**–**	–
Development Fund	*9*	**(138)**	(249)	**–**	–
Net Assets		**33,758**	30,525	**26,475**	24,330
Capital and Reserves					
Share capital	*22*	**2,134**	2,134	**2,134**	2,134
Reserves	*23*	**31,624**	28,391	**24,341**	22,196
		33,758	30,525	**26,475**	24,330

Approved by the Board of Directors on 7th March 2002

George C. Magnus
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 31 to 59 form part of these accounts.

consolidated cash flow statement

For the year ended 31st December 2001

	Note	**2001 (HK$ million)**	2000 (HK$ million)
Net cash inflow from operating activities	*24(a)*	**8,197**	7,562
Returns on investments and servicing of finance			
Interest paid		**(1,141)**	(1,219)
Interest received		**534**	436
Rate Reduction Reserve rebated		**(20)**	(21)
Dividends received from associates		**6**	12
Dividends received from investment securities		**121**	–
Dividends paid		**(3,275)**	(3,133)
Net cash outflow from returns on investments and servicing of finance		**(3,775)**	(3,925)
Taxation			
Hong Kong profits tax paid		**(144)**	(655)
Investing activities			
Purchase of fixed assets and capital stock		**(3,349)**	(3,424)
Receipts and deposits from sales of fixed assets		**35**	23
Proceeds from sales of listed securities		**463**	–
Investment in securities		**–**	(779)
Investments in associates		**(26)**	(2)
New loans to associates		**(1,649)**	(11,578)
Repayment of loans by associates		**3,422**	5,409
Net cash outflow from investing activities		**(1,104)**	(10,351)
Net cash inflow/(outflow) before financing		**3,174**	(7,369)
Financing			
Issue of shares		**–**	1,156
New bank loans and other borrowings		**2,666**	13,177
Repayment of bank loans and other borrowings		**(5,891)**	(6,954)
New deferred creditors		**35**	–
Repayment of deferred creditors		**(210)**	(509)
New customers' deposits		**240**	244
Repayment of customers' deposits		**(180)**	(171)
Net cash (outflow)/inflow from financing	*24(b)*	**(3,340)**	6,943
Decrease in cash and cash equivalents		**(166)**	(426)
Cash and cash equivalents at beginning of year		**739**	1,165
Cash and cash equivalents at end of year		**573**	739
Analysis of the balances of cash and cash equivalents			
Bank balances and other liquid funds		**580**	794
Bank overdrafts – unsecured		**(7)**	(55)
		573	739

The notes on pages 31 to 59 form part of these accounts.

consolidated statement of recognised gains and losses

For the year ended 31st December 2001

	2001 (HK$ million)	2000 (HK$ million)
Exchange difference arising on translation of:		
– overseas subsidiaries	**(6)**	–
– overseas associates	**7**	–
Net gains not recognised in Profit and Loss Account	**1**	–
Profit for the year	**6,507**	5,535
Total recognised gains and losses	**6,508**	5,535

The notes on pages 31 to 59 form part of these accounts.

(Expressed in Hong Kong Dollars)

1. Significant Accounting Policies

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of Preparation of the Accounts

The measurement basis used in the preparation of the accounts is historical cost.

(c) Basis of Consolidation

The Group accounts incorporate the accounts of Hongkong Electric Holdings Limited and all its subsidiaries made up to 31st December each year, together with the Group's share of the results for the year and the relevant share of the post acquisition results of its associates.

(d) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. In the Company's Balance Sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)).

(e) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Consolidated Profit and Loss Account reflects the Group's share of the post-acquisition results calculated from their accounts made up to 31st December each year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(f). In the Consolidated Balance Sheet, investments in associates are stated under the equity method and are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associates' net assets.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the Profit and Loss Account.

(f) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

- for acquisitions before 1st January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(j)); and
- for acquisitions on or after 1st January 2001, positive goodwill is amortised to the Consolidated Profit and Loss Account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the Consolidated Balance Sheet at cost less any accumulated amortisation and any impairment losses (see note 1(j)).

In respect of acquisitions of associates, positive goodwill is amortised to the Consolidated Profit and Loss Account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(j)) is included in the carrying amount of the interest in associates.

On disposal of a subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the Consolidated Profit and Loss Account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(g) Investment Securities

(i) Investments held on a continuing basis for an identified long-term purpose are classified as "investment securities". Investment securities are stated in the Balance Sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the Profit and Loss Account, such provisions being determined for each investment individually.

(ii) Provision against the carrying value of investment securities is written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other investments are stated in the Balance Sheet at fair value. Changes in fair value are recognised in the Profit and Loss Account as they arise.

(iv) Profits or losses on disposal of investment securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the Profit and Loss Account as they arise.

(h) Income Recognition

(i) Regulation of earnings under the Scheme of Control

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 1999 to 2004. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with Government under the terms of the SOC.

(ii) Fuel Clause Account

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is credited (or debited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Rebates (or Surcharges) are given (or charged) to consumers by reducing (or increasing) the Basic Tariff rate to a Net Tariff rate payable by consumers and are debited (or credited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates, during the remainder of the Financial Plan period.

(iii) Income recognition

Income is recognised based on units of electricity sold as recorded by meters read during the year at basic tariff rates, which is the unit charge agreed with Government for HEC to earn the Permitted Return for each financial year in the Financial Plan.

Fuel Clause Rebates included in the Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by consumers during the Financial Plan period. The impact of tariff smoothing under the approved Financial Plan is to reduce the Net Tariffs payable by consumers in certain years and increase the Net Tariff in other years. However, the tariff smoothing, as set out in the Financial Plan, has no impact on HEC's total earnings over the Financial Plan period and the related balance on the Fuel Clause Account (see note 1(h)(ii)) is expected to be recovered by the end of the Financial Plan period. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in the Profit and Loss Account each year.

(i) Fixed Assets and Depreciation

(i) Fixed assets are stated in the Balance Sheet at cost less accumulated depreciation (see note 1(i)(iv)) and impairment losses (see note 1(j)).

(ii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the Profit and Loss Account on the date of retirement or disposal.

(iv) Depreciation is provided on a straight line basis and is calculated to write off the cost of fixed assets over their expected useful lives as set out below:

	Years
Leasehold land	Over the unexpired terms of the leases
Cable tunnels	100
Ash lagoon	50
Buildings, generation plant and machinery, transmission and distribution equipment	35
Cables and gas turbines	30
Meters, microwave and optical fibre equipment and trunk radio system	15
Furniture, fixtures, sundry plant and equipment	10
Workshop tools and office equipment	5
Computers	5 to 10
Motor vehicles and marine craft	5 to 6

(j) Impairment of Assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment
- investments in subsidiaries and associates
- positive goodwill (whether taken initially to reserves or recognised as an asset)

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) **Calculation of recoverable amount**

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) **Reversals of impairment losses**

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the Profit and Loss Account in the year in which the reversals are recognised.

(k) Retirement Costs

Contributions to retirement schemes are assessed based on regular independent actuarial valuations and assessments of the funding requirements of retirement benefits over the service lives of scheme members. The costs of providing these benefits are charged to the Profit and Loss Account as and when they are incurred.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the Profit and Loss Account when incurred.

(l) Inventories and Work In Progress

Coal, stores and fuel oil are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the stock to its present location and condition. Cost of stock recognised as an expense includes the write off and all losses of stock.

Work in progress is stated at cost plus attributable profits less progress payments received and receivable.

(m) Foreign Currencies

Foreign currency balances at the year end are translated into Hong Kong dollars at the exchange rates ruling at the Balance Sheet date.

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in the Profit and Loss Account.

The results of overseas subsidiaries and associates are translated into Hong Kong dollars at the average exchange rates for the year; Balance Sheet items are translated at the rates of exchange ruling at the Balance Sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(n) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(o) Borrowing Costs

Borrowing costs are expensed in the Profit and Loss Account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(p) Related Parties

Related parties are individuals and companies, where the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(q) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

2. Turnover

The principal activity of the Group is the generation and supply of electricity.

Group turnover is analysed as follows:

	2001 ($ million)	2000 ($ million)
Sales of electricity	**10,911**	10,543
Special subsidy on sales of electricity	**(155)**	–
Concessionary discount on sales of electricity	**(2)**	–
Electricity-related income	**37**	21
Technical service fees	**76**	79
	10,867	10,643

3. Other Revenue and Net Income

	2001 ($ million)	2000 ($ million)
Other Revenue		
Interest income	**555**	566
Dividend income from listed securities	**9**	112
Sundry income	**22**	32
	586	710
Other Net Income		
Net realised gain on disposal of listed securities	**77**	–
	663	710

4. Segment Information

(a) Business Segment

The Group's principal business segments are sales of electricity under Scheme of Control (SOC) Agreement and infrastructure investments. Financial information about the Group's business segments is set out in Appendix 1 on Page 56.

(b) Geographical Segment

The Group operates, through its subsidiaries and associates, in two major geographical regions – Hong Kong and Australia. Financial information about the Group's operations by geographical region is set out in Appendix 1 on Page 57.

5. Operating Profit

	2001 ($ million)	2000 ($ million)
Operating profit is shown after charging:		
Finance costs		
Interest on overdrafts, bank loans and other borrowings repayable within 5 years	**859**	912
Interest on other borrowings	**130**	349
Less: interest capitalised to fixed assets	**(287)**	(314)
interest transferred to fuel cost	**(7)**	(8)
	695	939
Depreciation	**1,567**	1,443
Costs of inventories	**946**	848
Staff costs	**570**	587
Losses on disposal of fixed assets	**23**	29
Auditors' remuneration	**3**	2
and after crediting:		
Net realised gain on disposal of listed securities	**77**	–

Interest expenses have been capitalised at rates between 2.11% and 7.91% p.a. (2000: between 4.16% and 8.0% p.a.) for assets under construction.

The profit attributable to shareholders includes a profit of $5,420 million (2000: $5,179 million) which has been dealt with in the accounts of the Company.

6. Retirement Schemes and Costs

The Company and its principal subsidiaries operate two Retirement Schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service.

Retirement Scheme costs charged to the Profit and Loss Account for the year ended 31st December 2001 were $151 million (2000: $151 million). All contributions are made to the trustees of each Scheme and are charged as and when they are incurred.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% on basic pay.

The appointed actuary, represented by Ms. S. Bronzwaer, FSA and Mr. A. Wong, FSA, FCIA, has carried out valuations as at 1st January 2000 of both Schemes and at that date the valuations revealed that the Scheme assets were sufficient in each case to cover the respective discontinuance liabilities as at the valuation date.

The actuary adopted the "Attained Age Method" for the valuations, and assumed an investment yield of 9% p.a. and a salary inflation rate of 7% p.a. over the long term.

For the retirement scheme administered by the Company, the market value of its Scheme assets at the date of valuation was $3,009.3 million, covering 135% of the actuarial accrued liabilities.

Ever since the introduction of the Mandatory Provident Fund Scheme in December 2000, all new recruits are enrolled in that Scheme instead of the existing retirement scheme.

7. Directors' Emoluments & Senior Management Compensation

(a) Directors' Emoluments

	2001 ($ million)	2000 ($ million)
Directors' fees	**0.75**	0.79
Salaries & other benefits	**25.06**	23.32
Retirement scheme contributions	**0.55**	1.20
Bonuses	**1.10**	1.25
	27.46	26.56

The total emoluments of the Directors are within the following bands:

	2001 (number)	2000 (number)
HK$ 0 to HK$ 1,000,000	**11**	13
HK$ 5,500,001 to HK$ 6,000,000	–	1
HK$ 6,000,001 to HK$ 6,500,000	**1**	–
HK$ 6,500,001 to HK$ 7,000,000	**1**	1
HK$11,500,001 to HK$12,000,000	**1**	–
HK$12,000,001 to HK$12,500,000	–	1

(b) Senior Management Compensation

The five (2000: five) highest paid individuals in the Group included three directors (2000: three) whose total emoluments are shown above. The emoluments of the other two individuals (2000: two) who comprise the five are set out below:

	2001 ($ million)	2000 ($ million)
Salaries & other benefits	**9.48**	9.52
Retirement scheme contributions	**1.31**	1.10
Bonuses	–	0.20
	10.79	10.82

The total emoluments of the two individuals (2000: two) are within the following bands:

	2001 (number)	2000 (number)
HK$ 4,500,001 to HK$ 5,000,000	**1**	1
HK$ 5,500,001 to HK$ 6,000,000	**1**	1

8. Taxation

(a) Taxation in the Consolidated Profit and Loss Account

	2001 **($ million)**	2000 ($ million)
The Company and its subsidiaries - Hong Kong	**727**	637
Associates – overseas	**49**	–
	776	637

Hong Kong profits tax has been provided for at the rate of 16% (2000: 16%) based on the assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

(b) Deferred tax

Unprovided deferred tax at the current tax rate of 16% (2000: 16%) is approximately $4,325 million (2000: $3,886 million) and principally relates to timing differences arising from tax depreciation allowances on fixed assets. This has not been recognised in the Accounts as it is considered that no liability will crystallise in the foreseeable future.

9. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are governed by a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government which provides for HEC to earn a Permitted Return (see note 1(h) (i)). Any difference between this Permitted Return and the SOC net revenue as calculated in accordance with the SOC must be transferred to/(from) a Development Fund from/(to) the Profit and Loss Account of HEC. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, which is subsequently rebated to consumers. Movements on the Development Fund and Rate Reduction Reserve are as follows:

(a) Development Fund

	2001 **($ million)**	2000 ($ million)
At 1st January	**249**	89
Transfer (to) /from Profit and Loss Account	**(111)**	160
At 31st December	**138**	249

(b) Rate Reduction Reserve

	2001 **($ million)**	2000 ($ million)
At 1st January	**14**	21
Transfer from Profit and Loss Account	**15**	14
Rebate to consumers	**(20)**	(21)
At 31st December	**9**	14

10. Dividends

(a) Dividends attributable to the year

	2001 **($ million)**	2000 ($ million)
Interim dividend declared and paid of 56 cents per share (2000: 54 cents per share)	**1,195**	1,153
Proposed final dividend after the balance sheet date of $1.07 per share (2000: 97.5 cents per share)	**2,284**	2,080
	3,479	3,233

The proposed dividend is based on 2,134,261,654 shares (2000: 2,134,261,654 shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2001 **($ million)**	2000 ($ million)
Final dividend in respect of the previous financial year, approved and paid during the year, of 97.5 cents per share (2000: 95 cents per share)	**2,080**	1,980

11. Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders of $6,507 million (2000: $5,535 million) and 2,134,261,654 shares in issue throughout the year (2000: the weighted average number of 2,112,390,455 shares).

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2001 and 2000.

12. Fixed Assets

$ million	Leasehold Land	Buildings	Plant, Machinery and Equipment	Assets Under Construction	Total
Cost					
At 1st January 2001	**2,370**	**8,493**	**38,713**	**5,169**	**54,745**
Additions	**–**	**2**	**277**	**3,855**	**4,134**
Transfers between categories	**630**	**1,635**	**2,164**	**(4,429)**	**–**
Disposals	**(6)**	**(3)**	**(209)**	**–**	**(218)**
At 31st December 2001	**2,994**	**10,127**	**40,945**	**4,595**	**58,661**
Depreciation					
At 1st January 2001	**155**	**1,972**	**11,026**	**–**	**13,153**
Written back on disposal	**–**	**(2)**	**(141)**	**–**	**(143)**
Charge for the year	**51**	**247**	**1,398**	**–**	**1,696**
At 31st December 2001	**206**	**2,217**	**12,283**	**–**	**14,706**
Net Book Value					
At 31st December 2001	**2,788**	**7,910**	**28,662**	**4,595**	**43,955**
At 31st December 2000	2,215	6,521	27,687	5,169	41,592

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $287 million (2000: $314 million).

Group leasehold land at 31st December 2001 is held in Hong Kong and comprises $95 million (2000: $104 million) and $2,693 million (2000: $2,111 million) of long-term and medium-term leasehold land respectively.

Group assets under construction at 31st December 2001 included leasehold land of $564 million (2000: $872 million) which is held in Hong Kong for the medium-term.

Depreciation charges for the year included $129 million (2000: $109 million), relating to assets utilised in development activities, which have been capitalised in accordance with Statement of Standard Accounting Practice No. 17 on Property, Plant and Equipment.

13. Interest in Subsidiaries

	Company	
	2001	2000
	($ million)	($ million)
Unlisted shares, at cost	**2,413**	2,413
Loan capital (see note below)	**15,924**	14,385
Amounts due from subsidiaries	**7,611**	6,782
	25,948	23,580

Loan capital is paid to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

Particulars of the principal subsidiaries are set out in Appendix 2 on page 58.

14. Interest in Associates

	Group	
	2001	2000
	($ million)	($ million)
Share of net assets	**466**	16
Loans to associates (see note below)	**4,195**	6,165
Amounts due from associates	**175**	145
	4,836	6,326

Included in the loans to associates, $4,169 million (2000: $4,493 million) are subordinated loans. The rights in respect of these loans are subordinated to the rights of any other lenders to the associates.

Particulars of the principal associates are set out in Appendix 3 on page 59.

15. Investment Securities

	Group	
	2001	2000
	($ million)	($ million)
Listed equity securities	**393**	779
Dividend receivable	–	112
	393	891
Market Value of the listed securities	**450**	–

The listed securities, being shares in CNOOC Limited, were listed on The Stock Exchange of Hong Kong Limited on 28th February 2001.

16. Inventories

	Group	
	2001	2000
	($ million)	($ million)
Work in progress	**1**	3
Coal and fuel oil	**138**	100
Stores & materials (see note below)	**301**	299
	440	402

Included in stores and materials is capital stock of $208 million (2000: $199 million) which was purchased for the future maintenance of capital assets. Stores and materials of $48 million (2000: $36 million) are stated net of specific provisions to reflect their estimated net realisable value.

17. Trade & Other Receivables

	Group		Company	
	2001	2000	**2001**	2000
	($ million)	($ million)	**($ million)**	($ million)
Demand Side Management ("DSM") account (see note (a) below)	**15**	6	**–**	–
Debtors (see note (b) below)	**671**	658	**4**	10
	686	664	**4**	10

(a) According to the DSM Agreement with the Government in 2000, DSM programmes have been carried out to promote energy and maximum demand savings among non-domestic customers. The DSM account contains costs spent on DSM programmes and will be recovered from non-domestic customers. Movements on the DSM account were as follows:

	Group	
	2001	2000
	($ million)	($ million)
At 1st January	**6**	–
Programme costs incurred	**9**	6
At 31st December	**15**	6

(b) Debtors' ageing is analysed as follows:

	Group		Company	
	2001	2000	**2001**	2000
	($ million)	($ million)	**($ million)**	($ million)
Within 1 month	**447**	419	**–**	–
1 to 3 months overdue	**23**	16	**–**	–
More than 3 months overdue but less than 12 months overdue	**8**	9	**–**	–
Total debtors (see note below)	**478**	444	**–**	–
Deposits, prepayments and other receivables	**193**	214	**4**	10
	671	658	**4**	10

Electricity bills issued to domestic, small industrial and commercial & miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

18. Fuel Clause Account

A rebate to customers of 9.3 cents (2000: 15.2 cents) per unit of electricity sales was implemented effective 1st January 2001. Movements on the Fuel Clause Account were as follows:

	Group	
	2001 ($ million)	2000 ($ million)
At 1st January	**981**	262
Transfer from Profit and Loss Account	**(740)**	(801)
Rebate during the year	**975**	1,520
At 31st December	**1,216**	981

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 1(h)).

19. Trade & Other Payables

	Group		Company	
	2001 ($ million)	2000 ($ million)	**2001 ($ million)**	2000 ($ million)
Creditors (see note below)	**1,769**	1,428	**51**	42
Current portion of deferred creditors (see note 21)	**211**	208	**–**	–
	1,980	1,636	**51**	42
Creditors' ageing is analysed as follows:				
Due within 1 month	**657**	598	**15**	2
Due between 1 month and 3 months	**591**	342	**1**	1
Due between 3 months and 12 months	**460**	414	**–**	–
	1,708	1,354	**16**	3
Other payables	**61**	74	**35**	39
	1,769	1,428	**51**	42

20. Non-current Interest-bearing Borrowings

	Group	
	2001	2000
	($ million)	($ million)
Bank loans	**9,736**	13,658
Current portion	**(231)**	(3,976)
	9,505	9,682
Hong Kong dollar notes (see note below)	**3,200**	2,700
Current portion	**(500)**	–
	2,700	2,700
Total	**12,205**	12,382

Hong Kong dollar notes bear interest at rates ranging from 5.3% p.a. to 7.73% p.a (2000: 7% p.a. to 7.73% p.a.). Details of issuers of Hong Kong dollar notes are set out in Appendix 2 on page 58.

These borrowings have final maturities extending up to 2007 and are repayable as follows:

	Bank Loans		Hong Kong Dollar Notes		Total	
$ million	**2001**	2000	**2001**	2000	**2001**	2000
Within 1 year	**231**	3,976	**500**	–	**731**	3,976
Between 1 and 2 years	**220**	495	**1,000**	500	**1,220**	995
Between 2 and 5 years	**9,243**	8,650	**1,200**	1,700	**10,443**	10,350
Over 5 years	**42**	537	**500**	500	**542**	1,037
	9,736	13,658	**3,200**	2,700	**12,936**	16,358

Interest rates on the borrowings are either fixed/capped or floating and determined with reference to the Hong Kong Interbank Offer Rate:

	2001		2000	
	Amount ($ million)	**Interest Rate % p.a.**	Amount ($ million)	Interest Rate % p.a.
Fixed/capped rate loans and loans swapped to fixed rate	**9,866**	**3.7 – 7.9**	9,348	5.7 – 8.0
Floating rate loans and loans swapped to floating rate	**3,070**		7,010	
	12,936		16,358	

21. Deferred Creditors

	Group	
	2001	2000
	($ million)	($ million)
Deferred creditors	**1,395**	1,570
Current portion of deferred creditors (see note 19)	**(211)**	(208)
	1,184	1,362
Deferred creditors are repayable as follows (see note below):		
Within 1 year	**211**	208
Between 1 and 2 years	**212**	209
Between 2 and 5 years	**635**	625
Between 5 and 10 years	**337**	528
	1,395	1,570

Deferred creditors are unsecured and bear interest at either a margin over Hong Kong Interbank Offered Rate or fixed rates between 7.75% p.a. and 7.95% p.a. (2000: between 7.75% p.a. and 8.00% p.a.) with final maturities up to 2011.

22. Share Capital

		Company	
	Number of Shares	**2001** **($ million)**	2000 ($ million)
Authorised			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid			
At 1st January	2,134,261,654	**2,134**	2,085
New issues (see note below)	–	**–**	49
At 31st December	2,134,261,654	**2,134**	2,134

On 12th June 2000, 49,109,563 shares were issued as fully paid new shares in lieu of a final cash dividend for the year ended 31st December 1999, at a value of $23.541 per share. The above fully paid new shares were issued under an optional scrip dividend scheme.

23. Reserves

$ million	Share Premium	Exchange Reserves	Group Revenue Reserves	Proposed Dividends	Total
At 1st January 2000					
– as previously reported	3,369	–	19,533	–	22,902
– prior year adjustment in respect of proposed final dividend (see notes 10(b) & 29)	–	–	–	1,980	1,980
– as restated	3,369	–	19,533	1,980	24,882
Final dividend in respect of the previous year approved and paid	–	–	–	(1,980)	(1,980)
Premium on shares issued in lieu of cash dividends	1,107	–	–	–	1,107
Profit for the year	–	–	5,535	–	5,535
Interim dividend paid	–	–	(1,153)	–	(1,153)
Proposed final dividend (see notes 10(a) & 29)	–	–	(2,080)	2,080	–
At 31st December 2000	4,476	–	21,835	2,080	28,391
At 1st January 2001					
– as previously reported	**4,476**	**–**	**21,835**	**–**	**26,311**
– prior year adjustment in respect of proposed final dividend (see notes 10(b) & 29)	**–**	**–**	**–**	**2,080**	**2,080**
– as restated	**4,476**	**–**	**21,835**	**2,080**	**28,391**
Final dividend in respect of the previous year approved and paid	**–**	**–**	**–**	**(2,080)**	**(2,080)**
Exchange translation differences	**–**	**1**	**–**	**–**	**1**
Profit for the year	**–**	**–**	**6,507**	**–**	**6,507**
Interim dividend paid	**–**	**–**	**(1,195)**	**–**	**(1,195)**
Proposed final dividend (see notes 10(a) & 29)	**–**	**–**	**(2,284)**	**2,284**	**–**
At 31st December 2001	**4,476**	**1**	**24,863**	**2,284**	**31,624**

Group revenue reserves as at 31st December 2001 include an amount equal to Scheme of Control tax adjustments of $2,460 million (2000: $2,201 million), calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between the depreciation allowances and depreciation charges, applying the tax rate applicable to each respective year. Such reserve shall be retained within the Company's wholly owned subsidiary, The Hongkong Electric Company, Limited until it may be required to pay the tax and is therefore not distributable.

Group revenue reserves as at 31st December 2001 include the Group's share of the retained profits of its associates amounting to $438 million (2000: $14 million).

23. Reserves (continued)

$ million	Share Premium	Revenue Reserves	Proposed Dividends	Total
	Company			
At 1st January 2000				
– as previously reported	3,369	17,677	–	21,046
– prior year adjustment in respect of				
– proposed final dividend (see notes 10(b) & 29)	–	–	1,980	1,980
– dividend income (see note 29)	–	(3,983)	–	(3,983)
– as restated	3,369	13,694	1,980	19,043
Final dividend in respect of the previous year approved and paid	–	–	(1,980)	(1,980)
Dividend income received in respect of previous year	–	3,983	–	3,983
Premium on shares issued in lieu of cash dividends	1,107	–	–	1,107
Profit for the year	–	5,256	–	5,256
Prior year adjustment in respect of dividend income (see note 29)	–	(4,060)	–	(4,060)
Interim dividend paid	–	(1,153)	–	(1,153)
Proposed final dividend (see notes 10(a) & 29)	–	(2,080)	2,080	–
At 31st December 2000	4,476	15,640	2,080	22,196
At 1st January 2001				
– as previously reported	**4,476**	**19,700**	**–**	**24,176**
– prior year adjustment in respect of				
– proposed final dividend (see notes 10(b) & 29)	**–**	**–**	**2,080**	**2,080**
– dividend income (see note 29)	**–**	**(4,060)**	**–**	**(4,060)**
– as restated	**4,476**	**15,640**	**2,080**	**22,196**
Final dividend in respect of the previous year approved and paid	**–**	**–**	**(2,080)**	**(2,080)**
Profit for the year	**–**	**5,420**	**–**	**5,420**
Interim dividend paid	**–**	**(1,195)**	**–**	**(1,195)**
Proposed final dividend (see notes 10(a) & 29)	**–**	**(2,284)**	**2,284**	**–**
At 31st December 2001	**4,476**	**17,581**	**2,284**	**24,341**

All of the Company's revenue reserves are available for distribution to shareholders.

24. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2001 ($ million)	2000 ($ million)
Operating profit	**6,715**	6,348
Interest income	**(555)**	(566)
Dividend income from listed securities	**(9)**	(112)
Finance costs	**702**	947
Depreciation	**1,567**	1,443
Net loss on disposal of fixed assets	**23**	29
Net realised gain on disposal of listed securities	**(77)**	–
Exchange gain	**(4)**	(1)
Provision for impairment loss of other investments	**–**	84
(Increase)/decrease in inventories	**(28)**	50
Decrease in trade & other receivables	**8**	33
Increase in trade & other payables, excluding current portion of deferred creditors	**90**	26
Increase in Fuel Clause Account	**(235)**	(719)
Net cash inflow from operating activities	**8,197**	7,562

(b) Analysis of changes in financing during the year

$ million	Share Capital (Including Premium)	Bank Loans and Other Borrowings	Deferred Creditors	Customers' Deposits	Total
At 1st January 2000	5,454	10,135	2,079	1,169	18,837
Cash flows from financing	1,156	6,223	(509)	73	6,943
At 31st December 2000	6,610	16,358	1,570	1,242	25,780
At 1st January 2001	**6,610**	**16,358**	**1,570**	**1,242**	**25,780**
Cash flows from financing	–	**(3,225)**	**(175)**	**60**	**(3,340)**
Effect on foreign exchange rates	–	**(197)**	–	–	**(197)**
At 31st December 2001	**6,610**	**12,936**	**1,395**	**1,302**	**22,243**

25. Related Party Transactions

The Group had the following significant related party transactions during the year:

	Group	
	2001	2000
	($ million)	($ million)
Purchases of coal (see note (a) below)	**43**	46
Purchase of electric appliances for private and public estates (see note (b) below)	**5**	8
Purchase of limestone powder (see note (b) below)	**6**	6
Purchase of assets (see note (c) below)	**43**	21
Consulting fee received/receivable during the year for providing engineering consultancy services (see note (d) below)	**(2)**	(4)
Interest income (see note (e) below)	**(534)**	(501)

(a) The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, had on 4th February 1986 entered into an agreement in the usual and ordinary course of its business with Total Energy Resources (Hong Kong) Limited ("Total Energy"), a company which is 50% owned by Hutchison Whampoa Limited, pursuant to which HEC agreed to purchase coal on normal commercial terms from Total Energy at a consideration to be reviewed annually. Hutchison Whampoa Limited is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. Approximately 4.6% (2000: 6.0%) of HEC's coal purchases during the year were supplied by Total Energy at a total value of approximately $43 million (2000: $46 million). The coal price was determined in 2001 by reference to the then prevailing market price for coal. The agreement was disclosed to shareholders in a circular dated 16th May 1987.

The amount due to Total Energy at 31st December 2001 is $ nil (2000: $ nil).

(b) HEC has entered into two agreements and various variation orders with A.S. Watson Group (HK) Limited ("Watson"), a subsidiary of Hutchison Whampoa Limited. Pursuant to the agreement dated 7th January 1999 and a variation order dated 9th February 2001, Watson agreed to supply and install different types of electric water heaters for private estates from 1st March 1999 to 31st December 2001. The unit prices of these heaters are fixed during the contract period and the price is payable by HEC within 30 days against certified invoices for water heaters installed. Pursuant to the agreement dated 18th January 2001 and two variation orders dated 29th June 2001 and 13th September 2001 respectively, Watson agreed to supply and install different types of electric appliances to residents in certain public estates in the year 2001. The unit prices of these electric appliances are set out in the agreement and the said variation orders. The difference between the price the residents pay and the unit price set out in the agreement and the said variation orders is payable by HEC within 30 days after completion of installation and receipt of invoice. The aggregate amount incurred by HEC under the above agreements during the year is $5 million (2000: $8 million). The amount due to Watson at 31st December 2001 is $0.7 million (2000: $0.7 million).

HEC has entered into an agreement dated 16th April 1999 and two variation orders dated 22nd May 2000 and 24th March 2001 respectively with Green Island Cement (Holdings) Limited ("GIC"), a subsidiary of Cheung Kong Infrastructure Holdings Limited, pursuant to which GIC agreed to supply limestone powder to HEC from 1st May 1999 to 30th April 2002. HEC will order limestone powder from GIC from time to time and the price is calculated according to the unit rates set out in the variation order dated 22nd May 2000 and is payable within 30 days upon receipt of an invoice from GIC. The amount incurred by HEC during the year under the agreement is $6 million (2000: $6 million). The amount due to GIC at 31st December 2001 is $0.3 million (2000: $0.3 million).

(c) HEC has entered into three agreements with HUD General Engineering Services Limited ("HUD"). HUD is 50% owned by Hutchison Whampoa Limited.

Pursuant to the agreement dated 28th March 2000, HUD agreed to erect a coal unloading and conveying system at the Group's Lamma Power Station jetty extension at a consideration of $25.5 million for the transport of the coal used by the Group in the production of electricity from the jetty to the power plant.

Pursuant to the agreement dated 14th December 2000, HUD agreed to supply with complete erection, inspection, testing and commissioning a circulating water system for the combined cycle plant at the Group's Lamma Power Station at a consideration of approximately $11 million.

Pursuant to the agreement dated 2nd April 2001, HUD agreed to carry out works for the general electrical and mechanical erection of a steam cycle bottoming system at the Lamma Power Station at a consideration of approximately $42.8 million.

The amount incurred by HEC during the year under the above agreements is $43 million (2000: $21 million). The amount due to HUD at 31st December 2001 is $30 million (2000: $5 million).

(d) Associated Technical Services Limited ("ATS"), a wholly-owned subsidiary of the Company, had on 30th October 1997 entered into a consultancy agreement (the "Agreement") in the usual and ordinary course of its business with Guangdong Zhuhai Power Station Company Limited ("GZPSC") and Guangdong Chuangcheng Power Engineering Administration Company Limited ("GCCA") whereby GZPSC engaged ATS and GCCA to jointly provide consultancy services to GZPSC and to assist GZPSC to monitor the performance of the turnkey construction contract of Zhuhai Power Plant (the "Plant") consisting of two 700MW steam turbo-generating units. The terms of the Agreement were on normal commercial terms and were arrived at after arm's length negotiations between the parties thereto.

GZPSC is 45% owned by Cheung Kong Infrastructure Holdings Limited which is a substantial shareholder of the Company. GCCA is an independent third party.

The normal services to be provided by ATS and GCCA under the Agreement include, inter alia, the provision of competent engineers and experts to act as GZPSC's engineering representatives to manage the overall project and monitor the various stages of the construction of the Plant.

ATS and GCCA shall also provide additional services such as despatching engineers to the manufacturers' factories for coordination and expediting of shipments to meet delivery schedules and to assist GZPSC in the clearance of defects on the contractual defect list by the turnkey contractor.

The consultancy services to be provided by ATS and GCCA under the Agreement commenced on 1st November 1996 and were completed in 2001.

ATS shall receive the sum of $35,424,000 for normal services rendered under the Agreement. Such sum is calculated by reference to the estimated number and category of staff required to provide services throughout the term of the Agreement and the fees per month chargeable in respect of each staff.

ATS shall receive further fees for additional services rendered under the Agreement, which fees shall be calculated by reference to the fees chargeable per staff per day as set out in the Agreement and the number of days for which such additional services are rendered. All payments by GZPSC to ATS shall be made within 30 days upon receipt of invoice from ATS.

Consulting fee received/receivable during the year amounted to $2 million (2000: $4 million).

The amount due from GZPSC at 31st December 2001 is $ nil (2000: $2 million).

(e) The Group and Cheung Kong Infrastructure Holdings Limited each acquired a 50% interest in ETSA Utilities Partnership, CKI/HEI Electricity Distribution Pty Limited, Powercor Australia, LLC and Powercor Australia Limited. ETSA Utilities Partnership operates and manages the electricity distribution business in the State of South Australia. CKI/HEI Electricity Distribution Pty Limited, Powercor Australia, LLC and Powercor Australia Limited operate and manage an electricity distribution business in the State of Victoria, Australia.

Two wholly-owned overseas subsidiaries, incorporated in Australia, obtained funds from external financial institutions, which were on lent to these associates. At 31st December 2001, the total outstanding interest bearing loan balances due from these associates to the subsidiaries were $4,169 million (2000: $6,165 million) (see note 14). The loans are unsecured, carry the same interest rates at which the subsidiaries obtained the funds from various financial institutions plus a margin in respect of the loan agreements and are repayable on demand (subject to the subordination arrangements agreed with these associates' senior creditors). Interest income received/receivable from the subsidiaries amounted to $534 million (2000: $501 million) for the year.

26. Commitments

The Group's commitments outstanding at 31st December and not provided for in the accounts were as follows:-

	Group		Company	
	2001	2000	**2001**	2000
	($ million)	($ million)	**($ million)**	($ million)
Contracted for:				
Capital expenditure	**2,729**	2,660	**–**	–
Investment in associate	**847**	–	**–**	–
	3,576	2,660	**–**	–
Authorised but not contracted for:				
Capital expenditure	**11,765**	13,872	**3**	–

27. Contingent Liabilities

	Group		Company	
	2001	2000	**2001**	2000
	($ million)	($ million)	**($ million)**	($ million)
Guarantees have been executed in respect of banking facilities available as follows:				
To the subsidiaries	**–**	–	**4,169**	6,458
To the associate	**8**	8	**8**	8
Other guarantees given in respect of				
– subsidiaries	**–**	–	**4,418**	3,205
– associate	**32**	–	**32**	–
	40	8	**8,627**	9,671

28. Off-balance Sheet Financial Instruments

The Group employs derivatives to manage its foreign currency and interest rate risks. The types and contracted notional amounts of derivative transactions outstanding as at 31st December 2001 were as follows:

	2001 **($ million)**	2000 ($ million)
Cross currency and interest rate swaps	**122**	87
Interest rate swaps and caps	**11,576**	8,100
Forward rate agreements	**800**	–
Foreign exchange forwards	**1,536**	1,698
	14,034	9,885

29. Changes in Accounting Policies

Dividends

In prior years, dividends proposed or declared were recognised as a liability in the accounting period to which they related. With effect from 1st January 2001, in order to comply with Statement of Standard Accounting Practice 9 (revised) issued by the Hong Kong Society of Accountants, the Group recognises dividends proposed or declared as a liability in the accounting period in which they are declared by the directors (in case of interim dividend) or approved by the shareholders (in case of final dividends). Consequently, dividend income from subsidiaries is recognised as income in the Company's Profit and Loss Account in the accounting period in which dividends are declared.

As a result of the new accounting policy, the Group's net assets as at the year end have been increased by $2,284 million (2000: $2,080 million). There is no impact on the Group's profit attributable to shareholders for the periods presented. The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior periods.

30. Comparative Figures

Certain comparative figures have been adjusted as a result of change in accounting policy for dividends, details of which are set out in note 29.

Appendix 1

Segment Information

(a) Business Segments

For the year ended 31st December

($ million)	Sales of electricity under SOC 2001	Sales of electricity under SOC 2000	Infrastructure Investments 2001	Infrastructure Investments 2000	Unallocated & Other Items 2001	Unallocated & Other Items 2000	Consolidated 2001	Consolidated 2000
Revenue								
Group turnover	**10,948**	10,564	**–**	–	**(81)**	79	**10,867**	10,643
Other revenue	**22**	32	**–**	–	**86**	112	**108**	144
Segment revenue	**10,970**	10,596	**–**	–	**5**	191	**10,975**	10,787
Result								
Segment result	**6,893**	6,679	**–**	–	**(38)**	126	**6,855**	6,805
Interest income	**–**	1	**534**	501	**21**	64	**555**	566
Provision for impairment loss in Other Investments	**–**	–	**–**	–	**–**	(84)	**–**	(84)
Finance costs	**(359)**	(590)	**(336)**	(349)	**–**	–	**(695)**	(939)
Operating profit	**6,534**	6,090	**198**	152	**(17)**	106	**6,715**	6,348
Share of results of associates	**–**	–	**469**	(2)	**3**	–	**472**	(2)
Profit before taxation	**6,534**	6,090	**667**	150	**(14)**	106	**7,187**	6,346
Taxation	**(1,010)**	(862)	**(49)**	–	**283**	225	**(776)**	(637)
Profit after taxation	**5,524**	5,228	**618**	150	**269**	331	**6,411**	5,709
Scheme of Control transfers	**96**	(174)	**–**	–	**–**	–	**96**	(174)
Profit attributable to shareholders	**5,620**	5,054	**618**	150	**269**	331	**6,507**	5,535
At 31st December								
Assets								
Segment assets	**46,364**	43,701	**14**	11	**312**	818	**46,690**	44,530
Interest in associates	**–**	–	**4,823**	6,310	**13**	16	**4,836**	6,326
Bank balances and other liquid funds	**–**	–	**–**	–	**580**	794	**580**	794
Consolidated total assets	**46,364**	43,701	**4,837**	6,321	**905**	1,628	**52,106**	51,650
Liabilities								
Segment liabilities	**2,948**	2,544	**52**	58	**71**	68	**3,071**	2,670
Taxation	**792**	209	**–**	–	**–**	–	**792**	209
Interest-bearing borrowings	**10,169**	11,818	**4,169**	6,165	**–**	–	**14,338**	17,983
Rate Reduction Reserve	**9**	14	**–**	–	**–**	–	**9**	14
Development Fund	**138**	249	**–**	–	**–**	–	**138**	249
Consolidated total liabilities	**14,056**	14,834	**4,221**	6,223	**71**	68	**18,348**	21,125
Other Information								
Capital expenditure	**4,133**	3,549	**–**	–	**1**	–	**4,134**	3,549
Depreciation	**1,696**	1,552	**–**	–	**–**	–	**1,696**	1,552

(b) **Geographical Segments**

For the year ended 31st December

($ million)	Hong Kong 2001	Hong Kong 2000	Australia 2001	Australia 2000	Unallocated & Other Items 2001	Unallocated & Other Items 2000	Consolidated 2001	Consolidated 2000
Revenue								
Group turnover	**10,835**	10,606	**1**	–	**31**	37	**10,867**	10,643
Other revenue	**108**	144	**–**	–	**–**	–	**108**	144
Segment revenue	**10,943**	10,750	**1**	–	**31**	37	**10,975**	10,787
Result								
Segment result	**6,855**	6,824	**–**	–	**–**	(19)	**6,855**	6,805
Interest income	**21**	65	**534**	501	**–**	–	**555**	566
Provision for impairment loss in Other Investments	**–**	–	**–**	–	**–**	(84)	**–**	(84)
Finance costs	**(359)**	(590)	**(336)**	(349)	**–**	–	**(695)**	(939)
Operating profit	**6,517**	6,299	**198**	152	**–**	(103)	**6,715**	6,348
Share of results of associates	**3**	–	**469**	(2)	**–**	–	**472**	(2)
Profit before taxation	**6,520**	6,299	**667**	150	**–**	(103)	**7,187**	6,346
Taxation	**(727)**	(637)	**(49)**	–	**–**	–	**(776)**	(637)
Profit after taxation	**5,793**	5,662	**618**	150	**–**	(103)	**6,411**	5,709
Scheme of Control transfers	**96**	(174)	**–**	–	**–**	–	**96**	(174)
Profit attributable to shareholders	**5,889**	5,488	**618**	150	**–**	(103)	**6,507**	5,535
At 31st December								
Assets								
Segment assets	**46,672**	44,508	**15**	11	**3**	11	**46,690**	44,530
Interest in associates	**13**	16	**4,772**	6,310	**51**	–	**4,836**	6,326
Bank balances and other liquid funds	**–**	–	**–**	–	**580**	794	**580**	794
Consolidated total assets	**46,685**	44,524	**4,787**	6,321	**634**	805	**52,106**	51,650
Other Information								
Capital expenditure	**4,134**	3,549	**–**	–	**–**	–	**4,134**	3,549
Depreciation	**1,696**	1,552	**–**	–	**–**	–	**1,696**	1,552

Appendix 2

Principal Subsidiaries

The following list contains only the particulars of subsidiaries as at 31st December 2001 which principally affected the results, assets or liabilities of the Group:

Name	Issued Share Capital and Debt Securities	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited 香港電燈有限公司	HK$2,411,600,000 and HK$500 million Hong Kong dollar notes (see note 20)	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$2	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/Hong Kong	Investment holding
HKE International Limited	US$1	100	British Virgin Islands/Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1 and HK$2,200 million Hong Kong dollar notes (see note 20)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1 and HK$500 million Hong Kong dollar notes (see note 20)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric International Limited	US$1	100	British Virgin Islands	Investment holding
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
HEI Thailand (Rayong) Limited	US$1	100*	British Virgin Islands/Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Limited	A$632,510	100*	Malaysia	Investment holding
HEI Power (Malaysian) Limited	A$52,510	100*	Malaysia	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing
HEI Utilities Development Limited	A$280,010	100*	Malaysia	Investment holding
Riverland Investment Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric International Power (Mauritius) Limited	US$2	100*	Mauritius	Investment holding

* *Indirectly held*

Appendix 3

Principal Associates

The following list contains only the particulars of associates as at 31st December 2001 which principally affected the results or assets of the Group:

Name	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property Development
ETSA Utilities Partnership	(see note (a) below)	50%	Australia	Electricity distribution
CKI/HEI Electricity Distribution Pty Limited (see note (b) below)	A$200	50%	Australia	Electricity distribution
Union Power Development Company, Limited ("UPDC") (see note (c) below)	THB1,665,000,000	4.6%	Thailand	Electricity generation and supply

(a) ETSA Utilities Partnership is an unincorporated body formed by five companies, namely, HEI Utilities Development Limited, CKI Utilities Development Limited, HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited, to operate and manage the electricity distribution business in the State of South Australia. HEI Utilities Development Limited is a wholly owned subsidiary of the Group. HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited are associates of the Group.

(b) This company is the holding company of the Powercor Australia Group, comprising Powercor Australia Pty Limited, Powercor Australia, LLC, Powercor Australia Holdings Pty Limited and Powercor Australia Limited, which operate and manage an electricity distribution business in the State of Victoria, Australia.

(c) UPDC is incorporated in Thailand and is principally engaged in the development, financing, construction, installation, testing, operation and maintenance of a coal-fired power generating station in Thailand. Pursuant to a share purchase agreement dated 6th October 2001 (the "Agreement"), the Group have contracted to purchase 26% of the issued shares of UPDC. As at the year end, the Group only held 4.6% of the issued share capital of UPDC, but has contracted to acquire the remaining 21.4% upon the fulfilment of certain conditions as set out in the Agreement. Notwithstanding the conditions to be fulfilled by UPDC, in accordance with the Agreement, the Group shall hold all rights in respect of the 26% shareholding, and thus, UPDC is considered an associate of the Group. Commitments in relation to the investment in this associate are included in note 26. Pertaining to the terms and conditions of the acquisition, the Group has an option to increase its shareholding to 27.5% at commercial operation.

extracts of financial statements of ETSA Utilities Partnership

Consolidated Profit and Loss Account

For the year ended 31st December 2001

	2001		13th December 1999 to 31st December 2000	
	A$ million	**HK$ million Eqv.**	A$ million	HK$ million Eqv.
Turnover	**605**	**2,431**	584	2,522
Operations and services expenses	**(216)**	**(869)**	(195)	(842)
Operating profit before interest, taxation, depreciation and amortization	**389**	**1,562**	389	1,680
Depreciation and amortization	**(128)**	**(512)**	(127)	(547)
Profit before interest and taxation	**261**	**1,050**	262	1,133

Consolidated Balance Sheet

As at 31st December 2001

	2001		2000	
	A$ million	**HK$ million Eqv.**	A$ million	HK$ million Eqv.
Non-current assets	**3,382**	**13,558**	3,363	14,530
Current assets	**195**	**784**	216	932
Current liabilities	**(150)**	**(600)**	(157)	(678)
	3,427	**13,742**	3,422	14,784
Share capital	**1**	**4**	1	4
Retained losses	**(35)**	**(138)**	(5)	(22)
	(34)	**(134)**	(4)	(18)
Non-current liabilities				
– subordinated loans	**1,270**	**5,092**	1,270	5,486
– other borrowings & payables	**2,191**	**8,784**	2,156	9,316
	3,427	**13,742**	3,422	14,784

extracts of financial statements of Powercor Australia Group

Consolidated Profit and Loss Account

For the year ended 31st December 2001

	2001		6th September 2000 to 31st December 2000	
	A$ million	**HK$ million Eqv.**	A$ million	HK$ million Eqv.
Turnover	**981**	**3,887**	328	1,418
Operations and services expenses	**(486)**	**(1,927)**	(198)	(857)
Operating profit before interest, taxation, depreciation and amortization	**495**	**1,960**	130	561
Depreciation and amortization	**(89)**	**(355)**	(30)	(128)
Profit before interest and taxation	**406**	**1,605**	100	433

Consolidated Balance Sheet

As at 31st December 2001

	2001		2000	
	A$ million	**HK$ million Eqv.**	A$ million	HK$ million Eqv.
Non-current assets	**2,523**	**10,116**	2,561	11,065
Current assets	**120**	**480**	237	1,022
Current liabilities				
– intercompany loans	**–**	**–**	(1,584)	(6,843)
– other borrowings & payables	**(940)**	**(3,770)**	(255)	(1,103)
	1,703	**6,826**	959	4,141
Retained profits	**214**	**856**	20	84
Non-current liabilities				
– subordinated loans	**810**	**3,247**	–	–
– other borrowings & payables	**679**	**2,723**	939	4,057
	1,703	**6,826**	959	4,141

five-year group profit summary and group balance sheet

Five-Year Group Profit Summary

HK$ million	**2001**	2000	1999	1998	1997
Turnover	**10,867**	10,643	9,690	9,759	8,499
Operating profit	**6,715**	6,348	5,545	5,483	4,661
Share of results of associates	**472**	(2)	3	7	298
Profit before taxation	**7,187**	6,346	5,548	5,490	4,959
Taxation	**(776)**	(637)	(496)	(494)	(432)
Profit after taxation	**6,411**	5,709	5,052	4,996	4,527
Scheme of Control transfers	**96**	(174)	234	(29)	182
Profit attributable to shareholders	**6,507**	5,535	5,286	4,967	4,709

Five-Year Group Balance Sheet

HK$ million	**2001**	2000	1999	1998	1997
Fixed assets	**43,955**	41,592	39,661	37,645	35,011
Interest in associates	**4,836**	6,326	23	90	89
Investment securities	**393**	891	84	168	168
Net current liabilities	**(588)**	(3,035)	(262)	(2,549)	(2,744)
Total assets less current liabilities	**48,596**	45,774	39,506	35,354	32,524
Non-current liabilities	**(14,691)**	(14,986)	(12,429)	(11,861)	(11,161)
Rate Reduction Reserve	**(9)**	(14)	(21)	(62)	(92)
Development Fund	**(138)**	(249)	(89)	(340)	(338)
Net assets	**33,758**	30,525	26,967	23,091	20,933
Share capital	**2,134**	2,134	2,085	2,020	2,020
Reserves	**31,624**	28,391	24,882	21,071	18,913
Capital and reserves	**33,758**	30,525	26,967	23,091	20,933

Note: As a result of adoption of the requirements of the Statement of Standard Accounting Practice No. 9 (revised) "Events after the balance sheet date", proposed dividend after the balance sheet date is recognised as a component of equity instead of recognised as a liability at the balance sheet date. Proposed dividends for the years 1997 to 2000 have been reclassified for comparison purposes.

ten-year scheme of control statement

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong Government. This Scheme of Control was renewed with effect from 1st January 1994 with revision effective from 1st January 1999, and is effective until 31st December 2008.

The Scheme provides for HEC to earn a permitted return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC Agreement. Any difference between this permitted return and the SOC net revenue of HEC must be transferred to or (from) a development fund from or (to) the Profit and Loss Account of HEC. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition 8% of the average balance of the development fund is transferred from the Profit and Loss Account of HEC to a rate reduction reserve.

In accordance with the renewed Scheme of Control Agreement effective 1st January 1994, HEC is required to retain revenue reserves equal to a SOC tax adjustment at historical tax rates. These reserves shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Sales of electricity	**10,911**	10,543	9,577	9,627	8,366	7,980	7,271	6,974	6,197	5,517
Less : Transfer to Fuel Clause Account	**(740)**	(801)	(745)	(623)	(479)	(449)	(458)	(512)	(402)	(332)
Other Scheme of Control revenue	**59**	54	64	62	66	86	60	61	51	49
Gross tariff revenue	**10,230**	9,796	8,896	9,066	7,953	7,617	6,873	6,523	5,846	5,234
Fuel costs	**(917)**	(823)	(842)	(973)	(1,036)	(1,034)	(965)	(878)	(892)	(894)
Operating costs	**(848)**	(845)	(798)	(755)	(742)	(711)	(899)	(813)	(804)	(755)
Interest	**(359)**	(590)	(648)	(778)	(436)	(424)	(241)	(282)	(240)	(221)
Depreciation	**(1,572)**	(1,448)	(1,348)	(1,382)	(1,152)	(1,070)	(845)	(817)	(943)	(801)
Net revenue before taxation	**6,534**	6,090	5,260	5,178	4,587	4,378	3,923	3,733	2,967	2,563
Scheme of Control taxation	**(1,010)**	(862)	(747)	(822)	(748)	(713)	(649)	(603)	(505)	(452)
Net revenue after taxation	**5,524**	5,228	4,513	4,356	3,839	3,665	3,274	3,130	2,462	2,111
Interest on borrowed capital	**524**	775	790	867	780	666	601	445	359	325
Interest on incremental customers' deposits	**3**	3	1	–	–	–	–	–	–	–
Scheme of Control net revenue	**6,051**	6,006	5,304	5,223	4,619	4,331	3,875	3,575	2,821	2,436
Transfer from/(to) Development Fund	**111**	(160)	251	(2)	218	82	6	(274)	27	76
Permitted return	**6,162**	5,846	5,555	5,221	4,837	4,413	3,881	3,301	2,848	2,512
Interest on borrowed capital	**(524)**	(775)	(790)	(867)	(780)	(666)	(601)	(445)	(359)	(325)
Interest on incremental customers' deposits	**(3)**	(3)	(1)	–	–	–	–	–	–	–
Transfer to rate reduction reserve	**(15)**	(14)	(17)	(27)	(36)	(48)	(51)	(40)	(31)	(35)
Net return	**5,620**	5,054	4,747	4,327	4,021	3,699	3,229	2,816	2,458	2,152

ten-year balance sheet

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Assets										
Non-Current Assets										
Fixed Assets	**44,045**	41,688	39,761	37,750	35,120	32,315	29,087	24,590	20,800	18,282
Current Assets										
Coal and fuel oil	**138**	100	142	135	143	188	152	148	147	117
Stores	**301**	299	309	291	280	275	265	225	196	166
Fuel Clause Account	**1,216**	981	262	186	–	–	–	–	–	–
Trade & other receivables	**664**	633	641	525	486	416	348	356	317	279
Bank balances	**5**	12	9	–	–	6	1	1	4	3
	2,324	2,025	1,363	1,137	909	885	766	730	664	565
Current Liabilities										
Bank loans and other borrowings	**(10,644)**	(8,773)	(5,992)	(5,176)	(4,680)	(4,901)	(3,326)	(2,403)	(1,853)	(1,064)
Fuel Clause Account	**–**	–	–	–	(7)	(20)	(103)	(147)	(129)	(114)
Trade & other payables	**(1,858)**	(1,511)	(1,867)	(2,309)	(2,351)	(1,957)	(3,024)	(1,544)	(1,300)	(1,288)
Taxation	**(792)**	(209)	(227)	(179)	(142)	(204)	(53)	(130)	(83)	(58)
	(13,294)	(10,493)	(8,086)	(7,664)	(7,180)	(7,082)	(6,506)	(4,224)	(3,365)	(2,524)
Net Current Liabilities	**(10,970)**	(8,468)	(6,723)	(6,527)	(6,271)	(6,197)	(5,740)	(3,494)	(2,701)	(1,959)
Total Assets Less Current Liabilities	**33,075**	33,220	33,038	31,223	28,849	26,118	23,347	21,096	18,099	16,323
Non-Current Liabilities										
Bank loans and other borrowings	**(5,336)**	(7,439)	(8,790)	(8,444)	(8,343)	(5,649)	(3,461)	(3,776)	(2,677)	(2,014)
Deferred creditors	**(1,184)**	(1,362)	(1,770)	(2,036)	(1,734)	(3,103)	(4,064)	(3,043)	(2,709)	(2,659)
Customers' deposits	**(1,302)**	(1,242)	(1,169)	(1,131)	(1,084)	(1,016)	(958)	(892)	(814)	(749)
	(7,822)	(10,043)	(11,729)	(11,611)	(11,161)	(9,768)	(8,483)	(7,711)	(6,200)	(5,422)
Rate Reduction Reserve *(Note 1)*	**(9)**	(14)	(21)	(62)	(92)	(93)	(80)	(64)	(105)	(149)
Development Fund *(Note 2)*	**(138)**	(249)	(89)	(340)	(338)	(556)	(638)	(644)	(370)	(397)
Net Assets	**25,106**	22,914	21,199	19,210	17,258	15,701	14,146	12,677	11,424	10,355
Capital and Reserves										
Share capital	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Note 3)*	**2,460**	2,201	1,975	1,724	1,390	1,066	730	311	–	–
Proposed dividend *(Note 4)*	**4,311**	3,917	3,945	3,518	3,036	2,828	2,409	2,102	2,074	1,811
	9,182	8,529	8,331	7,653	6,837	6,305	5,550	4,824	4,485	4,222
Loan capital	**15,924**	14,385	12,868	11,557	10,421	9,396	8,596	7,853	6,939	6,133
	25,106	22,914	21,199	19,210	17,258	15,701	14,146	12,677	11,424	10,355

Notes:

(1) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(2) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(3) These reserves represent a Scheme of Control tax adjustment, calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between depreciation and the Inland Revenue tax allowances, applying the tax rate applicable to each respective year. This Scheme of Control tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(4) As a result of adoption of the requirements of the Statement of Standard Accounting Practice No. 9 (revised) "Events after the balance sheet date", proposed dividend after the balance sheet date is recognised as a component of equity instead of recognised as a liability at the balance sheet date. Proposed dividends for the years 1992 to 2000 have been reclassified for comparison purposes.

ten-year operating statistics

The Hongkong Electric Company, Limited

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Units Sold (Millions of kWh)										
Commercial	**7,456**	7,141	6,875	6,781	6,401	6,148	5,782	5,688	5,271	4,866
Domestic	**2,359**	2,346	2,288	2,448	2,212	2,243	2,089	2,024	1,919	1,763
Industrial	**496**	505	490	464	466	482	509	545	561	586
Total (Millions of kWh)	**10,311**	9,992	9,653	9,693	9,079	8,873	8,380	8,257	7,751	7,215
Annual Increase (%)	**3.2**	3.5	(0.4)	6.8	2.3	5.9	1.5	6.5	7.4	4.0
Average Net Tariff (Cents per kWh)										
Basic Tariff	**105.7**	105.7	99.4	99.4	92.2	89.9	86.8	84.5	80.0	76.1
Fuel Clause Rebate	**(9.3)**	(15.2)	(8.5)	(8.5)	(5.4)	(6.0)	(6.0)	(6.0)	(5.0)	(4.5)
Rate Reduction Rebate	**(0.2)**	(0.2)	(0.6)	(0.6)	(0.4)	(0.4)	(0.4)	(1.0)	(1.0)	(0.5)
Net Tariff (Cents per kWh)	**96.2**	90.3	90.3	90.3	86.4	83.5	80.4	77.5	74.0	71.1
Number of Customers (000's)	**536**	526	519	513	513	504	493	483	472	456
Installed Capacity (MW)										
Gas Turbines and Standby Units	**805**	805	805	805	805	805	805	805	805	805
Coal-Fired Units	**2,500**	2,500	2,500	2,500	2,500	2,150	2,150	1,800	1,800	1,800
Total (MW)	**3,305**	3,305	3,305	3,305	3,305	2,955	2,955	2,605	2,605	2,605
System Maximum Demand (MW)	**2,516**	2,417	2,343	2,316	2,205	2,118	2,006	2,021	1,890	1,819
Annual Increase (%)	**4.1**	3.2	1.2	5.0	4.1	5.6	(0.7)	6.9	3.9	8.3
Annual Load Factor (%)	**53.0**	53.5	53.4	54.2	53.5	54.3	54.2	53.0	53.1	51.2
Thermal Efficiency (%)	**35.5**	35.6	35.8	35.9	35.8	35.8	35.3	35.7	36.0	36.0
Coal-Fired Plant Availability (%)	**87.9**	84.3	87.1	89.2	91.0	90.8	91.9	93.7	93.1	88.2
Number of Switching Stations	**20**	20	20	18	18	17	17	16	16	14
Number of Zone Substations	**25**	25	25	23	23	22	22	22	21	20
Number of Consumer Substations	**3,444**	3,391	3,309	3,230	3,172	3,101	3,021	2,954	2,899	2,804
Number of Employees	**2,277**	2,325	2,403	2,490	2,542	2,625	2,700	2,713	2,706	2,737
Capital Expenditure ($ Million)	**4,133**	3,549	3,622	4,248	4,107	4,424	5,459	4,668	3,486	2,970

notice of annual general meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 9th May 2002 at 12:00 noon for the following purposes:

As Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2001.

2. To declare a final dividend.

3. To re-elect retiring Directors.

4. To appoint Auditors and authorize the Directors to fix their remuneration.

As Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought.fit, pass the following resolution as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

8. To consider and, if thought fit, pass with or without modification the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) By adding the following definitions in Article 2 immediately after the definition "Writing" or "printing":

"Electronic communication" shall mean a communication sent by electronic transmission in any form through any medium.

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.

"Summary financial report" has the meaning assigned thereto in the Companies Ordinance.

(b) By adding in Article 2 after the words "visible form" in the definition of "Writing" or "printing" the words "including an electronic communication".

(c) By adding in Article 2 after the paragraph commencing with the words, "Words denoting the singular" the following paragraph:

"References to applicable laws, rules and regulations shall include the Companies Ordinance and all regulations made thereunder, and the Listing Rules. References to a notice or document shall include a notice or document recorded or stored in any digital, electronic, electric, magnetic or other retrievable form or medium."

(d) By renumbering the existing Article 157 as Article 157(a), by adding at the beginning of such Article the words, "Subject to Articles 157(b) and 157(c)", and adding the following as Articles 157(b) and 157(c):

"157(b) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, a copy of a summary financial report is sent to such person, and that person has agreed or is deemed to have agreed to treat the receipt of such summary financial report as discharging the Company's obligation to send to him a copy of the documents referred to in Article 157(a).

157(c) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article or a summary financial report, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, the Company publishes copies of the documents referred to in Article 157(a) and, if applicable, a summary financial report, on the Company's computer network or in any other permitted manner (including by sending them in any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(e) By adding in Article 161 after the words "Hong Kong" the following:

"or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network."

(f) By adding in Article 161 after the words, "In the case of joint holders of a share all notices" the words "or documents".

(g) By adding in Article 162 after the word "notice" where it appears in that Article the words "or document" and by adding at the end of that Article the following:

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network."

(h) By adding the following as Article 162A after Article 162:

"Subject to applicable laws, rules and regulations, any notice or document, including the documents referred to in Article 157(a) and a summary financial report, may be given to a member either in the English language or the Chinese language."

(i) By adding in Article 164 after the word "printed" the words "or made electronically.""

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 7th March 2002

NOTES:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(2) The register of members will be closed from Thursday, 2nd May 2002 to Thursday, 9th May 2002, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 30th April 2002.

(3) With reference to Resolution 5 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(4) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefits of the shareholders. A circular containing the explanatory statement relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), will be despatched to the members together with the annual report.

(5) In Resolution 8 above, shareholders are asked to approve amendments to the Company's Articles of Association to take advantage of the recent changes to the Companies Ordinance and the Listing Rules which enable the Company to offer members the choice to receive either the full annual report and accounts or a summary financial report, to receive such documents, notices and other documents in printed copy, through the Company's computer network or by means of other forms of electronic communication, and in English or Chinese. The proposed amendments and their effects are also set out in the circular mentioned in Note (4) above.

03 JUN -2 7:21



Hongkong Electric Holdings Limited

香港電燈集團有限公司

2001年年報

香港電燈集團有限公司（港燈集團）成立於一九七六年，作為港燈集團最主要之營運公司香港電燈有限公司（港燈）之控股公司。港燈負責發電、輸電及配電，供應予香港島、鴨脷洲及南丫島。

港燈在南丫島之發電廠總發電能量為三千三百零五兆瓦。輸電及配電網絡包括約三百七十公里長之輸電線路及超逾三千四百四十個配電站。港燈之歷史可回溯至一八九零年。

目錄

財務概要

港幣百萬元計	2001	2000	1999	1998	1997
營業額	**10,867**	10,643	9,690	9,759	8,499
股東應得溢利	**6,507**	5,535	5,286	4,967	4,709
股息	**3,479**	3,233	3,088	2,899	2,748
固定資產	**43,955**	41,592	39,661	37,645	35,011
股東權益	**33,758**	30,525	26,967	23,091	20,933

港幣元計					
每股溢利	**3.05**	2.62	2.58	2.46	2.33
每股股息	**1.63**	1.515	1.4875	1.435	1.36

附註：由於採納了會計實務準則第九條（經修訂）《資產負債表日後事項》之規定，在資產負債表日後的擬派股息須列作股本標題下的一個獨立項目，不應於資產負債表結算日確認為一項負債。故此，一九九七至二零零零年度的股東權益已為比較目的作出了調整。

股東應得溢利
百萬港元


6,700
6,400
6,100
5,800
5,500
5,200
4,900
4,600
4,300
4,000
97
98
99
00
01

每股股息
港元


1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
97
98
99
00
01

營業額
百萬港元


12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
97
98
99
00
01

固定資產
百萬港元


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
97
98
99
00
01

公司資料

主席	麥理思
副主席	霍建寧
集團董事總經理	曹棨森
執行董事	甄達安 甘慶林 李蘭意 李澤鉅 陸法蘭
董事	夏佳理 周胡慕芳 Holger Kluge 佘頌平 黃頌顯 余立仁
公司秘書	黃莉華
註冊辦事處	香港堅尼地道 44 號港燈中心 電話：28433111 傳真：25371013 電子郵件地址：mail@hec.com.hk 電腦網絡網址：www.hec.com.hk
往來銀行	香港上海匯豐銀行有限公司
律師	孖士打律師行
核數師	畢馬威會計師事務所
股權登記處	香港中央證券登記有限公司 香港皇后大道東 183 號合和中心 19 樓
美國證券託存收據託存處	萬國寶通銀行 111 Wall Street, New York, N.Y. 10043, U.S.A.

財務日程表

半年業績	宣佈日期二零零一年八月九日
全年業績	宣佈日期二零零二年三月七日
年報	寄給股東日期二零零二年四月十一日或之前
停止股權登記	二零零二年五月二日至二零零二年五月九日
股東週年大會	舉行日期二零零二年五月九日
每股股息	
中期息五角六分	支付日期二零零一年十月三日
末期息一元零七分	支付日期二零零二年五月十日

董事局主席報告

縱然經濟不景，香港電力需求於二零零一年依然繼續上升。公司在電力供應可靠程度方面，持續表現卓著，並致力確保供電網絡足以應付香港市民及商業之未來電力需求。澳洲業務的表現較預期為佳，除營運業績理想之外，出售Powercor電力零售業務之一次過收益，均為集團提供巨大盈利貢獻，較去年溢利有所增加。

業績

集團香港業務所提供之溢利為港幣五十八億八千九百萬元。（二零零零年為港幣五十四億八千八百萬元）。集團海外業務所提供之溢利大幅增長至港幣六億一千八百萬元（二零零零年為港幣四千七百萬元），主要原因乃由於出售澳洲Powercor電力零售業務獲得港幣三億四千四百萬元之一次過收益，以及澳洲配電業務之營運表現良好。

因此，集團截至二零零一年十二月三十一日止年度經審核之綜合溢利為港幣六十五億零七百萬元（二零零零年為港幣五十五億三千五百萬元）。

末期息

董事局將建議派發末期息每股港幣一元零七分。連同中期股息每股五角六分，全年之股息為每股港幣一元六角三分（二零零零年每股股息一元五角一分半）。

香港業務

全球近年發生的事例均說明高度可靠的電力服務對經濟活動至為重要。即使是發展完備的市場，亦不能掉以輕心。於二零零一年，公司繼續致力提高電力供應之可靠程度。連續六年，公司的電力可靠程度均維持在99.999%的水平，在十八項涉及各方面服務的承諾上，均達致高於標準的水平。

公司在取得以上驕人成績的同時，亦繼續嚴格控制成本和員工人數，使每名員工的發電量和人均收入在年內均有所提升。生產力上的種種改進，反映集團對員工在工作要求和培訓方面均予以重視，確保人盡其才，配合先進的系統和設備，為客戶提供快捷和個人化的服務。

發電業務為一門資本密集之工業，資本成本遂成為其中重要一環。集團利用利率下調的優勢，透過再融資部份現有債項，大幅減少借貸成本和利息支出，對集團溢利有所貢獻。



燃料供應為另一個重要的成本因素。由於國際燃煤價格上升，故未能於二零零一年減低整體燃料成本，惟集團已透過在燃煤種類及來源方面進一步多元化，將影響降低。

集團亦繼續致力改善基本建設，以有效的維修及保養，使發電機組達致更高的系統應用。

雖然經濟於過去數年表現疲弱，但社會對電力需求依然有所增長。於二零零一年，電力最高需求量錄得百分之四點一的增幅，擴建南丫發電廠的逼切性較以往更為明顯。隨著需求量的增加，首期工程必需於二零零四年中之前完成。年內，公司已完成海床挖掘，並開始建築海堤。在海底氣體管道之策劃、設計及批審方面，亦取得良好進展。

港燈服務香港超逾一百年，集團竭力提供足夠及穩定的電力供應，並配合社會和商界的長遠電力需求。

海外業務

集團的策略是投資於可接受風險水平而提供穩定邊際利潤的電力有關業務。集團與長江基建集團有限公司聯合投資澳洲ETSA Utilities和Powercor，就是基於預期在現有監管架構下可取得合理回報，而兩者在二零零一年的表現均較預期優勝。年內澳洲天氣變化極端，尤以南澳洲省為甚，對業務造成很多挑戰，但以上項目仍取得穩固的財務和營運業績。集團在年內出售Powercor較波動及風險較高的零售業務，出售所得澳幣三億一千五百萬元用以減低Powercor的負債。現時，集團專注經營受監管兼具有一百四十萬客戶基礎的電力分銷業務。

展望

縱使經濟復甦步伐並未明朗，經驗説明，在經濟低迷的環境下，香港電力需求仍將持續上升。因此，集團將專注發展南丫發電廠擴建工程以及投資改善現有基本建設，以確保可提供足夠和穩定的電力供應，以維持香港之世界級城市地位。

海外方面，集團將繼續從澳洲項目取得穩定收益。集團對於亞洲以及其他地區因監管制度改變所提供的發展機會感到鼓舞，將繼續尋求投資於可獲取高盈利而風險在可接受水平的國家和市場。

本人謹向所有員工致以謝意，感謝他們衷誠及努力不懈地工作，令集團置身於優越位置，爭取任何適當的發展機會。

主席

麥理思

香港，二零零二年三月七日

營運回顧

二零零一年，售電量上升百分之三點二，達一百零三億一千一百萬度。最高需求量則再創新高，達二千五百一十六兆瓦，增幅百分之四點一。需求量由商業用戶帶動，增長百分之四點四。此項類別的用戶佔總售電量超過百分之七十，顯示即使面對經濟不景，電力需求依然並無減退。有關數據亦支持公司對電力需求的長期預測。客戶總數增長百分之一點九，達五十三萬五千五百四十九戶。

港燈在提高股東價值方面往績良好，所以我們經常跟進這股份的發展情況。



瑞銀華寶
亞洲區公用股研究部
執行董事
許淑芳小姐

發電

發電科整體表現，高於所訂標準。在提升生產力時，亦引進新措施，改善環保運作。

南丫發電廠繼續運作良好。由於減少了計劃停機的次數和時間，燃煤機組的可用率得到提升。

改裝現有的兩台燃氣輪機為聯合循環機組的工程繼續進行。利用回收餘熱，機組改裝後可於無需耗用額外燃料的情況下，生產一百一十五兆瓦的電力。此項工程預計將於二零零二年九月完工。

南丫發電廠燃煤碼頭擴建工程經已完工，進一步改善燃煤處理設施。同時亦提升操控系統之功能。

公司繼續採用低含硫量的燃煤作為主要的燃料。年內，耗煤量超過四百萬噸。由於燃煤是集團主要的發電成本，公司致力尋找節約方法。燃油價格上升令致全球對燃煤的需求增加，亦帶動燃煤價格上升。公司的應付方法是擴大多元化採購，亦首次採用較具成本效益的次煙煤，效果證明良好，所以未來將較多使用此等燃煤。


售電量
一九九二年至二零零一年
(百萬度)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
92
93
94
95
96
97
98
99
00
01
商業用電
家庭用電
工業用電



推行「環境管理系統」後，公司更能優先安排資源，做好環保工作。裝置爐底撈渣機的工程已接近完工階段，符合公司盡力減少廢水排放的目標。公司亦增加對廢水和雨水的循環使用。

南丫發電廠擴建工程於三月開始，並已取得具體進展。公司已完成海床清淤泥工作，並開始建築海堤。首期三百兆瓦燃氣發電機組預計於二零零四年中投產。

港燈在支持香港持續發展為亞洲金融服務中心方面擔當重要角色。

輸電和配電（輸配電）

二零零一年，輸配電科在客戶服務及供電可靠性方面繼續超越指標，且進一步提高生產力。

在十八項服務承諾當中，公司均成功達致或超越所訂的標準。公司在年內並接獲八百五十一封客戶的書面表揚。集團不斷採用最新科技以提升客戶服務。二零零一年，公司為高用量客戶擴展及提升遙距讀表系統之功能。除基本的讀表功能之外，該系統亦提供二十四小時的連續監察，確保電表運作正常。客戶亦可透過系統，「在線」索取用電負荷紀錄。此外，公司的WAP服務經已擴展至所有手機用戶。

集團不斷改良設施及輸電網絡以延續卓越表現的領導地位。



書面表揚數字



900
800
700
600
500
400
300
200
100
0
92
93
94
95
96
97
98
99
00
01
讚揚信

我知道999.9代表很高純度的黃金，港燈的供電可靠性高達99.999%，實令用戶十分放心。我殷切期望港燈能繼續維持優質服務並盡力回饋社會。



中西區區議會主席
胡楚南 太平紳士

客戶只需使用WAP手提電話，即可隨時隨地查閱賬戶資料及其他有用的服務和資訊。

年內，公司達致的供電可靠性為百分之九十九點九九九，連續六年取得驕人成績。為維持這可靠性並應付電力需求的增加，年內共有五十三個新配電站投產使用，並舖設總長度達二百八十六公里的配電電纜。

容量達2x60兆伏安的鰂魚涌電力分站亦於年內投入服務，為地鐵將軍澳線提供電力。

公司已完成新的二萬二千伏配電電壓系統的準備工作。新系統將於二零零二年於數碼港及中區引入使用，並於二零零三年在南區推行。

二萬二千伏電壓系統採用相同體積的電纜，故容量較一萬一千伏的電纜多一倍。由於它佔據較少的地底空間，在香港地下設施林立、空間有限的情況下，二萬二千伏配電系統是擴大配電網絡以應付需求的最有效方法。此系統已被其他與香港地底情況相類似的主要城市所採用，並將首次應用於香港特別行政區。



國際業務

澳洲 ETSA Utilities

由集團及長江基建共同持有之ETSA Utilities配電業務於二零零一年表現良好。由於客戶數目創下新的紀錄、夏天氣溫又較預期炎熱，刺激售電量，再加上當地蓬勃建築業帶動的經濟發展，售電收入較預期為高。事實上，澳洲在二零零一年經歷九十三年以來最極端的天氣情況，包括風暴的襲擊和最炎熱的夏季，對配電網絡造成相當大的壓力。為此，公司已投入額外資本確保高水平的系統可靠性得以維持。此外，公司在年內亦透過改善工序、增強自動化和更廣泛採用資訊技術大幅提高工作效率。

澳洲投資項目在二零零一年的表現較預期為佳，集團將繼續尋求其他可提供穩定回報的投資機會。


中國
香港
泰國
曼谷

澳洲 Powercor

同樣由集團和長江基建共同持有之澳洲Powercor乃維多利亞省之最大配電商，覆蓋範圍約佔全省百分之六十四。公司業務在二零零一年表現強勁，取得較預計售電為高的毛利。服務地區包括墨爾本快速擴展的西郊地區，以及該省主要的區域及鄉郊發展中心。二零零一年，公司致力提高生產力和減省成本，並在無損系統可靠性和客戶服務的前提下取得重大進展。二零零一年六月，配合集團風險管理政策，集團以澳幣三億一千五百萬元出售Powercor電力零售業務，並以此減低Powercor的負債。此項交易中，本集團所佔溢利為港幣三億四千四百萬元。


澳洲
亞德萊德
墨爾本

泰國 Union Power Development Company Limited

集團在二零零一年增加海外投資，收購了Union Power Development Company Limited (UPDC)百分之二十六權益，財團成員包括日本主要能源企業。UPDC擁有牌照發展泰國其中一間最大的燃煤發電廠。該項位於Hin Krut省發電量達一千四百兆瓦的設施將有助防止該國在電力用量持續上升時出現電力供應不足。該項目將受惠於集團與泰國政府屬下泰國發電局的二十五年期「照付不議」購電合約，而電費將與美元匯率掛鈎。集團有權在將來增持至百分之二十七點五權益。

全面的環境評估報告，以及其他各項許可証均已獲批。大部份無追索權項目融資亦已獲承擔。集團正等待泰國政府的最後批准，目標是於二零零二年底動工，預計首期七百兆瓦設施於二零零六年啟用。

協聯工程有限公司(協聯)

協聯繼續為集團盈利作出貢獻。在二零零一年，協聯取得在中國、台灣和泰國的工程服務合約。

我成為港燈的股東已有多年，在現時銀行存款利息偏低的時候，港燈股票所提供的穩定股息收入對我尤為重要。



港燈股東
黎娣女士

港燈於十年前成立客戶聯絡小組，我作為其中一位成員，一直以來對港燈在服務上積極聆聽及力求完善的態度均非常欣賞。



客戶聯絡小組成員
邱建成先生

人事

生產力

經濟環境欠佳令生產力更被重視。集團持續限制招聘，整體員工人數因此下降，令僱員人均售電量上升百分之五點四至四百五十三萬度。

培訓

集團不但透過科技提升生產力，也藉着培訓令員工的工作更具彈性及擁有全面的技能，同時亦提高其工作滿足感。在二零零一年，營運部門投入十萬零一千工時作培訓。

健康及安全

集團長久以來重視「安全第一」的文化。在二零零一年，集團的健康及安全水準獲國際界定為「卓越」。

輸配電科安全管理系統獲頒OHSAS 18001，而港燈是香港首間公用事業取得此項備受推崇的健康及安全管理證書。

輸配電科贏得香港職業安全健康局舉辦的職業安全健康卓越表現分享會的「安全管理系統金獎」，顯示外界對其成績的肯定。

生產力
一九九二年至二零零一年


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
92
93
94
95
96
97
98
99
00
01

○ 每名員工之售電度數（百萬度計）
○ 員工人數（千計）



客戶享用由集團專業技術隊伍提供的最高服務水平。



集團致力提高運作部門的環保標準，並資助有關風力及太陽能的再生能源研究項目。

社會責任

集團積極承擔保護環境及對社會作出貢獻的責任。

環境保護

二零零一年，發電科及輸配電科開始採用環境管理系統，顯示公司致力減少營運對環境的影響。該系統提升公司的環保監察水平，使其達致最高的國際標準，令公司在有關工作的先後次序上作更有效的編排。

年內並無錄得環保方面的事故。公司亦增加廢水和雨水的循環使用。由於多數煤灰被用作製造水泥，故煤灰棄置量正不斷降至接近零水平。

為研究在香港使用再生能源的可行性，集團聯同地球之友開展了一項勘測風力資料的計劃，藉此確定香港的風力潛能。經過審慎的選址後，公司於二零零一年四月和十一月分別於蒲台島及南丫島設立兩個風力監測站，於為期十二個月內，收集風力的資料。

由集團贊助香港大學進行之太陽能發電研究計劃取得良好進展。研究取得不少寶貴資料，以便分析香港在不同天氣情況下的太陽能表現。

社會服務

安全第一是集團在社會服務方面的其中一個主要訊息。年內，集團與政府機電工程署聯合推行「電器安全及能源效益千戶大行動」，提高市民安全使用電器用品的意識。

為使失明人士及長者客戶均可接觸到公司服務的資訊，公司除將安全資訊刊物和客戶服務冊子的內容製成光碟和錄音帶外，亦在網上設有專為失明人士使用的網頁。

公司亦將援助傷殘和長者等弱勢社群的電費優惠計劃擴展至單親家庭，確保社會上各個階層均可負擔電費支出。

公司管治

本公司致力達致高水平的公司管治，並遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四之最佳應用守則的規定。

董事局每年至少召開四次正式的會議。執行董事負責管理公司日常運作。此外，董事局亦定期與本公司的附屬及聯營公司管理階層舉行會議，製訂及商討集團的策略和政策。

集團認為完善的匯報制度及內部監控至為重要。董事局在內部財務控制的執行和監管方面擔當重要角色，其主要職責包括：

- 定期舉行董事局會議，商討業務發展策略、營運事宜及財務表現。
- 積極參與附屬及聯營公司的董事局會議。
- 通過個別公司每年的預算案，審視範圍包括發展策略、財務及業務表現、主要風險及商機。
- 監察內部及對外的匯報質素、適時性、相關性及可靠性。

為方便本公司的董事履行其職責，本公司擁有明確的組織架構，清楚界定董事的職能和權力範圍。

本公司的審計委員會由三名獨立非執行董事組成。該委員會的權力和職能均有書面列載，並由董事局定期檢討。審計委員會直接向董事局報告，檢討財務報表及內部監控等稽核事宜，以保障本公司股東的權益。委員會亦定期與本公司的外聘核數師舉行會議，商討稽核程序及會計事宜，與及檢討內部監控及風險評估的成效。

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團本年度之資本開支為港幣四十一億三千四百萬元，該資本開支主要以營運現金及銀行貸款支付。由於收購Powercor Australia的過渡性貸款再融資及有淨正現金流入，令向外貸款淨額的總額由年初時的港幣一百七十一億八千九百萬元遞減至年終時的港幣一百三十七億五千八百萬元。此外，集團已承擔但未動用之信貸總額為港幣五十七億四千四百萬元（二零零零年為港幣四十九億八千一百萬元）。截至二零零一年十二月三十一日止，集團之資本負債比率（淨負債／股東資金）為百分之四十一（二零零零年為百分之五十六）。

庫務政策，融資活動及資本結構

集團繼續確保以各種不同而又優越的財務資源提供再融資及業務發展所需資金，及運用已承擔之信貸安排，提供未來融資及業務發展之資金需求。並且在穩健的基礎上靈活地管理外匯和利率風險。

澳幣八億四千四百萬元之過渡性貸款，以保薦人及該項目之水平再融資，均已在年內完成。其中澳幣四億五百萬元之五年期銀團定期貸款是為本集團所投入的股本籌組再融資，餘款則以Powercor Australia有限公司為名的商業票據及債務發行所取代。

年內，集團取得已承擔資金港幣六十二億元，作為再融資及企業資金所需。其中最大之交易為一項內含五年期及七年期之雙重份額銀團貸款安排。基於銀行業對信貸優良之公司有很大放款需求，我們得以把原定的貸款港幣二十五億元提昇至港幣四十五億元。集團亦取得港幣十二億元之雙邊貸款及透過發行一項私人配售之三年期定息票據再籌組港幣五億元。該些款項部份用作清償現行較高利率之債務及部份作為未來十二個月所需資金之已承擔信貸安排。

於二零零一年十二月三十一日，集團向外貸款為港幣一百四十三億三千八百萬元，其結構如下：

(一) 百分之七十以港元為單位或透過外匯對沖為港元及百分之二十九以澳元為單位；

(二) 百分之六十八為中期貸款，百分之二十二為資本市場工具及百分之十為供應商信貸；

(三) 百分之八十七貸款償還期為二至五年而百分之六貸款償還期超越五年；

(四) 百分之七十八為定息或上限息類別。

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、外匯及利率掉期合約以管理外幣交易風險。於二零零一年十二月三十一日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團採用了一系列金融工具將大部份債項維持為定息債務以管理利率風險。集團直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。截至二零零一年十二月三十一日止，未履行的衍生工具合約名義總額為港幣等值一百四十億三千四百萬元(二零零零年為港幣九十八億八千五百萬元)。

或有債務

於二零零一年十二月三十一日，本公司就給予聯營公司合共港幣四千萬元(二零零零年為港幣八百萬元)的銀行備用信貸及發展擔保而向銀行作出擔保。本公司就附屬公司之銀行及其他借款合共港幣等值八十五億八千七百萬元(二零零零年為港幣九十六億六千三百萬元)而作出擔保。該等港幣八十五億八千七百萬元(二零零零年為港幣九十六億六千三百萬元)本公司之或有債務已顯示在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零一年十二月三十一日止，除董事酬金外，集團對員工的總支出達港幣十億八千三百萬元(二零零零年為港幣十億九千六百萬元)。於二零零一年十二月三十一日，集團長期僱員人數為二千三百一十八名(二零零零年為二千三百六十六名)。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、先進技術及各樣與工作相關的訓練課程，藉此增加員工的技術和知識。

董事局報告

(以港幣顯示)

董事局同寅謹向各股東呈交集團截至二零零一年十二月三十一日止年度之報告及已審核之賬項。

集團業務

本集團之主要業務為發電及電力供應。

賬項

本集團截至二零零一年十二月三十一日止年度之綜合損益表刊載於第二十七頁,顯示本年度除稅及管制計劃調撥後之集團溢利為六十五億零七百萬元(二零零零年為五十五億三千五百萬元)。本公司及集團於二零零一年十二月三十一日的財政狀況已列於本賬項第二十七頁至第五十九頁內。

股息

中期息每股五角六分(二零零零年為五角四分)已於二零零一年十月三日派發予各股東,現董事局建議派末期息每股一元零七分(二零零零年為九角七點五分),並定於二零零二年五月十日派發予二零零二年五月九日已登記在股東名冊之股份持有人。

儲備

年度內本公司及集團之儲備變動詳列於賬項附註第二十三項內。

股本

股本變動詳情列於賬項附註第二十二項內。

購回、出售或贖回本公司之股份

本公司及其附屬公司於本年度內並無購回、出售或贖回本公司之股份(二零零零年:無)。

慈善捐款

本年度本集團之捐款共達二百萬元(二零零零年為二百萬元)。

固定資產

本年度本集團所添置之固定資產共達四十一億三千四百萬元(二零零零年為三十五億四千九百萬元)。變動詳情列於賬項附註第十二項內。

董事

於本報告日期在職董事芳名載於本年報第二頁內。

根據本公司組織章程第一百一十六條將於二零零二年五月九日舉行之股東週年大會上輪值告退之董事有夏佳理先生及余立仁先生,但彼等願意膺選留任。

董事服務合約

於即將舉行之股東週年大會中願意膺選留任之董事,並未有任何一位持有僱主不可於一年內終止而無需賠償(法定賠償除外)之服務合約(二零零零年:無)。

獨立非執行董事酬金

每名獨立非執行董事每年收取董事袍金五萬元(二零零零年為五萬元)(或依照是年服務時期按比例計算出之數目)。年內並無其他已付或未付之報酬給予獨立非執行董事。

重大合約

各董事於本年度任何時間內在本公司或任何附屬公司所簽訂之重大合約中，概無擁有顯著實益。

主要客戶及供應商

在二零零一年及二零零零年度，本集團前五名最大客戶合計所佔集團至十二月三十一日止之營業額，均不超越百分之三十。

最大營業物品供應商佔集團本年度之營業物品採購總額為百分之二十四點九(二零零零年為百分之二十九點五)，而前五名最大之營業物品供應商合計則為百分之七十三點四(二零零零年為百分之六十四點六)。

一佔有本公司發行股本百分之五以上之股東，其控股公司持有上述前五名其中之一最大供應商百分之五十權益。除於上述公開者外，於二零零一年十二月三十一日及二零零零年十二月三十一日止年度，並無任何一位董事或根據董事局所知之股東，對以上之前五名最大供應商持有任何權益。

關連交易

(一) 本公司一全資附屬公司，香港電燈有限公司(「港燈」)於一九八六年二月四日，根據正常之商業條件及一般之業務程序，與道達爾能源(香港)有限公司(「道達爾」)訂立一項協議。該公司百分之五十股權乃由和記黃埔有限公司所擁有。根據該協議港燈以正常之商業條件，同意按照每年議定之價格向道達爾購買燃煤。和記黃埔有限公司乃本公司之主要股東長江基建集團有限公司之控股公司。本年度總數約四千三百萬元(二零零零年為四千六百萬元)之燃煤，約佔港燈百分之四點六(二零零零年為百分之六)購煤量，由道達爾所供應。燃煤之價格是按照二零零一年普遍採用之市價釐定。此項協議已於一九八七年五月十六日寄發予股東之通函內予以披露。現根據香港聯合交易所有限公司之證券上市規則(「上市規則」)第十四條二十五節(一)披露年終延長協議的資料。

(二) 港燈於二零零一年四月二日批出一份分判工程合約予合致工程服務有限公司(「合致」)，合致同意為本集團之南丫島發電廠進行蒸氣循環系統(「系統」)機電安裝工程，代價約為四千二百八十萬元(「分判工程價格」)。合致須與主要承建商訂立分判工程協議，其條款由港燈決定，該主要承建商並非本公司之關連人士(定義見上市規則)或其聯繫人(定義見上市規則)。分判工程價格將由內部資源撥付，並按每月已完工進度支付予合致。惟款項百分之五將予保留，直至發出接收證書後十二個月之保用期屆滿方會支付予合致。該系統預期於二零零二年七月完成安裝。

和記黃埔有限公司持有合致百份之五十權益，而和記黃埔有限公司亦為本公司主要股東長江基建集團有限公司之控股公司。上述分判工程之協議安排已於二零零一年四月二日之報紙通告上向股東披露，現根據上市規則第十四條二十五節(一)披露有關詳情。

(三) 本公司獲香港聯合交易所有限公司(「聯交所」)有條件的豁免，不需就以下所列協議，按上市規則第十四章所要求在報章上公佈。

港燈與和記黃埔有限公司之附屬公司A.S. Watson Group (HK) Limited ("Watson")訂立兩份協議及若干變更協議。根據一九九九年一月七日訂立的協議及二零零一年二月九日訂立的變更協議，Watson同意由一九九九年三月一日至二零零一年十二月三十一日替私人屋邨供應及安裝不同類型的電熱水器。該等熱水器在合約期間的單位價格已在協議及變更協議內確定。而有關款項須於接獲已安裝熱水器的經核證發票後三十天內支付。根據二零零一年一月十八日訂立的協議及分別於二零零一年六月二十九日與二零零一年九月十三日訂立的兩份變更協議，Watson同意於二零零一年替若干公共屋邨的住戶供應及安裝不同類型的電器設備。協議及變更協議內已列明該等電器設備的單位價格。港燈須於安裝完成及收取發票後三十日內支付住戶所付價格與協議及變更協議內列明的單位價格的差額予Watson。根據上述協議，港燈在年內須支付予Watson之款項共約五百萬元。

港燈與長江基建集團有限公司之附屬公司青洲英坭(集團)有限公司(「青洲英坭」)於一九九九年四月十六日訂立協議及分別於二零零零年五月二十二日與二零零一年三月二十四日訂立兩份變更協議。根據該等協議及變更協議，青洲英坭同意由一九九九年五月一日至二零零二年四月三十日向港燈供應石灰石粉。港燈將會不時向青洲英坭訂購石灰石粉，價格按二零零零年五月二十二日訂立的變更協議內列明的單位價格計算。港燈須於收到青洲英坭之發票後三十日內支付有關款項。港燈在年內的購買額共約六百萬元。

根據聯交所訂明之其中一項條件，本公司獨立非執行董事已審閱截至二零零一年十二月三十一日止年度內根據上述協議所進行之交易(「交易」)，並確認：

(甲) 本集團乃在日常及一般業務中進行該等交易；

(乙) 該等交易乃按照一般商業條款訂立，且對於本公司股東而言，均符合公平而合理的條件；及

(丙) 該等交易乃按協議規定之條款進行。

購買股份或債券之安排

本公司或其任何附屬公司於本年度內，概未參與任何部署使本公司董事可藉購買本公司或其他法人團體之股份或債券而獲利(二零零零年：無)。

最佳應用守則

除各非執行董事無固定任期並根據本公司組織章程細則輪值告退外，本公司在截至二零零一年十二月三十一日止年度內全年均遵守香港聯合交易所有限公司證券上市規則附錄十四之最佳應用守則的規定。

審計委員會

董事局按最佳應用守則已於一九九九年一月一日成立審計委員會，負責檢討及監管公司的財政報告及內部監控制度。審計委員會由三名獨立非執行董事所組成，並於年內舉行了三次會議。

董事權益

按照證券(公開權益)條例第二十九條而存放之登記冊所記錄，本公司各董事於二零零一年十二月三十一日持有本公司及其相聯公司之股份權益如下：

	持有本公司每股一元股份數目				
董事姓名	個人	家族	公司	其他	總數
李澤鉅先生	–	–	–	829,599,612 *(附註一及二)*	829,599,612
夏佳理先生	–	–	2,011	–	2,011
李蘭意先生	739	–	–	–	739

附註：

(一) 該等股份由長江基建集團有限公司(「長江基建」)之附屬公司所持有。和記黃埔有限公司(「和黃」)持有長江基建三分一以上之發行股本，而長江實業(集團)有限公司(「長實」)若干附屬公司持有和黃三分一以上之已發行股本。Li Ka-Shing Unity Trustee Company Limited 及其控制的公司以 The Li Ka-Shing Unity Trust (「LKS Unity Trust」)信託人身份持有長實三分一以上之已發行股本。LKS Unity Trust 所有現已發行之信託單位由Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份及另一全權信託之信託人持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子和兩名女兒，及李澤楷先生。李澤鉅先生為本公司董事，由於作為該等全權信託之可能受益人身份而被視作持有上述股份，亦被視作持有長江基建之附屬公司所持有的本公司股份。

(二) 李澤鉅先生按附註(一)所述被視作持有該等股份，又身為本公司董事，故亦根據證券(公開權益)條例被視作持有本公司附屬及聯營公司之股份權益。

除於此公開者外，於二零零一年十二月三十一日，並無任何一位董事持有本公司或其任何相聯公司之股份權益或債務證券。

主要股東權益

除上述公開之董事權益外，於二零零一年十二月三十一日，根據證券(公開權益)條例第十六(一)條而存放之登記冊之記錄及本公司所收到之資料，以下為持有本公司已發行股本百分之十或以上股份權益之公司或人士：

(一) Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身份、長江實業(集團)有限公司、和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings有限公司、長江基建集團有限公司及其附屬公司Hyford有限公司各根據證券(公開權益)條例，均被視作持有上述董事權益附註(一)所指之829,599,612股本公司股份。

(二) Li Ka-Shing Unity Holdings Limited透過持有The Li Ka-Shing Unity Trust和The Li Ka-Shing Unity Discretionary Trust信託人三分一以上已發行股本根據證券(公開權益)條例被視作持有上述相同之829,599,612股。

(三) 李嘉誠先生透過持有Li Ka-Shing Unity Holdings Limited三分一以上已發行股本根據證券(公開權益)條例被視作持有上述相同之829,599,612股。

(四) Hyford有限公司之附屬公司Monitor Equities S.A.及Univest Equity S.A.根據證券(公開權益)條例被視作分別持有287,211,674股及279,011,102股，而該等股份已包括在上述之829,599,612股內。

董事在競爭業務之權益

本公司董事，麥理思先生、霍建寧先生、曹棨森先生、李澤鉅先生、甘慶林先生，陸法蘭先生及周胡慕芳女士（「有關董事」）亦為長江基建集團有限公司（「長江基建」）之董事。長江基建主要在香港、中國大陸及亞太區其他國家從事基建項目的投資和營運。此等業務有可能與本集團其中一項業務，投資海外發電及輸配設施（「海外業務」），構成競爭。

董事局認為本集團能獨立及基於本身利益來經營海外業務。本公司共有十四名董事，除有關董事外，董事局尚有其餘完全獨立於長江基建的兩名執行董事，一名非執行董事及四名獨立非執行董事。當就海外業務進行決策，有關董事在履行作為本公司董事之責任時，將如以往一樣，繼續以本集團及其所有股東之最佳商業利益為依歸。

附屬公司

各附屬公司之名稱、業務所在之主要地方及已發行股本之細節，已詳列於本年報第五十八頁之附錄二內。

五年業績概要

本集團之五年業績概要刊載於本年報第六十二頁內。

核數師

在即將舉行之股東週年大會將提出一項重新委聘畢馬威會計師事務所為本公司核數師之決議案。本公司在過去三年內任何一年，並無更改核數師。

承董事局命

主席

麥理思

香港，二零零二年三月七日

董事及管理階層

麥理思 *主席*

六十六歲，一九八五年獲委任為董事。麥先生為長江實業（集團）有限公司（「長實」）副主席，和記黃埔有限公司（「和黃」）執行董事及長江基建集團有限公司（「長江基建」）副主席。麥先生持有經濟碩士學位。

霍建寧 *副主席*

五十歲，一九八五年獲委任為董事。霍先生為和黃集團董事總經理、Hutchison Telecommunications (Australia) Limited及Partner Communications Company Ltd.主席以及和黃港陸有限公司及赫斯基能源公司（「赫斯基能源」）聯席主席。霍先生亦為長江基建副主席及長實董事。霍先生持有文學學士學位，並為澳洲特許會計師協會會員。

曹棨森 *集團董事總經理*

七十歲，一九八五年獲委任為董事而於一九九七年獲委任為集團董事總經理。於一九六六年至一九八一年間，曹先生曾任職於香港電燈有限公司為工程建設科總工程師及協聯工程有限公司執行董事。曹先生亦為長江基建執行董事。曹先生在物業發展及電力生產方面擁有廣泛經驗。曹先生持有工程理學士學位，並為特許工程師。

*** 夏佳理**

六十三歲，一九九七年獲委任為董事。夏先生為執業律師。夏先生於一九八八年至二零零零年期間服務立法會，並曾任職於多個政府委員會及諮詢組織。夏先生亦為香港多間上市公司董事。

周胡慕芳

四十八歲，一九九六年獲委任為董事。胡女士為和黃集團副董事總經理及長江基建與和黃港陸有限公司執行董事。胡女士亦為TOM.COM LIMITED及Partner Communications Company Ltd.之董事。胡女士為英國及香港最高法院之執業律師，並持有商業管理學士學位。

甄達安 *集團財務董事*

四十三歲，一九九九年獲委任為董事。甄先生曾任和記地產集團財務董事。甄先生持有文學院碩士學位及商業管理碩士學位，並為蘇格蘭特許會計師協會會員。

甘慶林

五十五歲，一九九三年獲委任為董事。甘先生為和黃執行董事，長實副董事總經理及長江基建集團董事總經理。甘先生持有工程理學士學位及商業管理碩士學位。

*** Holger Kluge**

六十歲，一九九九年獲委任為董事。Mr. Kluge曾任加拿大帝國商業銀行私人及商業銀行總裁，該銀行為北美洲最大金融服務機構之一。Mr. Kluge亦為724 Solutions Inc.、赫斯基能源、Hutchison Telecommunications (Australia) Limited、Fincentric Inc.及TOM.COM LIMITED之董事。Mr. Kluge持有商業學士學位及工商管理碩士學位。

李蘭意 *董事兼工程總經理*

六十一歲，一九九七年獲委任為董事。李先生於過去三十多年在本集團曾任不同職位，現時主要職務為負責發電(包括電廠之興建與營運)、輸電與配電，系統之策劃及發展。李先生為特許工程師，並為香港及英國電機工程師學會資深會士。

李澤鉅

三十七歲，一九九四年獲委任為董事。李先生為長實董事總經理及副主席、長江基建主席及和黃副主席，並為香港上海匯豐銀行有限公司董事。李先生為中國全國政協委員，香港特別行政區政府策略發展委員會成員及營商諮詢小組成員。李先生持有土木工程理學士學位及結構工程碩士學位。

*** 佘頌平**

六十八歲，一九八五年獲委任為董事。佘先生為英國及香港最高法院之執業律師。

陸法蘭

五十歲，一九九八年獲委任為董事。陸先生為TOM.COM LIMITED主席，和黃集團財務董事及長江基建執行董事。陸先生亦為長實、Partner Communications Company Ltd.、Hutchison Telecommunications (Australia) Limited及赫斯基能源之董事。陸先生持有文學碩士學位及民事法學士學位，並為加拿大魁北克省及安大略省律師公會會員。

*** 黃頌顯**

六十八歲，一九八五年獲委任為董事。黃先生為和黃及東亞銀行有限公司董事。

余立仁

六十三歲，一九六七年加入本集團，一九八二年獲委任為董事，並於一九八七年至一九九六年期間擔任董事總經理。余先生為香港及英國電機工程師學會資深會士及特許工程師。

* *獨立非執行董事*

核數師報告書

致 Hongkong Electric Holdings Limited 香港電燈集團有限公司各股東

（於香港註冊成立的有限公司）

本核數師已審核刊於第二十七頁至第五十九頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何重大背離現行會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷，所釐定的會計政策是否適合貴公司及貴集團的具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存在重大的錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的賬項均真實與公平地反映貴公司及貴集團於二零零一年十二月三十一日的財政狀況及貴集團截至該日止年度的溢利和現金流量，並已按照香港《公司條例》適當編製。

畢馬威會計師事務所

執業會計師

香港，二零零二年三月七日

綜合損益表

截至二零零一年十二月三十一日止年度

	附註	2001 港幣百萬元計	2000 港幣百萬元計 重報
營業額	二	**10,867**	10,643
直接成本		**(3,663)**	(3,528)
		7,204	7,115
其他收入及收益淨額	三	**663**	710
其他營運成本		**(457)**	(454)
其他投資減值準備		**–**	(84)
財務成本		**(695)**	(939)
經營溢利	五	**6,715**	6,348
所佔聯營公司之損益		**472**	(2)
除稅前溢利		**7,187**	6,346
稅項	八	**(776)**	(637)
除稅後溢利		**6,411**	5,709
管制計劃調撥	九		
撥自／(入)：			
發展基金		**111**	(160)
減費儲備		**(15)**	(14)
		96	(174)
股東應得溢利			
香港業務		**5,889**	5,488
海外業務		**618**	47
總數		**6,507**	5,535
股息：	十		
已付中期股息		**1,195**	1,153
擬派末期股息		**2,284**	2,080
		3,479	3,233
每股溢利	十一	**$3.05**	$2.62

載於第三十一頁至第五十九頁之賬項附註為本賬項之一部份。

資產負債表

於二零零一年十二月三一一日

	附註	集團 2001 港幣百萬元計	集團 2000 港幣百萬元計 重報	公司 2001 港幣百萬元計	公司 2000 港幣百萬元計 重報
資產					
非流動資產					
固定資產					
— 物業、機器及設備		**39,360**	36,423	**–**	–
— 在建造中資產		**4,595**	5,169	**–**	–
	十二	**43,955**	41,592	**–**	–
附屬公司權益	十三	**–**	–	**25,948**	23,580
聯營公司權益	十四	**4,836**	6,326	**–**	–
證券投資	十五	**393**	891	**–**	–
		49,184	48,809	**25,948**	23,580
流動資產					
存貨	十六	**440**	402	**–**	–
應收營業及其他賬項	十七	**686**	664	**4**	10
燃料價條款賬	十八	**1,216**	981	**–**	–
銀行結存及其他流動資金		**580**	794	**574**	782
		2,922	2,841	**578**	792
流動負債					
應付營業及其他賬項	十九	**(1,980)**	(1,636)	**(51)**	(42)
銀行透支－無抵押		**(7)**	(55)	**–**	–
銀行貸款流動部份及其他貸款	二十	**(731)**	(3,976)	**–**	–
税項		**(792)**	(209)	**–**	–
		(3,510)	(5,876)	**(51)**	(42)
流動(負債)／資產淨額		**(588)**	(3,035)	**527**	750
總資產減流動負債		**48,596**	45,774	**26,475**	24,330
非流動負債					
計息貸款	二十	**(12,205)**	(12,382)	**–**	–
遞延應付賬項	廿一	**(1,184)**	(1,362)	**–**	–
客戶按金		**(1,302)**	(1,242)	**–**	–
		(14,691)	(14,986)	**–**	–
減費儲備	九	**(9)**	(14)	**–**	–
發展基金	九	**(138)**	(249)	**–**	–
資產淨值		**33,758**	30,525	**26,475**	24,330
資本及儲備					
股本	廿二	**2,134**	2,134	**2,134**	2,134
儲備	廿三	**31,624**	28,391	**24,341**	22,196
		33,758	30,525	**26,475**	24,330

經董事局於二零零二年三月七日批准

主席
麥理思

集團董事總經理
曹榮森

載於第三十一頁至第五十九頁之賬項附註為本賬項之一部份。

綜合現金流量表

截至二零零一年十二月三十一日止年度

	附註	2001 港幣百萬元計	2000 港幣百萬元計
來自業務活動之淨現金流入	廿四(甲)	**8,197**	7,562
投資收益及融資費用			
利息支出		**(1,141)**	(1,219)
利息收入		**534**	436
由減費儲備退還之折扣		**(20)**	(21)
來自聯營公司之股息收入		**6**	12
來自證券投資之股息收入		**121**	–
支付股息		**(3,275)**	(3,133)
來自投資收益及融資費用之淨現金流出		**(3,775)**	(3,925)
稅項			
繳付香港利得稅		**(144)**	(655)
投資活動			
購置固定資產及資本存貨		**(3,349)**	(3,424)
出售固定資產收益及按金		**35**	23
出售上市證券之收入		**463**	–
證券投資		**–**	(779)
於聯營公司的投資		**(26)**	(2)
予聯營公司的新增貸款		**(1,649)**	(11,578)
聯營公司償還貸款		**3,422**	5,409
來自投資活動之淨現金流出		**(1,104)**	(10,351)
融資前之淨現金流入／(流出)		**3,174**	(7,369)
融資			
發行新股		**–**	1,156
新增銀行貸款及其他貸款		**2,666**	13,177
償還銀行貸款及其他貸款		**(5,891)**	(6,954)
新增遞延應付賬項		**35**	–
償還遞延應付賬項		**(210)**	(509)
新增客戶按金		**240**	244
償還客戶按金		**(180)**	(171)
來自融資之淨現金(流出)／流入	廿四(乙)	**(3,340)**	6,943
現金及現金等值項目之減少		**(166)**	(426)
年初之現金及現金等值項目		**739**	1,165
年底之現金及現金等值項目		**573**	739
現金及現金等值結存分析			
銀行結存及其他流動資金		**580**	794
銀行透支—無抵押		**(7)**	(55)
		573	739

載於第三十一頁至第五十九頁之賬項附註為本賬項之一部份。

綜合已確認損益報表

截至二零零一年十二月三十一日止年度

	2001 **港幣百萬元計**	2000 港幣百萬元計
換算下列各項的匯兌差額：		
— 海外附屬公司	**(6)**	–
— 海外聯營公司	**7**	–
未確認在損益賬的淨收益	**1**	–
本年度溢利	**6,507**	5,535
已確認損益總額	**6,508**	5,535

載於第三十一頁至第五十九頁之賬項附註為本賬項之一部份。

賬項附註

（以港幣顯示）

一. 主要會計政策

（甲）符合會計準則

本賬項乃按照香港會計師公會頒佈所有適用的會計實務準則及詮釋、香港公認會計原則以及香港《公司條例》有關規定編製。本賬項亦已符合香港聯合交易所有限公司《證券上市規則》之適用的披露規定。本集團所採納之主要會計政策概要臚列如下。

（乙）賬項編製的基準

本賬項的結算基準乃根據歷史成本法編製。

（丙）賬項合併標準

集團賬項包括香港電燈集團有限公司及其所有附屬公司，計至每年十二月三十一日止之賬項，並包括本集團在該年所佔之業績，及本集團所應佔聯營公司在收購後之業績。

（丁）附屬公司

根據香港《公司條例》，附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事局組成的公司。集團內部間之結餘和交易，及從內部交易中產生的未實現利潤，均在編製本綜合賬項時全部抵銷。而從內部交易中產生的未實現虧損，假如未有憑證顯示其出現減值，亦以抵銷未實現利潤的同一方式抵銷。本公司之資產負債表內，投資於附屬公司之金額是按成本減去減值虧損（參閱附註一（癸））。

（戊）聯營公司

聯營公司乃指一家本集團在該公司管理方面包括參與財務及經營決策，可行使重大影響力，而非控制或聯合控制。

集團綜合損益表包括集團所佔聯營公司於收購後每年結算至十二月三十一日止之年度業績，及其於年度內根據附註一（己）對任何正或負商譽作出攤銷之開支或收入。而在綜合資產負債表內，投資於聯營公司之金額，根據權益法最初按成本入賬，其後集團所佔聯營公司之資產淨值在收購後的變動作出調整。

本集團與聯營公司之間交易所產生的未實現損益，均按本集團於聯營公司所佔的權益比率抵銷。假如未實現虧損顯示已轉讓資產出現耗蝕，則這些未實現虧損會即時在損益表內確認。

（己）商譽

在賬項合併所產生之正商譽，即收購成本超過本集團應佔所收購可辨認資產及負債之公平價值的餘額。就附屬公司：

- 在二零零一年一月一日前之收購，其正商譽均於儲備內抵銷及減去減值虧損（參閱附註一（癸））；及
- 在二零零一年一月一日或以後之收購，其正商譽均於綜合損益表內以直線法按其估計可使用年限攤銷。正商譽是以成本減去累積攤銷及減值虧損（參閱附註一（癸））記入綜合資產負債表。

就聯營公司之收購，其正商譽均於綜合損益表內以直線法按其估計可使用年限攤銷。聯營公司權益之賬面值內包括正商譽成本減去累積攤銷及減值虧損(參閱附註一(癸))。

年內出售附屬公司或聯營公司時，任何早前未曾在綜合損益表內攤銷或早前作為本集團儲備變動處理的購入商譽，均計入出售所產生的溢利或虧損內。

(庚) 證券投資

(i) 持續持有作同一長期用途的投資是歸類為「投資證券」。投資證券是以成本減任何減值準備記入資產負債表。除非有證據證明減值是臨時性，否則，減值準備是在公平價值跌至低過於賬面金額時提撥，並在損益賬內確認為支出。這些準備是就各項投資個別釐定。

(ii) 投資證券的賬面值準備撥回是在引致減值或銷記的情況及事項不再存在，並有具説服力的憑證顯示新的情況及事項將會在可預見將來持續下去。

(iii) 所有其他證券均以公平價值記入資產負債表。公平價值的變動在產生時在損益賬內確認。

(iv) 出售證券投資的溢利或虧損是按估計出售收入淨額與投資賬面金額之間的差額釐定，並在產生時記入損益賬。

(辛) 收益的確認

(i) **管制計劃的收益條例**

香港電燈有限公司(「港燈」)之收益受香港特別行政區政府的管制計劃所監管，管制計劃給予港燈之准許收益水平，主要根據港燈之資本投資於發電、輸電及配電資產之回報(「准許利潤」)。港燈須呈交詳盡的財政計劃予政府批核，財政計劃推算港燈在計劃期內之准許利潤的決定性的要素。

由一九九九年至二零零四年之現行財政計劃已獲政府批准。根據管制計劃內之條件，在計劃期間內，除非在每年與政府進行的檢討過程中，確定需要增加收費的比率遠超過財政計劃所載的比率時須獲政府批准，其他則無須再經政府批准。

(ii) **燃料價條款賬**

按照管制計劃，燃料標準成本與實際燃料價格之間的差額貸(或借)入燃料價條款賬內(「燃料價條款轉賬」)。

燃料價條款回扣(或附加費)，經減低(或增加)基本電費率，得出用戶應付的淨電費率退還(或收取)用戶。該回扣(或附加費)會借(或貸)入燃料價條款賬內。

在每年財政年度之燃料價條款賬之年末結餘，乃代表年內之燃料價條款回扣(或附加費)與燃料價條款轉賬之差額連同以前年度之結餘。在該財政計劃剩餘期間內，所有借方餘額轉入為遞延應收款項，將會由燃料價條款轉賬或燃料價條款附加費收回，及所有貸方餘額轉入為遞延應付款項，將會由燃料價條款轉賬或燃料價條款回扣清償。

(iii) **收益的確認**

確認的收益乃根據該年度內各電錶所錄得之售電量以基本電費率計算。在該財政計劃內，每個財政年度的基本電費率是與政府協議的電力收費單位作為港燈賺取准許利潤。

在該財政計劃內，某個財政年度的燃料價條款回扣額多於燃料價條款轉賬，是用以均衡增加用戶繳付的淨電費。根據已獲通過之財政計劃，均衡電費的影響只是減少某年用戶應付的淨電費，而增加用戶在其他年間的淨電費。但按財政計劃推算，電費均衡化沒有影響港燈在計劃期間內的總收益，及燃料價條款賬(參閱附註一(辛)(ii))有關結餘預期可在該財政計劃期末收回。因此，在計算收益時，燃料價條款賬之借方餘額在資產負債表內視為遞延應收款項，及沒有在每年的損益賬內確認。

(壬) 固定資產及折舊

(i) 固定資產是以成本減去累積折舊(參閱附註一(壬)(iv)及減值虧損(參閱附註一(癸))記入資產負債表。

(ii) 如果現有固定資產的期後開支可以令該項資產為企業帶來較原先估計更多的經濟效益，則現有固定資產的期後開支便會計入該項資產的賬面值。所有其他期後支出則在產生期間確認為開支。

(iii) 報廢或出售固定資產所產生的損益以估計出售所得淨額與資產的賬面值之間的差額釐定，並於報廢或出售當日在損益賬內確認。

(iv) 折舊準備乃用直線法按照固定資產如下列之預計使用年限計算：

	年
有租約土地	租約剩餘年期
電纜隧道	100
煤灰湖	50
樓宇、發電廠及機械、輸電及配電設備	35
電纜及燃氣輪機	30
電錶、微波及光纖設備、幹線網絡	15
傢俬、固定裝置、雜項機械及設備	10
工場工具及辦公室設備	5
電腦	5至10
車輛及船舶	5至6

(癸) 資產減值

在每個資產負債表日，審閱所有內外資料，從而辨認出下列資產會否出現減值跡象或早前確認的減值虧損不再存在或經已遞減：

- 物業、機器及設備
- 附屬及聯營公司之投資
- 正商譽(不論是否最初已記入儲備或已確認為一項資產)

假如出現這跡象，資產之可收回金額便要估值。當資產的賬面金額超過其可收回金額，減值虧損便要確認。

(i) **可收回金額之計算**

資產之可收回金額是指資產售價淨額或使用價值，以兩者中之較大者計算。在評估使用價值時，估計未來現金流量會以稅前貼現率貼現至現值，這可反映出現行市場評估該資產的貨幣時間價值及風險。假如一些資產不能獨立於其他資產而產生出現金流量，可收回金額則以能獨立地產生現金流入的小組資產釐定(即產生現金單位)。

(ii) **減值虧損之逆轉**

假如釐定資產可收回金額的估計改變，減值虧損便會逆轉，商譽則除外。關於商譽的減值虧損逆轉，只限於這虧損是由一特定外來而又特殊的事項所引起的，而該事項預期不會經常發生，以及增加之可收回金額清楚地與逆轉這特定事項之效應有關的。

減值虧損逆轉應不超過假如在以前年度沒有確認的減值虧損而原應釐定的資產賬面金額。減值虧損逆轉是在確認逆轉年度記入損益賬內。

(子) 退休計劃成本

退休計劃之供款乃根據獨立精算師之定期估值，及按照計劃成員的服務年期撥供款項。提供此等福利之成本，當產生時隨即計入損益賬內。

根據香港強制性公積金計劃條例所規定之強制性公積金供款，當產生時即計入損益賬內。

(丑) 存貨及進行中之工程

煤與物料及燃油以加權平均原值計算。

原值乃包括所有購置、加工及使此等存貨保持於目前之狀態及地點所產生之一切成本。存貨成本確認為開支包括所有撇銷及虧損。

在進行中之工程，賬面上表達之數，乃原值加上相應利潤再扣除工程付款。

(寅) 外幣兌換

外幣結存，乃按照資產負債表日期市場匯兌率折算為港幣處理。

年中各項外幣交易，乃按照交易日實際匯兌率或供應商合約所定或用對沖買賣遠期外匯合約之匯兌率兌換為港幣入賬。

牽涉各項在建造中固定資產交易而產生之外幣兌換盈餘及虧損，如在資產啟用日期前產生，均已撥入該固定資產賬內。所有其他兌換差額，已於損益賬內處理。

海外附屬公司及聯營公司的業績按年度的平均匯率換算為港元；資產負債表項目按結算日的匯率重新換算。匯兌差額作為儲備變動處理。

(卯) 遞延稅項

遞延稅項乃就收益及支出的會計與稅務處理方法之間，由所有重大時差產生而相當可能於可見未來實現的稅項影響，以負債法計算準備。未來的遞延稅項利益只會在合理保證可實現時才會確認。

(辰) 借貸成本

除直接用作收購、建設或生產而需要相當長時間才可以投入原定用途或銷售的資產的借貸成本予以資本化外，借貸成本均在產生的期間在損益賬列支。

屬於合資格資產成本一部分的借貸成本在資產產生開支、借貸成本產生及使資產投入原定用途或銷售所必須的準備工作進行期間開始資本化。在使資產投入原定用途或銷售所必須的絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

(巳) 有關連人士

有關連人士指本集團能夠直接或間接控制另一方或對另一方的財政及經營決策上施行重大影響力的個別人士及公司，或另一方能夠直接或間接控制本集團或對本集團的財政及經營決策上施行重大影響力的個別人士及公司，或本集團與另一方人士均受共同控制或共同重大影響下的個別人士及公司。有關連人士可能是個人或其他團體。

(午) 撥備及或有債務

當集團因過往事項所產生之法律或推定責任，可能需要有經濟效益流出來清償該責任，並能夠可靠地計算出金額時，須為不確定時間或金額之債務作出撥備。假如貨幣時間價值特別重要時，用來清償該責任之預期費用則以現值入賬。

假如不一定需要有經濟效益流出，或未能夠可靠地計算出金額，該債務則會作為或有債務披露，除有經濟效益流出的機會甚微外。由一個或多個未來事項的發生或不會發生證實可能存在之債務，亦需要作為或有債務披露，除有經濟效益流出的機會甚微外。

(未) 分部報告

分部指本集團內一個可區別的部份用以提供商品或服務(業務分部),或是在一特別經濟環境(地區分部)下提供商品或服務,其所承受的風險與回報與其他分部截然不同。

本集團根據內部財務報告,採納了業務分部為首要報告形式而地區分部則作為次要報告形式。

二. 營業額

本集團之主要業務為發電及電力供應。

集團之營業額分析如下列:

	2001 **百萬元計**	2000 百萬元計
電力銷售	**10,911**	10,543
電力銷售之特別補貼	**(155)**	–
電力銷售之優惠折扣	**(2)**	–
電力有關收入	**37**	21
技術服務收入	**76**	79
	10,867	10,643

三. 其他收入及收益淨額

	2001 **百萬元計**	2000 百萬元計
其他收入		
利息收入	**555**	566
上市證券的股息收入	**9**	112
其他收入	**22**	32
	586	710
其他收益淨額		
變賣上市證券已實現收益淨額	**77**	–
	663	710

四. 分部資料

(甲) 業務分部

本集團主要業務分部為受管制計劃協議所規管之電力銷售及基建投資。本集團的業務分部之財務資料載於第五十六頁附錄一。

(乙) 地區分部

本集團透過其附屬及聯營公司於兩個主要地區經營 — 香港及澳洲。本集團的業務營運之財務資料按地區載於第五十七頁附錄一。

五. 經營溢利

	2001 **百萬元計**	2000 百萬元計
經營溢利已扣除下列項目:		
財務成本		
銀行透支、貸款及五年內償還之其他貸款利息	**859**	912
其他貸款利息	**130**	349
減去:轉作固定資產之利息	**(287)**	(314)
轉作燃料成本之利息	**(7)**	(8)
	695	939
折舊	**1,567**	1,443
存貨成本	**946**	848
員工成本	**570**	587
變賣固定資產虧損	**23**	29
核數師酬金	**3**	2
已計入下列項目:		
變賣上市證券已實現收益淨額	**77**	–

利息開支按年息百分之二點一一至百分之七點九一撥作在建造中資產的資本支出(二零零零年為百分之四點一六至百分之八)。

股東應得溢利包括五十四億二千萬元(二零零零年為五十一億七千九百萬元)已計入本公司之賬項內。

六. 退休計劃及成本

本公司及其主要附屬公司設立兩種退休計劃，為集團內大部份所有長期僱員提供充分保障。此等計劃是以信託方式成立及已根據職業退休計劃條例註冊。這些計劃乃屬於界定福利計劃，其退休福利乃按照僱員的最後一期薪酬及服務年資計算。

至二零零一年十二月三十一日止計入損益賬之退休計劃成本為一億五千一百萬元（二零零零年為一億五千一百萬元）。所有付予各項計劃受託人之供款，當供款產生時，隨即計入損益賬內。

退休計劃的供款政策，乃根據華信惠悅顧問有限公司內的獨立專業精算師之定期估值，僱主的供款政策乃持續性按照精算師之建議撥供款項，而僱員的供款（如適用）固定於僱員基本工資的百分之五比率作供款。

被委任之精算師代表S. Bronzwaer女士（美利堅合眾國精算師學會會士）和黃偉雄先生（美利堅合眾國精算師學會會士及加拿大精算師學會會士），已於二零零零年一月一日為兩種計劃進行估值，該日之估值顯示有關計劃之資產價值，足夠支付在該日之各計劃終止總負債。

精算師所採納之估值方法為「已達年齡法」，假設長期之投資報酬率為每年百分之九，及薪金通貨膨脹率為每年百分之七。

由本公司管理之退休計劃，於估值日之計劃之資產市值為三十億九百三十萬元，相等於應計精算負債的百分之一百三十五。

自二零零零年十二月實施的強制性公積金計劃起，所有新入職的員工將會參加強制性公積金計劃以代替現行退休計劃。

七. 董事酬金及高層管理人員報酬

(甲) 董事酬金

	2001 百萬元計	2000 百萬元計
董事袍金	**0.75**	0.79
薪金及其他津貼	**25.06**	23.32
退休計劃供款	**0.55**	1.20
花紅	**1.10**	1.25
	27.46	26.56

董事酬金在以下區域之內:

	2001 人數	2000 人數
0港元 至 1,000,000港元	**11**	13
5,500,001港元 至 6,000,000港元	**–**	1
6,000,001港元 至 6,500,000港元	**1**	–
6,500,001港元 至 7,000,000港元	**1**	1
11,500,001港元 至 12,000,000港元	**1**	–
12,000,001港元 至 12,500,000港元	**–**	1

(乙) 高層管理人員報酬

集團個人最高薪酬之前五名(二零零零年為五名)包括三名董事(二零零零年為三名),其總薪酬如上列,構成五名的其餘兩名(二零零零年為兩名),其總薪酬則如下列:

	2001 百萬元計	2000 百萬元計
薪金及其他津貼	**9.48**	9.52
退休計劃供款	**1.31**	1.10
花紅	**–**	0.20
	10.79	10.82

其餘兩位(二零零零年為兩位)高層管理人員報酬在以下區域之內:

	2001 人數	2000 人數
4,500,001港元 至 5,000,000港元	**1**	1
5,500,001港元 至 6,000,000港元	**1**	1

八. 稅項

(甲) 綜合損益表之稅項

	2001 百萬元計	2000 百萬元計
本公司及其附屬公司 — 香港	**727**	637
聯營公司 — 海外	**49**	–
	776	637

香港利得稅準備乃按照本年度的估計應課稅溢利以稅率16%(二零零零年為16%)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

(乙) 遞延稅項

未撥出之遞延稅項準備按現行稅率16%(二零零零年為16%)計算,約為四十三億二千五百萬元(二零零零年為三十八億八千六百萬元),主要來自固定資產之會計與稅務折舊時差。此數目並未計算入賬項內,因在可預見之將來不會形成稅務負擔。

九. 管制計劃調撥

香港電燈有限公司(「港燈」)即本公司之一全資附屬公司,其財務活動乃由該公司與香港政府共同訂立之管制計劃協議所管制。該管制計劃給予港燈可賺取准許利潤(參閱附註一(辛)(i))。按管制計劃計算,准許利潤與管制計劃收入淨額之差額,將由港燈之損益賬內撥往發展基金或自該基金撥回損益賬。此外,再按照發展基金平均結存百分之八,由港燈之損益賬撥往減費儲備。該減費儲備將於日後退還用戶。發展基金及減費儲備之變動如下:

(甲) 發展基金

	2001 百萬元計	2000 百萬元計
1月1日	**249**	89
撥(入)/自損益賬	**(111)**	160
12月31日	**138**	249

(乙) 減費儲備

	2001 百萬元計	2000 百萬元計
1月1日	**14**	21
撥自損益賬	**15**	14
退還用戶	**(20)**	(21)
12月31日	**9**	14

十. 股息

(甲) 屬於本年度之股息

	2001 百萬元計	2000 百萬元計
已宣告並派發之中期股息每股五角六分 (二零零零年為五角四分)	**1,195**	1,153
在資產負債表日後擬派末期股息每股一元零七分 (二零零零年為九角七點五分)	**2,284**	2,080
	3,479	3,233

擬派股息以2,134,261,654股(二零零零年為2,134,261,654股)計算，該股數乃年終時發行股本之總數。在資產負債表日後的擬派末期股息並未於資產負債表結算日被確認為一項負債。

(乙) 屬於上個財政年度之股息於本年度內核準及派發

	2001 百萬元計	2000 百萬元計
屬於上個財政年度之末期股息每股九角七點五分 (二零零零年為九角五分)於本年度內核準並派發	**2,080**	1,980

十一. 每股溢利

每股溢利之計算基準為股東應得溢利六十五億零七百萬元(二零零零年為五十五億三千五百萬元)，除以本年度已發行股份2,134,261,654股(二零零零年為加權平均數2,112,390,455股)計算。

於二零零一年及二零零零年十二月三十一日止年度，並無潛在攤薄盈利的普通股。

十二. 固定資產

百萬元計	租約土地	樓房	廠房、機器及設備	在建造中資產	總數
原價					
2001年1月1日	2,370	8,493	38,713	5,169	54,745
添置	–	2	277	3,855	4,134
轉變類別	630	1,635	2,164	(4,429)	–
變賣	(6)	(3)	(209)	–	(218)
2001年12月31日	2,994	10,127	40,945	4,595	58,661
折舊					
2001年1月1日	155	1,972	11,026	–	13,153
變賣項目撤回	–	(2)	(141)	–	(143)
本年度撥入	51	247	1,398	–	1,696
2001年12月31日	206	2,217	12,283	–	14,706
賬面淨值					
2001年12月31日	2,788	7,910	28,662	4,595	43,955
2000年12月31日	2,215	6,521	27,687	5,169	41,592

以上之固定資產主要與電力有關，本年度該等資產之信貸成本資本化達二億八千七百萬元(二零零零年為三億一千四百萬元)。

在二零零一年十二月三十一日之集團租約土地皆位於香港，並包括九千五百萬元(二零零零年為一億零四百萬元)之長期租約土地及二十六億九千三百萬元(二零零零年為二十一億一千一百萬元)之中期租約土地。

在二零零一年十二月三十一日集團在建造中資產皆位於香港，並包括五億六千四百萬元之中期租約土地(二零零零年為八億七千二百萬元)。

包括於本年度折舊內，與發展業務有關之折舊一億二千九百萬元(二零零零年為一億零九百萬元)，已根據有關物業、機器及設備之會計實務準則第十七條，將該折舊作資本支出。

十三. 附屬公司權益

	公司	
	2001	2000
	百萬元計	百萬元計
非上市股份，按原價	**2,413**	2,413
信貸股本(參閱下列附註)	**15,924**	14,385
附屬公司欠款	**7,611**	6,782
	25,948	23,580

此乃已付予香港電燈有限公司之信貸股本。此等免息貸款，在一九九四年一月一日起所實施之管制計劃內，是被界定為信貸股本，在未得政府許可前，是不得償還。

主要附屬公司詳情載於第五十八頁附錄二。

十四. 聯營公司權益

	集團	
	2001	2000
	百萬元計	百萬元計
所佔聯營公司淨資產	**466**	16
給聯營公司貸款(參閱下列附註)	**4,195**	6,165
聯營公司欠款	**175**	145
	4,836	6,326

在給聯營公司貸款內，四十一億六千九百萬元為後償貸款(二零零零年為四十四億九千三百萬元)。這些貸款之權益是次要於聯營公司其他貸款人的權益。

主要聯營公司詳情載於第五十九頁附錄三。

十五. 證券投資

	集團	
	2001	2000
	百萬元計	百萬元計
上市股本證券	**393**	779
應收股息	**–**	112
	393	891
上市證券之市值	**450**	–

上市證券中國海洋石油有限公司之股票已於二零零一年二月二十八日在香港聯合交易所有限公司上市。

十六. 存貨

	集團	
	2001	2000
	百萬元計	百萬元計
進行中之工程	**1**	3
煤及燃油	**138**	100
存貨及物料(參閱下列附註)	**301**	299
	440	402

存貨及物料包括資本存貨二億零八百萬元(二零零零年為一億九千九百萬元)購置作將來資本資產維修。存貨及物料四千八百萬元(二零零零年為三千六百萬)已扣除特殊準備以列示其估計可實現淨值。

十七. 應收營業及其他賬項

	集團		公司	
	2001	2000	**2001**	2000
	百萬元計	百萬元計	**百萬元計**	百萬元計
電力需求管理賬(參閱下列附註(甲))	**15**	6	**–**	–
應收賬項(參閱下列附註(乙))	**671**	658	**4**	10
	686	664	**4**	10

(甲) 根據於二零零零年與政府達成之「電力需求管理」協議，多項「電力需求管理」計劃已在進行中。計劃旨在推廣給非家庭用戶，以節約能源及節約最高需求量為目的。「電力需求管理」賬內包含了用於該計劃之成本，及該賬項將會向非家庭用戶收回。「電力需求管理」賬之變動如下：

	集團	
	2001	2000
	百萬元計	百萬元計
1月1日	**6**	–
已支付之計劃成本	**9**	6
12月31日	**15**	6

(乙) 應收賬項賬齡分析如下：

	集團		公司	
	2001	2000	**2001**	2000
	百萬元計	百萬元計	**百萬元計**	百萬元計
少於一個月	**447**	419	**–**	–
一至三個月過期未付	**23**	16	**–**	–
超過三個月但少於十二個月過期未付	**8**	9	**–**	–
總應收賬項(參閱下列附註)	**478**	444	**–**	–
定金、預付款項及其他應收賬項	**193**	214	**4**	10
	671	658	**4**	10

發給家庭、小型工業和商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

十八. 燃料價條款賬

退還用戶之電力銷售折扣每度九點三分(二零零零年為一角五點二分),已於二零零一年一月一日實施。燃料價條款賬之變動如下:

	集團	
	2001 **百萬元計**	2000 百萬元計
1月1日	**981**	262
由損益賬撥入	**(740)**	(801)
本年度退還之折扣	**975**	1,520
12月31日	**1,216**	981

此賬目結存之款項,包括利息在內,已用於穩定電費價目(參閱附註一(辛)),將來亦繼續如此。

十九. 應付營業及其他賬項

	集團		公司	
	2001 **百萬元計**	2000 百萬元計	**2001** **百萬元計**	2000 百萬元計
應付賬項(參閱下列附註)	**1,769**	1,428	**51**	42
遞延應付賬項流動部份(參閱附註廿一)	**211**	208	**–**	–
	1,980	1,636	**51**	42
應付賬項賬齡分析如下:				
一個月內到期	**657**	598	**15**	2
一個月至三個月內到期	**591**	342	**1**	1
三個月至十二個月內到期	**460**	414	**–**	–
	1,708	1,354	**16**	3
其他應付賬項	**61**	74	**35**	39
	1,769	1,428	**51**	42

二十. 非流動計息貸款

	集團	
	2001	2000
	百萬元計	百萬元計
銀行貸款	**9,736**	13,658
流動部份	**(231)**	(3,976)
	9,505	9,682
港元票據(參閱下列附註)	**3,200**	2,700
流動部份	**(500)**	–
	2,700	2,700
總數	**12,205**	12,382

港元票據年息由五厘三至七厘七三(二零零零年為七厘至七厘七三)。港元票據之發行機構詳載於第五十八頁附錄二。

此等貸款之最後還款期延伸至二零零七年及應償還如下:

	銀行貸款		港元票據		總數	
百萬元計	**2001**	2000	**2001**	2000	**2001**	2000
一年內	**231**	3,976	**500**	–	**731**	3,976
一至二年	**220**	495	**1,000**	500	**1,220**	995
二至五年	**9,243**	8,650	**1,200**	1,700	**10,443**	10,350
五年以上	**42**	537	**500**	500	**542**	1,037
	9,736	13,658	**3,200**	2,700	**12,936**	16,358

固定利率或浮動利率之貸款,利率參照香港銀行同業拆息釐定如下:

	2001		2000	
	金額	**利率**	金額	利率
	百萬元計	**年息(%)**	百萬元計	年息(%)
固定利率貸款及以掉換至固定利率之貸款	**9,866**	**3.7 – 7.9**	9,348	5.7 – 8.0
浮動利率貸款及以掉換至浮動利率之貸款	**3,070**		7,010	
	12,936		16,358	

廿一. 遞延應付賬項

	集團	
	2001	2000
	百萬元計	百萬元計
遞延應付賬項	**1,395**	1,570
遞延應付賬項流動部份(參閱附註十九)	**(211)**	(208)
	1,184	1,362
遞延應付賬項應償還如下(參閱下列附註):		
一年內	**211**	208
一至二年	**212**	209
二至五年	**635**	625
五至十年	**337**	528
	1,395	1,570

遞延應付賬項乃無抵押,息率則按照香港銀行同業拆息加息差或固定利率年息約七厘七五至七厘九五(二零零零年為七厘七五至八厘)。最後還款期延伸至二零一一年。

廿二. 股本

		公司	
		2001	2000
	股數	**百萬元計**	百萬元計
法定股本			
每股一元之普通股	3,300,000,000	**3,300**	3,300
實收股本			
1月1日	2,134,261,654	**2,134**	2,085
年內所發行之新股(參閱下列附註)	–	**–**	49
12月31日	2,134,261,654	**2,134**	2,134

於二零零零年六月十二日,本公司增發49,109,563股繳足新股作為代息股份,以支付截至一九九九年十二月三十一日止年度之末期股息,每股作價23.541元。以上之已繳足新股乃根據一項以股代息選擇權建議而發行。

廿三. 儲備

百萬元計	股本溢價	匯兌儲備	集團 收益儲備	擬派股息	總數
2000年1月1日					
一上年度報告	3,369	–	19,533	–	22,902
一擬派末期股息之前期調整					
（參閱附註十（乙）及廿九）	–	–	–	1,980	1,980
一已重報	3,369	–	19,533	1,980	24,882
已核準並派發之上年度末期股息	–	–	–	(1,980)	(1,980)
發行新股以代替現金股息之溢價	1,107	–	–	–	1,107
本年度溢利	–	–	5,535	–	5,535
已付中期股息	–	–	(1,153)	–	(1,153)
擬派末期股息					
（參閱附註十（甲）及廿九）	–	–	(2,080)	2,080	–
2000年12月31日	4,476	–	21,835	2,080	28,391
2001年1月1日					
一上年度報告	**4,476**	**–**	**21,835**	**–**	**26,311**
一擬派末期股息之前期調整					
（參閱附註十（乙）及廿九）	**–**	**–**	**–**	**2,080**	**2,080**
一已重報	**4,476**	**–**	**21,835**	**2,080**	**28,391**
已核準並派發之上年度末期股息	**–**	**–**	**–**	**(2,080)**	**(2,080)**
換算匯兌差額	**–**	**1**	**–**	**–**	**1**
本年度溢利	**–**	**–**	**6,507**	**–**	**6,507**
已付中期股息	**–**	**–**	**(1,195)**	**–**	**(1,195)**
擬派末期股息					
（參閱附註十（甲）及廿九）	**–**	**–**	**(2,284)**	**2,284**	**–**
2001年12月31日	**4,476**	**1**	**24,863**	**2,284**	**31,624**

於二零零一年十二月三十一日，集團收益儲備包括根據一九九四年一月一日實施之新修訂管制計劃協議所計算的一數額相等於管制計劃稅務調整二十四億六千萬元（二零零零年為二十二億零一百萬元），此乃代表折舊費用及折舊津貼之累積差額乘以每年實際稅率得出之數。此等管制計劃稅務調整必須保留於本公司之全資附屬公司香港電燈有限公司內，直至該稅項需要支付為止，所以不可分配。

於二零零一年十二月三十一日，集團收益儲備包括集團應佔聯營公司保留溢利四億三千八百萬元（二零零零年為一千四百萬元）。

廿三. 儲備(續)

百萬元計	公司 股本溢價	 收益儲備	 擬派股息	 總數
2000年1月1日				
一上年度報告	3,369	17,677	–	21,046
一下列各項之前期調整				
一擬派末期股息(參閱附註十(乙)及廿九)	–	–	1,980	1,980
一股息收入(參閱附註廿九)	–	(3,983)	–	(3,983)
一已重報	3,369	13,694	1,980	19,043
已核準並派發之上年度末期股息	–	–	(1,980)	(1,980)
已收之上年度股息收入	–	3,983	–	3,983
發行新股以代替現金股息之溢價	1,107	–	–	1,107
本年度溢利	–	5,256	–	5,256
股息收入之前期調整(參閱附註廿九)	–	(4,060)	–	(4,060)
已付中期股息	–	(1,153)	–	(1,153)
擬派末期股息(參閱附註十(甲)及廿九)	–	(2,080)	2,080	–
2000年12月31日	4,476	15,640	2,080	22,196
2001年1月1日				
一上年度報告	**4,476**	**19,700**	**–**	**24,176**
一下列各項之前期調整				
一擬派末期股息(參閱附註十(乙)及廿九)	**–**	**–**	**2,080**	**2,080**
一股息收入(參閱附註廿九)	**–**	**(4,060)**	**–**	**(4,060)**
一已重報	**4,476**	**15,640**	**2,080**	**22,196**
已核準並派發之上年度末期股息	**–**	**–**	**(2,080)**	**(2,080)**
本年度溢利	**–**	**5,420**	**–**	**5,420**
已付中期股息	**–**	**(1,195)**	**–**	**(1,195)**
擬派末期股息(參閱附註十(甲)及廿九)	**–**	**(2,284)**	**2,284**	**–**
2001年12月31日	**4,476**	**17,581**	**2,284**	**24,341**

所有本公司之收益儲備皆可供分配予股東。

廿四. 綜合現金流量表附註

(甲) 經營溢利與來自業務活動之淨現金流入對賬

	2001 百萬元計	2000 百萬元計
經營溢利	**6,715**	6,348
利息收入	**(555)**	(566)
上市證券的股息收入	**(9)**	(112)
利息支出	**702**	947
折舊	**1,567**	1,443
變賣固定資產虧損	**23**	29
變賣上市證券已實現收益淨額	**(77)**	–
外幣兌換盈餘	**(4)**	(1)
其他投資減值準備	**–**	84
存貨(增加)/減少	**(28)**	50
應收營業及其他賬項減少	**8**	33
應付營業及其他賬項不包括遞延賬項流動部份增加	**90**	26
燃料價條款賬增加	**(235)**	(719)
來自業務活動之淨現金流入	**8,197**	7,562

(乙) 本年度融資變動分析

百萬元計	股本 (包括溢價)	銀行及 其他貸款	遞延 應付賬項	客戶按金	總數
2000年1月1日	5,454	10,135	2,079	1,169	18,837
融資現金流量	1,156	6,223	(509)	73	6,943
2000年12月31日	6,610	16,358	1,570	1,242	25,780
2001年1月1日	**6,610**	**16,358**	**1,570**	**1,242**	**25,780**
融資現金流量	**–**	**(3,225)**	**(175)**	**60**	**(3,340)**
外幣匯率的影響	**–**	**(197)**	**–**	**–**	**(197)**
2001年12月31日	**6,610**	**12,936**	**1,395**	**1,302**	**22,243**

廿五. 有關連人士交易

年內集團有以下主要有關連人士交易：

	集團	
	2001	2000
	百萬元計	百萬元計
購買燃煤(參閱下列附註(甲))	**43**	46
購買電器設備給予私人及公共屋邨(參閱下列附註(乙))	**5**	8
購買石灰石粉(參閱下列附註(乙))	**6**	6
購買資產(參閱下列附註(丙))	**43**	21
已收及未收工程顧問服務費(參閱下列附註(丁))	**(2)**	(4)
利息收入(參閱下列附註(戊))	**(534)**	(501)

(甲) 本公司一全資附屬公司，香港電燈有限公司(「港燈」)於一九八六年二月四日，根據正常之商業條件及一般之業務程序，與道達爾能源(香港)有限公司(「道達爾」)訂立一項協議。該公司百分之五十股權乃由和記黃埔有限公司所擁有。根據該協議港燈以正常之商業條件，同意按照每年議定之價格向道達爾購買燃煤。和記黃埔有限公司乃本公司之主要股東長江基建集團有限公司之控股公司。本年度總數四千三百萬元(二零零零年為四千六百萬元)之燃煤，約佔港燈百分之四點六(二零零零年為百分之六)購煤量，由道達爾所供應。燃煤之價格是按照二零零一年普遍採用之市價釐定。此項協議已於一九八七年五月十六日寄發予股東之通函內予以披露。

於二零零一年十二月三十一日，本公司沒有欠道達爾(二零零零年：無)。

(乙) 港燈與和記黃埔有限公司之附屬公司A.S. Watson Group (HK) Limited ("Watson") 訂立兩份協議及若干變更協議。根據一九九九年一月七日訂立的協議和二零零一年二月九日訂立的變更協議，Watson同意由一九九九年三月一日至二零零一年十二月三十一日替私人屋邨供應及安裝不同類型的電熱水器。該等熱水器在合約期間的單位價格已在協議及變更協議內確定，而有關款項須於接獲已安裝熱水器的經核證發票後三十天內支付。根據二零零一年一月十八日訂立的協議及分別於二零零一年六月二十九日與二零零一年九月十三日訂立的兩份變更協議，Watson同意於二零零一年替若干公共屋邨的住戶供應及安裝不同類型的電器設備。在協議及變更協議內已列明該等電器設備的單位價格。港燈須於安裝完成及收取發票後三十日內支付住戶所付價格與協議及變更協議內列明的單位價格的差額予Watson。根據上述協議，港燈在年內須支付予Watson之款項共五百萬元(二零零零年為八百萬元)。於二零零一年十二月三十一日，本公司欠Watson七十萬元(二零零零年為七十萬元)。

港燈與長江基建集團有限公司之附屬公司青洲英坭(集團)有限公司(「青洲英坭」)於一九九九年四月十六日訂立協議，及分別於二零零零年五月二十二日與二零零一年三月二十四日訂立的兩份變更協議。根據該等協議及變更協議，青洲英坭同意由一九九九年五月一日至二零零二年四月三十日向港燈供應石灰石粉。港燈將會不時向青洲英坭訂購石灰石粉，價格按二零零零年五月二十二日訂立的變更協議內列明的單位價格計算。港燈須於收到青洲英坭之發票後三十日內支付有關款項。年內按此協議所產生之款項共六百萬元(二零零零年為六百萬元)。於二零零一年十二月三十一日，本公司欠青洲英坭三十萬元(二零零零年為三十萬元)。

(丙) 港燈與合致工程服務有限公司(「合致」)訂立三份協議。和記黃埔有限公司持有合致百分之五十權益。

根據二零零零年三月二十八日訂立的協議，合致同意於本集團之南丫島發電廠碼頭擴建部份安裝一組卸煤及輸送系統，以便將本集團用以發電之燃煤由碼頭運送到發電廠，代價為二千五百五十萬元。

根據二零零零年十二月十四日訂立的協議，合致同意於本集團南丫島發電廠之連合循環式機組，提供冷卻水系統之全盤安裝、檢驗、測試及投產，代價約為一千一百萬元。

根據二零零一年四月二日訂立的協議，合致同意為南丫發電廠進行蒸氣循環系統機電安裝工程，代價約為四千二百八十萬元。

年內按以上三份協議所產生之金額為四千三百萬元(二零零零年為二千一百萬元)。於二零零一年十二月三十一日，本公司欠合致三千萬元(二零零零年為五百萬元)。

(丁) 本公司一全資附屬公司，協聯工程有限公司(「協聯」)於一九九七年十月三十日在一般業務程序下與廣東省珠海發電廠有限公司(「廣珠發電」)及廣東創成電力工程監理有限公司(「創成電工」)簽訂顧問工程協議(「協議」)。根據協議，廣珠發電聘請協聯及創成電工共同提供顧問服務，並協助監督珠海發電廠(「電廠」)之交鑰匙興建工程服務。該電廠擁有兩台七百兆瓦蒸氣渦輪發電機組。有關條款乃以正常之商業條件經過雙方公平磋商後達成。

長江基建集團有限公司持有廣珠發電百分之四十五之股權，而同時亦為本公司主要股東。創成電工乃一獨立第三者。

協聯及創成電工按協議所提供之一般服務，除其他之外，包括派遣專業工程人員出任廣珠發電之工程代表，負責管理整項工程，及就電廠的不同興建階段進行監管工作。

協聯和創成電工亦將提供額外服務，例如派遣工程人員前往生產商的工場，統籌及督促付運工作，及協助廣珠發電監督交鑰匙承建商矯正工程上的缺陷。

按協議規定，協聯及創成電工已於一九九六年十一月一日開始提供服務，服務已於二零零一年完成。

就協議所提供的一般服務，協聯將獲取三千五百四十二萬四千元的費用。此數額乃根據協議期內預計服務所需的員工數目和類別，以及各員工每月薪資計算。

另外，協聯將就提供的額外服務收取進一步費用，有關數額根據協議所訂員工每日薪資及提供服務日數計算。廣珠發電須於收到協聯的發票後三十日內繳付有關費用。

年內已收或未收之工程顧問服務費為二百萬元(二零零零年為四百萬元)。

於二零零一年十二月三十一日，廣珠發電並無欠本公司(二零零零年為二百萬元)。

(戊) 本集團及長江基建集團有限公司各自收購百分之五十權益的 ETSA Utilities夥伴、CKI/HEI Electricity Distribution Pty有限公司、Powercor Australia, LLC及Powercor Australia有限公司。ETSA Utilities夥伴於澳洲的南澳洲省經營及管理配電業務。CKI/HEI Electricity Distribution Pty有限公司、Powercor Australia, LLC及Powercor Australia有限公司於澳洲的維多利亞省經營及管理配電業務。

兩間在澳洲註冊成立的海外全資擁有附屬公司向外的財務機構所獲貸款，全數貸予這些聯營公司。於二零零一年十二月三十一日，這些聯營公司欠兩間附屬公司之收息貸款合共四十一億六千九百萬元(二零零零年為六十一億六千五百萬元)(參閱附註十四)。該項借貸無須抵押，應計利息與兩間附屬公司從各財務機構所獲貸款之利率相同，另加就貸款協議而加收之息差，且(在不抵觸與這些聯營公司優先債權人所協議之後償債權安排的情況下)需於要求時即時還款。年內附屬公司已收或未收之利息收入為五億三千四百萬元(二零零零年為五億零一百萬元)。

廿六. 承擔

於十二月三十一日，本集團之未償付而又未在賬項內提撥準備的承擔如下：

	集團		公司	
	2001	2000	**2001**	2000
	百萬元計	百萬元計	**百萬元計**	百萬元計
已簽約：				
資本支出	**2,729**	2,660	**–**	–
聯營公司的投資	**847**	–	**–**	–
	3,576	2,660	**–**	–
已批准但未簽約:				
資本支出	**11,765**	13,872	**3**	–

廿七. 或有債務

	集團		公司	
	2001	2000	**2001**	2000
	百萬元計	百萬元計	**百萬元計**	百萬元計
為下列公司所作之銀行借款擔保：				
附屬公司	**–**	–	**4,169**	6,458
聯營公司	**8**	8	**8**	8
為下列公司所作之其他擔保：				
附屬公司	**–**	–	**4,418**	3,205
聯營公司	**32**	–	**32**	–
	40	8	**8,627**	9,671

廿八. 資產負債表外之金融工具

本集團利用衍生工具管理外匯及利率風險。於二零零一年十二月三十一日，未履行的衍生工具合約之種類及約定名義總額如下：

	2001 百萬元計	2000 百萬元計
交叉外匯及利率掉期合約	122	87
利率掉期及利率上限期權合約	11,576	8,100
遠期匯率合約	800	–
遠期外匯合約	1,536	1,698
	14,034	9,885

廿九. 會計政策的修訂

股息

在以往年度，建議派發或宣佈派發的股息於有關的會計期間內確認為負債。但自二零零一年一月一日起，為遵守香港會計師公會所頒佈的會計實務準則第九條（經修訂），本集團之董事於會計期間宣佈派發之股息（如為中期股息），或本集團之股東於會計期間批准派發之股息（如為末期股息），該等建議派發或宣佈派發的股息確認為負債。因此，從附屬公司所得的股息收入根據其宣佈派發股息的會計期間於本公司之損益賬內確認為收入。

由於採用這項新會計政策，本集團於年結時的資產淨值增加二十二億八千四百萬元（二零零零年為二十億八千萬元）。對本集團同期之股東應得溢利並無影響。本集團已追溯採用此新會計政策，故保留溢利之期初結餘和比較資料，均已就以往期間的數額作出調整。

三十. 比較數字

由於修訂了股息的會計政策，故部分比較數字已作出適當調整，有關詳情載於附註廿九。

附錄一

分部資料

(甲) 業務分部

截至十二月三十一日止年度

(百萬元計)	管制計劃下之電力銷售 2001	管制計劃下之電力銷售 2000	基建投資 2001	基建投資 2000	未分配及其他項目 2001	未分配及其他項目 2000	綜合 2001	綜合 2000
收入								
集團營業額	**10,948**	10,564	**–**	–	**(81)**	79	**10,867**	10,643
其他收入	**22**	32	**–**	–	**86**	112	**108**	144
分部收入	**10,970**	10,596	**–**	–	**5**	191	**10,975**	10,787
業績								
分部業績	**6,893**	6,679	**–**	–	**(38)**	126	**6,855**	6,805
利息收入	**–**	1	**534**	501	**21**	64	**555**	566
其他投資減值準備	**–**	–	**–**	–	**–**	(84)	**–**	(84)
財務成本	**(359)**	(590)	**(336)**	(349)	**–**	–	**(695)**	(939)
經營溢利	**6,534**	6,090	**198**	152	**(17)**	106	**6,715**	6,348
所佔聯營公司之損益	**–**	–	**469**	(2)	**3**	–	**472**	(2)
除税前溢利	**6,534**	6,090	**667**	150	**(14)**	106	**7,187**	6,346
税項	**(1,010)**	(862)	**(49)**	–	**283**	225	**(776)**	(637)
除税後溢利	**5,524**	5,228	**618**	150	**269**	331	**6,411**	5,709
管制計劃調撥	**96**	(174)	**–**	–	**–**	–	**96**	(174)
股東應得溢利	**5,620**	5,054	**618**	150	**269**	331	**6,507**	5,535
於十二月三十一日								
資產								
分部資產	**46,364**	43,701	**14**	11	**312**	818	**46,690**	44,530
聯營公司權益	**–**	–	**4,823**	6,310	**13**	16	**4,836**	6,326
銀行結存及其他流動資金	**–**	–	**–**	–	**580**	794	**580**	794
綜合總資產	**46,364**	43,701	**4,837**	6,321	**905**	1,628	**52,106**	51,650
負債								
分部負債	**2,948**	2,544	**52**	58	**71**	68	**3,071**	2,670
税項	**792**	209	**–**	–	**–**	–	**792**	209
計息貸款	**10,169**	11,818	**4,169**	6,165	**–**	–	**14,338**	17,983
減費儲備	**9**	14	**–**	–	**–**	–	**9**	14
發展基金	**138**	249	**–**	–	**–**	–	**138**	249
綜合總負債	**14,056**	14,834	**4,221**	6,223	**71**	68	**18,348**	21,125
其他資料								
資本支出	**4,133**	3,549	**–**	–	**1**	–	**4,134**	3,549
折舊	**1,696**	1,552	**–**	–	**–**	–	**1,696**	1,552

（乙）地區分部

截至十二月三十一日止年度

（百萬元計）	香港 2001	香港 2000	澳洲 2001	澳洲 2000	未分配及其他項目 2001	未分配及其他項目 2000	綜合 2001	綜合 2000
收入								
集團營業額	**10,835**	10,606	**1**	–	**31**	37	**10,867**	10,643
其他收入	**108**	144	**–**	–	**–**	–	**108**	144
分部收入	**10,943**	10,750	**1**	–	**31**	37	**10,975**	10,787
業績								
分部業績	**6,855**	6,824	**–**	–	**–**	(19)	**6,855**	6,805
利息收入	**21**	65	**534**	501	**–**	–	**555**	566
其他投資減值準備	**–**	–	**–**	–	**–**	(84)	**–**	(84)
財務成本	**(359)**	(590)	**(336)**	(349)	**–**	–	**(695)**	(939)
經營溢利	**6,517**	6,299	**198**	152	**–**	(103)	**6,715**	6,348
所佔聯營公司之損益	**3**	–	**469**	(2)	**–**	–	**472**	(2)
除税前溢利	**6,520**	6,299	**667**	150	**–**	(103)	**7,187**	6,346
税項	**(727)**	(637)	**(49)**	–	**–**	–	**(776)**	(637)
除税後溢利	**5,793**	5,662	**618**	150	**–**	(103)	**6,411**	5,709
管制計劃調撥	**96**	(174)	**–**	–	**–**	–	**96**	(174)
股東應得溢利	**5,889**	5,488	**618**	150	**–**	(103)	**6,507**	5,535
於十二月三十一日								
資產								
分部資產	**46,672**	44,508	**15**	11	**3**	11	**46,690**	44,530
聯營公司權益	**13**	16	**4,772**	6,310	**51**	–	**4,836**	6,326
銀行結存及其他流動資金	**–**	–	**–**	–	**580**	794	**580**	794
綜合總資產	**46,685**	44,524	**4,787**	6,321	**634**	805	**52,106**	51,650
其他資料								
資本支出	**4,134**	3,549	**–**	–	**–**	–	**4,134**	3,549
折舊	**1,696**	1,552	**–**	–	**–**	–	**1,696**	1,552

附錄二

主要附屬公司

下表只載列於二零零一年十二月三十一日對本集團的業績、資產或負債有重大影響的主要附屬公司的詳情：

公司名稱	實收股本和債務證券	本公司所佔股權之百分比	註冊成立／經營之地方	主要業務
The Hongkong Electric Company, Limited 香港電燈有限公司	2,411,600,000港元及5億港元票據（參閱附註二十）	100	香港	發電及供電
協聯工程有限公司	1,000,000港元	100	香港	工程顧問
嘉雲建設有限公司	2港元	100	香港	承建
豐澤廣告有限公司	2港元	100	香港	廣告
香港電燈基金管理有限公司	20港元	100	香港	信託
Gusbury Enterprises Incorporation	2美元	100	巴拿馬／香港	投資控股
HKE International 有限公司	1美元	100	英屬處女島／香港	投資控股
Hongkong Electric (Cayman) 有限公司	1美元及22億港元票據（參閱附註二十）	100	開曼群島／香港	財務
Hongkong Electric Finance (Cayman) 有限公司	1美元及5億港元票據（參閱附註二十）	100	開曼群島／香港	財務
港燈國際有限公司	1美元	100	英屬處女島	投資控股
HEI Investment Holdings 有限公司	2港元	100*	香港	投資控股
HEI Thailand (Rayong) 有限公司	1美元	100*	英屬處女島／香港	投資控股
Sigerson Business Corp.	1美元	100*	英屬處女島	投資控股
HEI Utilities (Malaysian) 有限公司	632,510澳元	100*	馬來西亞	投資控股
HEI Power (Malaysian) 有限公司	52,510澳元	100*	馬來西亞	投資控股
Hong Kong Electric International Finance (Australia) Pty 有限公司	1澳元	100*	澳洲	財務
HEI Transmission Finance (Australia) Pty 有限公司	12澳元	100*	澳洲	財務
HEI Utilities Development 有限公司	280,010澳元	100*	馬來西亞	投資控股
Riverland Investment 有限公司	1美元	100*	英屬處女島	投資控股
Hongkong Electric International Power (Mauritius) 有限公司	2美元	100*	毛里求斯	投資控股

* *間接持有*

附錄三

主要聯營公司

下表只載列於二零零一年十二月三十一日對本集團業績或資產有重大影響的聯營公司的詳情：

公司名稱	實收股本	本集團實際權益比例	註冊成立／經營之地方	主要業務
Secan有限公司	10港元	20%	香港	物業發展
ETSA Utilities夥伴	(參閱下列附註(甲))	50%	澳洲	配電
CKI/HEI Electricity Distribution Pty有限公司 (參閱下列附註(乙))	200澳元	50%	澳洲	配電
Union Power Development 有限公司("UPDC") (參閱下列附註(丙))	1,665,000,000泰銖	4.6%	泰國	發電及供電

(甲) ETSA Utilities夥伴是一個非法人團體，由五間公司組成，即HEI Utilities Development有限公司、CKI Utilities Development有限公司、HEI Utilities Holdings有限公司、CKI Utilities Holdings有限公司及CKI/HEI Utilities Distribution有限公司，於澳洲的南澳洲省經營及管理配電業務。HEI Utilities Development有限公司是本集團屬下之一全資附屬公司。而HEI Utilities Holdings有限公司、CKI Utilities Holdings有限公司及CKI/HEI Utilities Distribution有限公司是本集團的聯營公司。

(乙) 這公司是Powercor Australia集團的控股公司，Powercor Australia集團包括Powercor Australia Pty有限公司，Powercor Australia, LLC, Powercor Australia Holdings Pty有限公司及Powercor Australia有限公司，於澳洲的維多利亞省經營及管理配電業務。

(丙) UPDC是一間泰國註冊公司，主要從事發展、財務、建造、安裝、測試、運作和維修一間泰國的燃煤發電廠。根據二零零一年十月六日的股權購買協議(「協議」)，本集團簽約購買UPDC百分之二十六之發行股本。於年結時，本集團只擁有UPDC百分之四點六之發行股本，若履行協議中的若干條件時，本集團需收購餘下百分之二十一點四發行股本。儘管UPDC需要履行若干條件，根據該協議本集團應擁有其百分之二十六之全部股權，如此，UPDC經考慮後成為本集團的聯營公司。而投資於這聯營公司之承擔已包括在附註二十六內。根據收購協議，本集團有權在該電廠開始商業營運時增加股權至百分之二十七點五。

ETSA Utilities 夥伴財務報表摘要

綜合損益表

截至二零零一年十二月三十一日止年度

	2001		1999年12月13日至 2000年12月31日	
	澳幣 百萬元計	等值港幣 百萬元計	澳幣 百萬元計	等值港幣 百萬元計
營業額	**605**	**2,431**	584	2,522
營運及服務開支	**(216)**	**(869)**	(195)	(842)
未扣除利息、稅項、折舊及攤銷前經營溢利	**389**	**1,562**	389	1,680
折舊及攤銷	**(128)**	**(512)**	(127)	(547)
未扣除利息及稅項前溢利	**261**	**1,050**	262	1,133

綜合資產負債表

於二零零一年十二月三十一日

	2001		2000	
	澳幣 百萬元計	等值港幣 百萬元計	澳幣 百萬元計	等值港幣 百萬元計
非流動資產	**3,382**	**13,558**	3,363	14,530
流動資產	**195**	**784**	216	932
流動負債	**(150)**	**(600)**	(157)	(678)
	3,427	**13,742**	3,422	14,784
股本	**1**	**4**	1	4
保留虧損	**(35)**	**(138)**	(5)	(22)
	(34)	**(134)**	(4)	(18)
非流動負債				
— 後償貸款	**1,270**	**5,092**	1,270	5,486
— 其他貸款及應付款項	**2,191**	**8,784**	2,156	9,316
	3,427	**13,742**	3,422	14,784

Powercor Australia 集團財務報表摘要

綜合損益表

截至二零零一年十二月三十一日止年度

	2001		2000年9月6日至 2000年12月31日	
	澳幣 百萬元計	等值港幣 百萬元計	澳幣 百萬元計	等值港幣 百萬元計
營業額	**981**	**3,887**	328	1,418
營運及服務開支	**(486)**	**(1,927)**	(198)	(857)
未扣除利息、稅項、折舊及攤銷前經營溢利	**495**	**1,960**	130	561
折舊及攤銷	**(89)**	**(355)**	(30)	(128)
未扣除利息及稅項前溢利	**406**	**1,605**	100	433

綜合資產負債表

於二零零一年十二月三十一日

	2001		2000	
	澳幣 百萬元計	等值港幣 百萬元計	澳幣 百萬元計	等值港幣 百萬元計
非流動資產	**2,523**	**10,116**	2,561	11,065
流動資產	**120**	**480**	237	1,022
流動負債				
— 公司間貸款	**–**	**–**	(1,584)	(6,843)
— 其他貸款及應付款項	**(940)**	**(3,770)**	(255)	(1,103)
	1,703	**6,826**	959	4,141
保留盈餘	**214**	**856**	20	84
非流動負債				
— 後償貸款	**810**	**3,247**	–	–
— 其他貸款及應付款項	**679**	**2,723**	939	4,057
	1,703	**6,826**	959	4,141

五年集團溢利概要及集團資產負債表

五年集團溢利概要

港幣百萬元計	**2001**	2000	1999	1998	1997
營業額	**10,867**	10,643	9,690	9,759	8,499
經營溢利	**6,715**	6,348	5,545	5,483	4,661
所佔聯營公司之損益	**472**	(2)	3	7	298
除稅前溢利	**7,187**	6,346	5,548	5,490	4,959
稅項	**(776)**	(637)	(496)	(494)	(432)
除稅後溢利	**6,411**	5,709	5,052	4,996	4,527
管制計劃調撥	**96**	(174)	234	(29)	182
股東應得溢利	**6,507**	5,535	5,286	4,967	4,709

五年集團資產負債表

港幣百萬元計	**2001**	2000	1999	1998	1997
固定資產	**43,955**	41,592	39,661	37,645	35,011
聯營公司權益	**4,836**	6,326	23	90	89
證券投資	**393**	891	84	168	168
流動負債淨額	**(588)**	(3,035)	(262)	(2,549)	(2,744)
總資產減流動負債	**48,596**	45,774	39,506	35,354	32,524
非流動負債	**(14,691)**	(14,986)	(12,429)	(11,861)	(11,161)
減費儲備	**(9)**	(14)	(21)	(62)	(92)
發展基金	**(138)**	(249)	(89)	(340)	(338)
資產淨值	**33,758**	30,525	26,967	23,091	20,933
股本	**2,134**	2,134	2,085	2,020	2,020
儲備	**31,624**	28,391	24,882	21,071	18,913
資本及儲備	**33,758**	30,525	26,967	23,091	20,933

附註：由於採納了會計實務準則第九條（經修訂）《資產負債表日後事項》之規定，在資產負債表日後的擬派股息須列作股本標題下的一個獨立項目，不應於資產負債表結算日確認為一項負債。故此，一九九七至二零零零年度的擬派股息已為比較目的作出了調整。

十年管制計劃明細表

香港電燈有限公司

(甲) 管制計劃

香港電燈有限公司(「港燈」),即本公司屬下之一全資附屬公司,其業務須遵照與香港政府共同訂立之管制計劃經營。一九九四年一月一日修訂之管制計劃,於一九九九年一月一日再作修訂,有效期至二零零八年十二月三十一日止。

按照管制計劃規定,港燈可根據固定資產平均淨值每年賺取准許利潤十三厘五,另加由一九七九年一月一日後動用港燈股東增加投資所購置之固定資產平均值一厘五之溢利。准許利潤與管制計劃收入淨額之差額,將由損益賬內撥往發展基金或自該基金撥回損益賬。於計算管制計劃收入淨額時,涉及購置固定資產之利息(無論已撥入收益賬或作資本支出),連同一項税務調整必須一併加於除税後之溢利上計算,但利息調整之數以不超過年息八厘為限。除此外,再按照發展基金平均結存百分之八,由損益賬撥往減費儲備。

根據一九九四年一月一日實施之新修訂管制計劃協議,港燈需要保留收益儲備相等於一項跟隨税率計算之管制計劃税務調整。此項儲備必須保留於港燈內,直至該税項需要支付為止。

(乙) 十年管制計劃明細表截至十二月三十一日止年度

港幣百萬元計	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
電力銷售	**10,911**	10,543	9,577	9,627	8,366	7,980	7,271	6,974	6,197	5,517
減:燃料價條款賬	**(740)**	(801)	(745)	(623)	(479)	(449)	(458)	(512)	(402)	(332)
其他管制計劃收入	**59**	54	64	62	66	86	60	61	51	49
電費收入毛額	**10,230**	9,796	8,896	9,066	7,953	7,617	6,873	6,523	5,846	5,234
燃料費用	**(917)**	(823)	(842)	(973)	(1,036)	(1,034)	(965)	(878)	(892)	(894)
經營費用	**(848)**	(845)	(798)	(755)	(742)	(711)	(899)	(813)	(804)	(755)
利息	**(359)**	(590)	(648)	(778)	(436)	(424)	(241)	(282)	(240)	(221)
折舊	**(1,572)**	(1,448)	(1,348)	(1,382)	(1,152)	(1,070)	(845)	(817)	(943)	(801)
未除税收入淨額	**6,534**	6,090	5,260	5,178	4,587	4,378	3,923	3,733	2,967	2,563
管制計劃税項	**(1,010)**	(862)	(747)	(822)	(748)	(713)	(649)	(603)	(505)	(452)
除税後收入淨額	**5,524**	5,228	4,513	4,356	3,839	3,665	3,274	3,130	2,462	2,111
借入資本利息	**524**	775	790	867	780	666	601	445	359	325
增加客戶按金利息	**3**	3	1	–	–	–	–	–	–	–
管制計劃收入淨額	**6,051**	6,006	5,304	5,223	4,619	4,331	3,875	3,575	2,821	2,436
撥自/(入)發展基金	**111**	(160)	251	(2)	218	82	6	(274)	27	76
准許利潤	**6,162**	5,846	5,555	5,221	4,837	4,413	3,881	3,301	2,848	2,512
借入資本利息	**(524)**	(775)	(790)	(867)	(780)	(666)	(601)	(445)	(359)	(325)
增加客戶按金利息	**(3)**	(3)	(1)	–	–	–	–	–	–	–
撥入減費儲備	**(15)**	(14)	(17)	(27)	(36)	(48)	(51)	(40)	(31)	(35)
利潤淨額	**5,620**	5,054	4,747	4,327	4,021	3,699	3,229	2,816	2,458	2,152

十年資產負債表

於十二月三十一日

香港電燈有限公司

港幣百萬元計	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
資產										
非流動資產										
固定資產	**44,045**	41,688	39,761	37,750	35,120	32,315	29,087	24,590	20,800	18,282
流動資產										
煤及燃油	**138**	100	142	135	143	188	152	148	147	117
物料	**301**	299	309	291	280	275	265	225	196	166
燃料價條款賬	**1,216**	981	262	186	–	–	–	–	–	–
應收營業及其他賬項	**664**	633	641	525	486	416	348	356	317	279
銀行結存	**5**	12	9	–	–	6	1	1	4	3
	2,324	2,025	1,363	1,137	909	885	766	730	664	565
流動負債										
銀行及其他貸款	**(10,644)**	(8,773)	(5,992)	(5,176)	(4,680)	(4,901)	(3,326)	(2,403)	(1,853)	(1,064)
燃料價條款賬	**–**	–	–	–	(7)	(20)	(103)	(147)	(129)	(114)
應付營業及其他賬項	**(1,858)**	(1,511)	(1,867)	(2,309)	(2,351)	(1,957)	(3,024)	(1,544)	(1,300)	(1,288)
稅項	**(792)**	(209)	(227)	(179)	(142)	(204)	(53)	(130)	(83)	(58)
	(13,294)	(10,493)	(8,086)	(7,664)	(7,180)	(7,082)	(6,506)	(4,224)	(3,365)	(2,524)
流動負債淨額	**(10,970)**	(8,468)	(6,723)	(6,527)	(6,271)	(6,197)	(5,740)	(3,494)	(2,701)	(1,959)
總資產減流動負債	**33,075**	33,220	33,038	31,223	28,849	26,118	23,347	21,096	18,099	16,323
非流動負債										
銀行及其他貸款	**(5,336)**	(7,439)	(8,790)	(8,444)	(8,343)	(5,649)	(3,461)	(3,776)	(2,677)	(2,014)
遞延應付賬項	**(1,184)**	(1,362)	(1,770)	(2,036)	(1,734)	(3,103)	(4,064)	(3,043)	(2,709)	(2,659)
客戶按金	**(1,302)**	(1,242)	(1,169)	(1,131)	(1,084)	(1,016)	(958)	(892)	(814)	(749)
	(7,822)	(10,043)	(11,729)	(11,611)	(11,161)	(9,768)	(8,483)	(7,711)	(6,200)	(5,422)
減費儲備 *(附註一)*	**(9)**	(14)	(21)	(62)	(92)	(93)	(80)	(64)	(105)	(149)
發展基金 *(附註二)*	**(138)**	(249)	(89)	(340)	(338)	(556)	(638)	(644)	(370)	(397)
資產淨值	**25,106**	22,914	21,199	19,210	17,258	15,701	14,146	12,677	11,424	10,355
資本及儲備										
股本	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
儲備 *(附註三)*	**2,460**	2,201	1,975	1,724	1,390	1,066	730	311	–	–
擬派股息 *(附註四)*	**4,311**	3,917	3,945	3,518	3,036	2,828	2,409	2,102	2,074	1,811
	9,182	8,529	8,331	7,653	6,837	6,305	5,550	4,824	4,485	4,222
信貸股本	**15,924**	14,385	12,868	11,557	10,421	9,396	8,596	7,853	6,939	6,133
	25,106	22,914	21,199	19,210	17,258	15,701	14,146	12,677	11,424	10,355

附註：

(一) 此儲備之目的乃以回扣方式，用作減低用戶的電費。

(二) 設立發展基金之主要目的，是用以協助購置固定資產，而非作為股東權益之一部份。

(三) 此儲備乃根據一九九四年一月一日實施之新修訂管制計劃協議所計算的一項管制計劃稅務調整，此乃代表折舊及稅務津貼之累積差額乘以每年實際稅率得出之數。此項管制計劃稅務調整必須保留於港燈內，直至該稅項需要支付為止。

(四) 由於採納了會計實務準則第九條(經修訂)《資產負債表日後事項》之規定，在資產負債表日後的擬派股息須列作股本標題下的一個獨立項目，不應於資產負債表結算日確認為一項負債。故此，一九九二至二零零零年度的擬派股息已為比較目的作出了調整。

十年經營統計

香港電燈有限公司

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
售電量(百萬度)										
商業用電	**7,456**	7,141	6,875	6,781	6,401	6,148	5,782	5,688	5,271	4,866
家庭用電	**2,359**	2,346	2,288	2,448	2,212	2,243	2,089	2,024	1,919	1,763
工業用電	**496**	505	490	464	466	482	509	545	561	586
合計(百萬度)	**10,311**	9,992	9,653	9,693	9,079	8,873	8,380	8,257	7,751	7,215
每年增加(百分率)	**3.2**	3.5	(0.4)	6.8	2.3	5.9	1.5	6.5	7.4	4.0
平均淨電費每度(分)										
基本電費	**105.7**	105.7	99.4	99.4	92.2	89.9	86.8	84.5	80.0	76.1
燃料價條款折扣	**(9.3)**	(15.2)	(8.5)	(8.5)	(5.4)	(6.0)	(6.0)	(6.0)	(5.0)	(4.5)
減費折扣	**(0.2)**	(0.2)	(0.6)	(0.6)	(0.4)	(0.4)	(0.4)	(1.0)	(1.0)	(0.5)
淨電費每度(分)	**96.2**	90.3	90.3	90.3	86.4	83.5	80.4	77.5	74.0	71.1
客戶總數(千位)	**536**	526	519	513	513	504	493	483	472	456
總發電能量(兆瓦)										
燃氣輪機及後備發電機組	**805**	805	805	805	805	805	805	805	805	805
燃煤發電機組	**2,500**	2,500	2,500	2,500	2,500	2,150	2,150	1,800	1,800	1,800
合計(兆瓦)	**3,305**	3,305	3,305	3,305	3,305	2,955	2,955	2,605	2,605	2,605
系統最高需求量(兆瓦)	**2,516**	2,417	2,343	2,316	2,205	2,118	2,006	2,021	1,890	1,819
每年增加(百分率)	**4.1**	3.2	1.2	5.0	4.1	5.6	(0.7)	6.9	3.9	8.3
週年負荷系數(百分率)	**53.0**	53.5	53.4	54.2	53.5	54.3	54.2	53.0	53.1	51.2
熱功效率(百分率)	**35.5**	35.6	35.8	35.9	35.8	35.8	35.3	35.7	36.0	36.0
燃煤機廠房應用率(百分率)	**87.9**	84.3	87.1	89.2	91.0	90.8	91.9	93.7	93.1	88.2
電力開關站	**20**	20	20	18	18	17	17	16	16	14
分區電力站	**25**	25	25	23	23	22	22	22	21	20
用戶電力分站	**3,444**	3,391	3,309	3,230	3,172	3,101	3,021	2,954	2,899	2,804
僱員人數	**2,277**	2,325	2,403	2,490	2,542	2,625	2,700	2,713	2,706	2,737
資本支出(百萬元)	**4,133**	3,549	3,622	4,248	4,107	4,424	5,459	4,668	3,486	2,970

股東週年大會通告

茲定於二零零二年五月九日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

（一）省覽本公司截至二零零一年十二月三十一日止年結及董事局與核數師報告書。

（二）宣派末期股息。

（三）重選退任董事。

（四）聘任核數師及授權董事局議定其酬金。

作為特別事項

（五）考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

(a) 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份；及

(b) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（六）考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

(a) 在下文(b)段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

(b) 本公司按照上文(a)段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（七）考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

（八）考慮及認為適當時，在或會作出修訂下，通過下列決議案為特別決議案：

「**動議**按下列方式修訂本公司之組織章程細則：

(a) 緊接於細則2內「書面」或「印刷」之釋義後加入以下新定義：

「電子通訊」指以任何形體透過任何媒體利用電子傳送方式進行之通訊。

「上市規則」指香港聯合交易所有限公司不時修訂的證券上市規則。

「財務摘要報告」與公司條例內之釋義相同。

(b) 於細則2內「書面」或「印刷」之釋義中，在「視覺上之表現方式」後加入「包括電子通訊」之字樣。

(c) 於「單數涵義的字眼」的段落後，加入新段如下：

「文中相關法例、規則及規定等詞之含義包括公司條例及其所有附屬法例與上市規則。文中通告或文件等詞包括以任何數碼、電子、電氣、磁性的或其他可讀取格式或媒體記錄或儲存之通告或文件。」

(d) 將細則157之編號更改為細則157(a)，在細則157(a)起首處加入「除細則157(b)及157(c)另有規定外」之字樣，及加入細則157(b)及157(c)如下：

「157(b) 倘若根據相關法例、規則及規定向有關人士發出財務摘要報告，而有關人士同意或視作同意接納收取該財務摘要報告為本公司已履行寄發細則157(a)所指定文件之責任，則視作已遵守細則157(a)所指無論根據該細則或公司條例而向有關人士發出該細則所述文件之規定。

157(c) 倘若本公司根據相關法例、規則及規定在本公司電腦網絡或以其他許可之方式（包括以任何電子通訊方式寄發）公佈細則157(a)所述之文件及（如適用）財務摘要報告，而有關人士同意或視作同意接納以上述形式公佈或收取該等文件視為本公司已履行向該人士寄發該等文件之責任，則視作已遵守細則157(a)所指無論根據該細則或公司條例而向有關人士發出該細則所述文件或財務摘要報告之規定。」

(e) 於細則161內「香港」之字樣後加入以下字句：

「或根據相關法例、規則及規定以電子通訊方式送致股東之電子地址，或根據相關法例、規則及規定在本公司電腦網絡公佈。」

(f) 於細則161內「如屬股份之聯名持有人，則所有通告」之字樣後加入「或文件」之字樣。

(g) 於細則162內，在所有「通告」一詞之後加入「或文件」之字樣，並在該細則之後加入以下字句：

「以電子通訊方式發出通告或文件，將以本公司或其代理人之伺服器發出有關通告或文件當日視為該通告或文件之發出日期。在本公司電腦網絡公佈通告或文件，則以向股東發出通知表示有關通告或文件已在本公司電腦網絡公佈之翌日視為發出或接收該通告或文件之日期。」

(h) 於細則162後加入新細則162A如下：

「除相關法例、規則及規定另有指明外，可向股東派發任何通告或文件，包括細則157(a)所指之文件及財務摘要報告之英文本或中文本。」

(i) 於細則164內「印刷」一詞後加入「或以電子方式簽署」之字樣。」

承董事局命

公司秘書
黃莉華
香港，二零零二年三月七日

附註：

（一）有權出席投票之股東，均有權委任不超過兩位代表出席，並於表決時代其投票。代表人不必為本公司股東。根據本公司組織章程，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。

（二）本公司將由二零零二年五月二日星期四至二零零二年五月九日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派股息者，務須於二零零二年四月三十日星期二下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓。

（三）就上述第五項議程之議案，董事局表明現時並無計劃發行任何新股。

（四）就上述第六項議程之議案，董事局表明將於認為符合股東利益之情況下行使授權購回公司股份。就香港聯合交易所有限公司證券上市規則（「上市規則」）之要求詳載建議購回股份之說明文件，將連同年報寄予各股東。

（五）上述第八項議程之議案徵求股東批准修訂本公司之組織章程細則，以便本公司可引用公司條例及上市規則最近更改之規例，讓股東選擇收取完整之年報及賬目或財務摘要報告、選擇以印刷本或透過本公司電腦網絡或以其他電子通訊形式收取該等財務報告、通告或其他文件，及選擇收取上述文件之英文本或中文本。建議之修訂及其效用將刊載於附註（四）所述之函件內。